3

05012304

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Henderson Land Development

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED NOV 07 2005 THOMSON FINANCIAL

PROCESSED NOV 07 2005 THOMSON FINANCIAL

FILE NO. 82- 1561

FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 11/4/05

82-1561

AK/S
6-30-05

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED



ANNUAL REPORT 2005

THE YEAR IN REVIEW

REVIEW OF OPERATIONS

REPORT & SUMMARY



FINANCIAL STATEMENTS

International Finance Centre, Central

July 2004 to June 2005

63.65% owned

Grand Promenade

partly completed (Hong Kong)



Grand Promenade

Relocation of Group's Headquarters to

Two IFC



Two IFC

Henderson Club

established


CREDIT CARD LAUNCH
BEA
VISA

Henderson Club Establishment

HK$10 Billion

Syndicated Loan Agreement Signed


HENDERSON LAND DEVELOPMENT COMPA
HENDERSON INVESTMENT LIMI
HK$10,000,000,000
EAR/SEVEN-YEAR SYNDICATED REVOLVING CR
SIGNING CEREMONY
17th September,2004

July 2004 to June 2005



Office Tower II, The Grand Gateway

65.32% owned

Office Tower II, The Grand Gateway

completed (Shanghai)



The Sherwood

100% owned

The Sherwood

completed (New Territories)



Tan Kwai Tsuen

100% owned

50 Tan Kwai Tsuen

completed (New Territories)



Royal Green

45% owned

Royal Green

completed (New Territories)

Profit and Turnover

The Group's consolidated net profit after taxation and minority interests for the year ended 30th June, 2005 amounted to HK$10,854 million with the early adoption of the Hong Kong Accounting Standard 40 and HK(SIC) Interpretation 21, representing an increase of 76% over the corresponding restated profit figure in respect of the financial year ended 30th June, 2004. The turnover of your Group decreased by 13% from that of the previous financial year and amounted to HK$5,833 million. If the effects arising from revaluation of investment properties were not to be taken into account, the consolidated net profit after taxation and minority interests for the year ended 30th June, 2005 amounted to HK$4,375 million, representing an increase of 43% over the corresponding figure in respect of the previous financial year.

Dividends

Your Board recommends the payment of a final dividend of HK$0.60 per share to shareholders whose names appear on the Register of Members of the Company on 5th December, 2005. The total distribution per share of HK$1.00 for the full year, including the interim dividend of HK$0.40 per share already paid, represents an increase of 11% over the total distribution in the previous year. Warrants for the final dividend will be sent to shareholders on or before 7th December, 2005.

Business Review

PROPERTY MARKET

During the financial year under review, sustained buoyancy in the economic conditions of Hong Kong that is conducive to commercial investment had given rise to the expansion of business by both




I am pleased to present to the Shareholders my report on the operations of the Group
Dr. Lee Shau Kee
Chairman and Managing Director

(All percentage shareholdings shown below were figures as of 28th September, 2005)

HENDERSON LAND GROUP STRUCTURE

Market Capitalisation as at 28th September, 2005
Henderson Land Development Company Limited : HK$69Bn.
Six Listed Companies of Group : HK$201Bn.


HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(Investment Holding, Property Development and Investment in Hong Kong and Mainland China, Project and Property Management, Construction and Finance)
73.48%
HENDERSON INVESTMENT LIMITED
(Investment Holding, Property Investment, Retailing, Hotel Business and Strategic Securities Investment)
37.17%
THE HONG KONG AND CHINA GAS COMPANY LIMITED
(Piped-gas Supply and Distribution)
66.67%
HENDERSON CYBER LIMITED
(Internet, High Technology Services and IT Investments)
44.21%
MIRAMAR HOTEL AND INVESTMENT COMPANY, LIMITED
(Property Investment, Hotel Operations and Travel Business)
31.33%
HONG KONG FERRY (HOLDINGS) COMPANY LIMITED
(Property Development and Investment, Travel Business and Hotel Operations)

domestic and foreign enterprises as well as significant growth in investment activities. The Hong Kong property market was generally active and marked increase in local property prices had been recorded as compared to the sale prices of last year. This situation is particularly notable in the high-end residential property sector as the sales price per square foot of luxurious residential properties in a number of projects reached their highest level since last recorded in 1997. During the financial year under review, the Group recorded total sale of around 3,300 property units from which approximately HK$6,810 million was generated from sales revenues attributable to the Group. These projects mainly include the Grand Promenade, Royal Peninsula, Splendid Place, King's Park Hill and Phase 2 of the Metro Harbour View.

DEVELOPMENT PROJECTS COMPLETED

The following development projects were completed during this financial year:

Location		Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Land-Use Purpose	Group's Interest (%)	Gross Floor Area (sq.ft.)
HONG KONG						
1	International Finance Centre — Hotel Complex	614,700 (Note 1)	1,100,619	Hotel/ Suite Hotel	36.59	402,716
2	Park Central — Phase 3 (Central Heights)	39,148	319,066	Commercial/ Residential	25.00	79,766
3	8 Fuk Hang Tsuen Road, Tuen Mun (The Sherwood)	396,434	836,868	Commercial/ Residential	100.00	836,868
4	50 Tan Kwai Tsuen, Yuen Long	54,487	54,487	Residential	100.00	54,487
5	18 Ching Hiu Road, Sheung Shui (Royal Green — Phase 1)	97,133 (Note 2)	320,262	Residential	45.00	144,118
6	38 Tai Hong Street, Sai Wan Ho (Grand Promenade — Towers 2, 3 & 5)	131,321 (Note 3)	846,254	Residential	63.65	538,641
						2,056,596

Note 1: The site area for the whole of International Finance Centre is 614,700 sq.ft.

Note 2: The site area for the whole of Royal Green is 97,133 sq.ft.

Note 3: The site area for the whole of Grand Promenade is 131,321 sq.ft.

The Sherwood, Tuen Mun

Total G.F.A.: Approx. 836,000 sq.ft.; 100% owned by the Group.
This residential-cum-commercial development comprises 12 residential towers which was completed in September 2004.



PROJECTS UNDER PRE-SALE & SALE

	Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Land-Use Purpose	Group's Interest (%)	No. of Units Unsold & Pending Sale As At Financial Year End	Approximate Gross Floor Area Of Remaining Unsold Units (sq.ft.)
Completed property units pending sale:							
1	28 Lo Fai Road, Tai Po (Casa Marina I)	283,200	226,561	Residential	100.00	48	164,667
2	1 Lo Ping Road, Tai Po (Casa Marina II)	228,154	182,545	Residential	100.00	48	145,849
3	1-98 King's Park Hill Road (King's Park Hill)	168,392	241,113	Residential	62.28	40	94,433
4	3 Seymour Road (Palatial Crest)	17,636	185,295	Commercial/ Residential	63.35	27	33,034
5	8 Hung Lai Road (Royal Peninsula)	162,246	1,478,552	Residential	50.00	45	52,803
6	99 Tai Tong Road, Yuen Long (Sereno Verde & La Pradera)	380,335	1,141,407	Residential	44.00	14	12,355
7	933 King's Road (Royal Terrace)	16,744	138,373	Commercial/ Residential	100.00	59	43,578
8	Tseung Kwan O Town Lot Nos. 57 and 66 (Park Central - Phases 1 & 2)	359,883	2,932,813	Commercial/ Residential	24.63	58	48,216
9	8 Fuk Lee Street (Metro Harbour View - Phases 1 & 2)	228,595	1,714,463	Residential	73.02	371	209,278
10	3 Kwong Wa Street (Paradise Square)	17,297	159,212	Commercial/ Residential	100.00	68	43,647
11	38 Tai Hong Street, Sai Wan Ho (Grand Promenade)	131,321	1,410,629	Residential	63.65	575	592,823
12	39 Taikoo Shing Road (Splendid Place)	10,405	86,023	Commercial/ Residential	75.00	15	10,180
13	Park Central - Phase 3 (Central Heights)	39,148	319,066	Residential	25.00	223	202,932
14	18 Ching Hiu Road, Sheung Shui (Royal Green - Phase 1)	97,133	320,262	Residential	45.00	481	346,857
					No. of Units:	**2,072**	**2,000,652**

PROPERTY DEVELOPMENT PROJECT
Grand Promenade, Sai Wan Ho











GRAND PROMENADE

- 63.65% beneficially owned by the Group.
- This is a 50/50 joint development project of the Group and The Hong Kong and China Gas Company Limited.
- Situates in the traffic concourse of the eastern part of the Hong Kong Island and on the waterfront of the north-eastern part of the Victoria Harbour.
- Amounted to approximately 1,410,000 sq. ft. in total G.F.A..
- Mainly consists of five high-rise residential towers ranging from 55 to 58-storey, providing a total of 2,020 quality residential units, and car parking facilities.
- Enjoys unblocked panoramic view of different angles of the Victoria Harbour.
- Easy access to a wide range of public transportation services.
- Well received by buyers since its pre-sale launch in August 2004.
- The entire project was completed in August 2005.



	Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Land-Use Purpose	Group's Interest (%)	No. of Units Not Yet Offered For Sale & Units Under Construction	Approximate Gross Floor Area (sq.ft.)
Developments not yet offered for sale and projects currently under construction which may be offered for pre-sale:							
1	108 Hollywood Road and 1-17 Bridges Street (CentreStage)	26,903	276,846	Commercial/ Residential	100.00	388	276,846
2	18 Ching Hiu Road, Sheung Shui (Royal Green - Phase 2)	97,133	165,405	Residential	45.00	282	165,405
3	250 Shau Kei Wan Road (Scenic Horizon)	6,808	54,810	Commercial/ Residential	18.13	100	54,810
4	1 High Street	7,958	63,633	Residential	100.00	95	63,633
5	San Ma Tau Street, To Kwa Wan (The Grand Waterfront)	130,523	1,109,412	Residential	46.93	1,782	1,109,412
6	8 Fuk Hang Tsuen Road, Tuen Mun (The Sherwood)	396,434	836,868	Commercial/ Residential	100.00	1,576	836,868
7	Tai Po Town Lot No. 161 sea view villas	982,194	1,164,111	Residential	90.10	535	1,164,111
8	50 Tan Kwai Tsuen, Yuen Long	54,487	54,487	Residential	100.00	119	54,487
					No. of Units:	**4,877**	**3,725,572**
					Total Saleable Units:	**6,949**	**5,726,224**

CentreStage, Central

Total G.F.A.: Approx. 277,000 sq.ft.; 100% owned by the Group.
This site is being developed into two residential towers. The entire development is expected to be completed in mid-2006. Pre-sale launch is in progress and recorded satisfactory sale results.



LOCAL LAND BANK

During the period under review, the Group actively increased the acquisition of agricultural land with high development potential and acquired agricultural land lots with total land area amounting to over 4.3 million sq.ft. At the same time, the Group continued to make applications for land-use conversion of its agricultural land sites and also carried on negotiations with the Government for fixing the land premium in respect of certain agricultural conversion sites, aiming to increase development sites for the Group at relatively low costs.

The Group also made full payment for land-use modification premium in respect of several development land lots which include the office development site that is situate at Wai Yip Street in Kowloon which is currently being developed into an intelligent commercial building to be fitted and equipped according to the latest design specifications in the Kwun Tong District, providing approximately 1 million sq.ft. in attributable gross floor area. Two other sites also located in Kowloon at Prince Edward Road East and Sheung Hei Street in the San Po Kong District are also planned to be developed for office usage with approximately 340,000 sq.ft. in total attributable gross floor area.

The residential property development site situate at Fanling Sheung Shui Town Lot No.189 in Ng Uk Tsuen in the New Territories, for which the attributable development floor area has now been increased to approximately 220,000 sq.ft., is currently being built into a residential development. Further, the Group acquired additional land lots adjacent to the existing project site situate at Fanling Sheung Shui Town Lot No. 229 also in Ng Uk Tsuen and the gross floor area of this residential project, which is currently under construction, will now be increased to approximately 210,000 sq.ft. in total.

Land premium payment in respect of another site of the Group situated at Wai Yip Street in Kwun Tong, Kowloon, which will provide approximately 230,000 sq.ft. in attributable gross floor area, is expected to be finalised within the next few months. This site will be developed into a hotel with 555 guest rooms. The two sites located at Hung To Road in Kwun Tong and another site situate at Tai Yau Street in San Po Kong, which will in aggregate provide 390,000 sq.ft. in attributable gross floor area, are planned for the development as modern industrial / office buildings for which payments of land premium are not required.

Usage of Land Bank & Investment Properties


Shop
Residential
24%
37%
22%
9%
8%
Office
Industrial/Office & Industrial
Hotel/Serviced Apartment

Annual Completion
(GFA in million sq.ft.)


4
3
2
1
0
1.3
0.6
3.5
0.6
2.1
01
02
03
04
05
Financial Year

Further, the area where the Group's site in Wu Kai Sha is located in the Shatin District had been approved by the Town Planning Board for a Comprehensive Development Area zoning, carrying a maximum permitted plot ratio of 3 times. It will allow this site to be built to approximately 3.5 million sq.ft. in total gross floor area and the Group has already submitted an application to the Government for land-use change as well as land exchange to be granted for this development site. The Group has also submitted application to the Government for land exchange in respect of the agricultural land lots situate at Tai Tong Road, Yuen Long. It is anticipated that the developable gross floor area of this site will amount to approximately 1.51 million sq.ft. Application has also been made to the Government for land exchange in respect of the land lots located in Lam Tei, Tuen Mun which will provide approximately 57,000 sq.ft. in attributable gross floor area to the Group. Also, the Group acquired land lots in Wo Sang Wai, Yuen Long and application is currently being made for the development of this site into a low-density residential project of approximately 840,000 sq.ft. in gross floor area. The Group has also submitted applications to the Town Planning Board for land-use conversion in respect of agricultural land lots totally of approximately 1.7 million sq.ft. in land area which are located at Ma Sik Road in Fanling. Assuming that approval will be granted for a maximum permitted plot ratio of 4 times, these sites will be developed into projects amounting to approximately 6.8 million sq.ft. in total gross floor area.

During the period under review, the Group acquired a site located at 33 Lai Chi Kok Road that can be developed into a commercial-cum-residential project with a total gross floor area of 84,000 sq.ft. Also, the Group acquired a residential site situate at 590-596 Canton Road, Kowloon and this site will be combined with an existing site of the Group to be developed into a project of approximately 34,000 sq.ft. in total gross floor area. Further, four floors of an office building located at 9 Queen's Road, Central with a total gross floor area of approximately 55,000 sq.ft. were acquired by the Group.

As at the end of the financial year under review, the total local land bank attributable to the Group amounted to approximately 17.5 million sq.ft. in gross floor area. In addition, the Group possesses the largest agricultural land holdings amongst all property developers in Hong Kong and owns agricultural land lots of approximately 26.8 million sq.ft. in terms of total land area. It is anticipated that, over the next few years, agricultural land lots of the Group which will be converted into development sites will, on average, amount to around 3 million sq.ft. in gross floor area each year.

Property Management

The Group's two in-house property management subsidiaries, namely, Hang Yick Properties Management Limited and Well Born Real Estate Management Limited, currently manage about 200 properties and estates primarily developed by the Group in Hong Kong. Both of these companies have received numerous top performance awards for providing high quality property management services over the years.





During the period under review, the Group also entered into an agreement to jointly develop a waterfront site of approximately 1.45 million sq.ft. in land area in Macau and application has been made for conversion of the land usage of this site. Whilst the total development footage of this project is yet to be determined, it is anticipated that approval for land-use conversion of this site will be forthcoming in the next financial year.

WEST KOWLOON CULTURAL DISTRICT PROJECT

Under the name of World City Culture Park Limited, the Group had in the middle of 2004, on its own as a proponent, submitted a proposal to the Hong Kong Government for development of the West Kowloon Cultural District project. Public consultation on this project conducted by the Government was completed in the middle of this year. The mode to be adopted for development of this project is currently under review by the Government. The proposal submitted by the Group carries the lowest plot ratio amongst the proposals submitted by the three proponents and a total development gross floor area of approximately 10.8 million sq.ft. was proposed by the Group.

PROPERTY RENTAL

In the financial year under review, total gross rental income of the Group amounted to approximately HK$2,299 million which represented stable improvement as compared with the corresponding period of the previous financial year. This amount represented approximately 39% of the total revenue of the Group. With sustained recovery of the local economy, marked improvement in consumer spending and increasing tourist arrival from Mainland China, these led to the expansion of certain local retail trades including cosmetics, audio-visual products and jewelry which in turn boosted the demand for retail shop spaces. The large-scale retail shopping properties of the Group are mostly situate in locations within reach of the comprehensive mass transportation network and these investment properties recorded satisfactory increment in rental due to increased sales generating from the large inflow of shoppers coming from other districts. In addition, the quality office buildings of the Group also enjoyed double-digit percentage increase in rental. The average occupancy rate of the core investment properties of the Group was maintained at a high level of 96%. Both the shopping mall and office towers of International Finance Centre, which is now well-established as a prime landmark in Hong Kong, has almost been completely leased out. Further, double-digit percentage growth in sales volume were also recorded for most of the shop tenants of IFC for the period under review and this brought about additional income to the Group by way of a higher level of turnover rent. Furthermore, the Four Seasons Hotel which comprises 399 hotel guest rooms and 519 hotel suites commenced operations in early September and this will result in further increase in recurrent income contribution to the Group. As at the end of the period under review, the total attributable gross floor area of the Group's rental property portfolio amounted to approximately 8 million sq.ft. In addition, the Group also owns rental car-parking spaces which in aggregate amounted to around 2.5 million sq.ft. in attributable gross floor area.

E Man Construction

This is a well experienced in-house construction arm of the Group that recorded an average of 2,000,000 sq.ft. per annum in completion footage in the past decade. In recent years, vast amount of resources are being deployed for continuous staff training and upgrades of construction technology and project management system as well as raising performance standards and awareness of environmental protection and occupational safety. These efforts have resulted in marked improvement in productivity and lowering of construction costs for the Group.



CONSTRUCTION AND PROPERTY MANAGEMENT

The construction arms of the Group, namely E Man, Heng Tat, Heng Shung and Heng Lai firmly believe that their people are the most valuable asset to these companies, with their passion to evolve, progress and excel in the passage of time. Vast amount of resources are being deployed for continuous staff training and upgrades of its construction technology and project management system. In addition, the companies have worked to raise awareness of environmental protection and occupational safety and to pursue the highest standards in each and every project in enhancing productivity and containing construction cost.

For three consecutive years, these companies had won the Considerate Contractor Site Award organized by the Works Bureau and the prestigious Quality Building Award organized by the eight professional bodies of the industry in respect of the recently completed IFC2 development.

Hang Yick and Well Born are wholly-owned subsidiaries of the Group which aim to provide quality property management services for residential estates, offices, industrial buildings, shops as well as car parks developed by the Group. Management services are also extended to other private properties and public housing sectors. The two companies have been accredited with ISO9001, ISO14001, OHSAS18001 and are currently adopting the Integrated Management System (IMS) in order to lift up quality, efficiency and effectiveness. In particular, all properties under the management of Well Born are accredited with Q-Mark Certificate.

Hang Yick and Well Born act proactively to team up staff members through on-the-job training, volunteer services, environmental protection trainings, safety and health activities to enhance staff quality, management service and sense of social responsibility to the needy groups in the society. As a result, 144 awards were granted to the management team of the Group. The public organizations this year and these awards include Employers Gold Star Award (Platinum Award); Caring Employers Honourable Award; Highest Member of Service Hour Award (Gold Award for Volunteer Service 2003); Caring Company Logo; and Outstanding Partnership Project Award. Well Born was granted the Good People Management Award for two consecutive years and Customer Relationship Excellence Award (Asia Pacific) for three consecutive years. Following the successful launch of Year of Team Spirit in 2004, the annual theme of year 2005 is entitled the Year of Integrity so as to propagate the corporate value of the Group.

HENDERSON CLUB

In August 2004, Henderson Club was launched by the Group to enhance communication between the Group and its customers. Alongside with the establishment of the Henderson Club, the Henderson Club Credit Card was launched in the form of Visa credit card co-branded with The Bank of East Asia, Limited, offering privileges and bonus points to the members of the Henderson Club. Following a series of promotional programmes on membership application put in place by the Group, these initiatives were met with good market response, with membership numbers continuing to show an increase. In addition, Henderson Club will review its offerings on a regular basis with a view to delivering more offerings and activities to its members for allowing the development of closer relationship with its members, thereby offering better services to the various customers of the Group.

HENDERSON INVESTMENT LIMITED ("HENDERSON INVESTMENT")

As at the end of the financial year, the Group held a 73.48% interest in this listed subsidiary. In the financial year ended 30th June, 2005, profit of this group amounted to HK$3,505 million, showing an increase of 65% as compared with that recorded in the previous financial year. Profit of this group was mainly generated from steady rental income and profit contributions from the three listed associates during the financial year under review. Newton Hotel Hong Kong and Newton Hotel Kowloon recorded an average occupancy rate of 80% during the period under review. Alongside with the recovery in the local retailing sector that was initiated by the "Individual Visit Scheme", turnover of Citistore continued to increase during the period under review.

China Investment Group Limited, a 64%-owned subsidiary of Henderson Investment that is engaged in the toll-bridge and toll-road joint venture operations in Mainland China, continued to make contributions to this group's recurrent income stream. Operations relating to the infrastructure segment made approximately HK$152 million in profit contribution to this group during the financial year under review.

Megastrength Security Services Company Limited is wholly-owned by this group and provides professional security services including the provision of security guards to commercial, residential and construction sites, event security services, security systems design and installation, 24-hour alarm monitoring services, patrol services and security consultancy services covering crisis management, contingency planning and technical surveillance counter measures. Megastrength currently offers quality professional security services both to Group and non-Group customers. Satisfactory operational performance as well as good business reputation are enjoyed by this subsidiary of this group.

ASSOCIATED COMPANIES

The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas")

37.15%-owned by Henderson Investment: Hong Kong and China Gas reported a profit of approximately HK$3,125 million for the six months ended 30th June, 2005, representing a significant increase of 57% as compared to the restated profit recorded in the corresponding period in the previous financial year. Compared with the same period last year, total gas sales volume in Hong Kong rose by 0.6% during the period under review and the number of customers increased by 35,762, reaching 1,574,513 as at 30th June, 2005.

This group's business developments in Mainland China are making good progress. Taking the development of natural gas as a long-term strategic priority, this group continues to expand its city piped gas and other energy-related businesses. Since the fourth quarter of 2003, the West-to-East gas pipeline project has been supplying natural gas to eastern China. In late 2004, the Sichuan-to-Wuhan gas pipeline project was completed. There is now an ample supply of natural gas to surrounding areas of these pipelines which has facilitated the rapid growth of gas consumption markets, especially beneficial to this group's development of gas projects in Mainland China. This group now has city piped gas joint venture projects in 30 Mainland cities across Guangdong, eastern China, Shandong, central China, northern China and northeastern China. This group is also exploring opportunities to invest in other energy-related businesses such as construction and operation of midstream natural gas distribution networks. Following the successful conclusion of a midstream natural gas project in Anhui Province, this group joined with Shell Group in 2005 to construct, operate and manage a high pressure natural gas pipeline system in Hangzhou in Zhejiang Province. This group is also exploring other business opportunities including development of natural gas filling stations for

INVESTMENT PROPERTY PROJECT

International Finance Centre, Central



INTERNATIONAL FINANCE CENTRE

- 36.59% beneficially owned by the Group.
- A major commercial development that situates above the Airport Railway Hong Kong Station in the heart of the Central Business District of Hong Kong.
- Amounted to approximately 4,477,000 sq. ft. in total G.F.A..
- Consists of one 38-storey office tower and one 88-storey office tower, a 3 to 4-storey retail and entertainment complex, 918-room six-star suite hotel complex and approximately 140,000 sq. ft. open space, providing 1,341 carparking spaces in the basement.
- The two office towers and shopping mall have almost been completely leased out since their opening in October 2003 and recorded satisfactory increment in rental.









- The 31-storey hotel tower and the 39-storey suite hotel tower have commenced operation since September 2005 under the management of Four Seasons Hotel.
- Well established as a prime landmark in Hong Kong consisting of high quality office buildings, premier retail shopping and entertainment hub together with hotel complex in one area.









automobiles and regional natural gas air-conditioning systems. Natural gas conversion by this group's joint ventures has either been completed or is well under way in many cities along the West-to-East gas pipeline such as in Nanjing, Changzhou, Suzhou Industrial Park, Yixing and Maanshan; and also in Wuhan which offtakes gas from the Sichuan-to-Wuhan gas pipeline. This group has also diversified its strategy to now include water supply and drainage in Mainland China to capture synergies between these sectors and its gas joint ventures. So far this year, this group has successfully concluded water supply joint venture projects in Wujiang in Jiangsu Province and Wuhu in Anhui Province. These undertakings represent a further significant milestone in this group's development. This group will continue to explore water projects in other Mainland cities. This group's transformation from a local Hong Kong company to a sizeable, nation-wide corporation is advancing smoothly according to a progressive strategy.

During the first half of 2005, this group's liquefied petroleum gas ("LPG") filling station business, which is run by its wholly-owned subsidiary company, ECO Energy Company Limited, continued to grow, despite rising LPG costs, mainly due to expansion in the number of public light buses using LPG. On the property development front, this group has a 15 per cent interest in the International Finance Centre ("IFC"). The shopping mall and office towers of IFC are almost fully let. The project's hotel complex, managed by Four Seasons Hotels and Resorts, commenced operation in early September 2005. This group also has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. The project provides 2,020 units, with a total floor area of approximately 1.41 million sq.ft. Pre-sale, which commenced in early August 2004, is progressing well and has received a good response. The Ma Tau Kok south plant site is being developed into five residential apartment buildings. This project, which has been named the Grand Waterfront, will provide approximately 1,800 units. Total residential floor area together with the commercial area will exceed 1.11 million sq.ft.. Construction of the superstructure and interior fitting out are now in progress. The project is due for completion by the end of 2006.

Hong Kong Ferry (Holdings) Company Limited ("Hong Kong Ferry")

31.33%-owned by Henderson Investment: The unaudited consolidated net profit after taxation of this company for the six months ended 30th June, 2005 amounted to HK$189.9 million, representing an increase of 6.9% over that recorded in the same period last year. This group's profit for the period was mainly derived from the sale of residential units of Metro Harbour View at Tai Kok Tsui, Kowloon. About 285 residential units of this project were sold during the period under review, bring the number of unsold down to approximately 400, whereas the leasing of the commercial arcade is making good progress. The site at 222 Tai Kok Tsui Road will be developed into a residential-cum-commercial property with a total gross floor area of approximately 320,000 sq.ft. The piling works of this project are in good progress. The project located at 43-51A Tong Mi Road is expected to be completed in the first half of 2006. The site situate at 6 Cho Yuen Street, Yau Tong will be redeveloped into a residential-cum-commercial property with a total gross floor area of approximately 165,000 sq.ft. Demolition work is expected to be completed by the end of this year. During the period, the Ferry, Shipyard and Related Operations recorded an operating loss of HK$1.9 million while the Travel and Hotel Operations sustained a loss of HK$2.9 million. It is expected that the income from the property sales and rental will continue to be the primary source of revenue for this group in this financial year.

Miramar Hotel and Investment Company, Limited ("Miramar")

44.21%-owned by Henderson Investment: For the year ended 31st March, 2005, Miramar reported a profit of HK$320.7 million, representing an increase of 28% when compared to that of the previous financial year. This group's business recorded continuous growth during the year, benefiting from the economic recovery and increased numbers of Mainland tourist arrivals to Hong Kong. This group's local and Mainland hotel businesses achieved a considerable increase in their operating profits. Hotel Miramar reported a 54% increase in revenue from room sales compared with the same period last year, with the average occupancy rate reaching over 90% this year and room rates increasing by 30%. The Miramar Shopping Centre reported satisfactory growth in occupancy rates, achieving an average of 98%. The Hotel Miramar Shopping Arcade's rental remained stable while rental income and occupancy for the Miramar Tower at a steady pace in the second half of the year. During the financial year, this group recorded sales of 96 acres of residential land and 26 acres of commercial land in Placer County, California, and generated a satisfactory profit. As of this financial year end, approximately 200 acres of land remained to be sold. Sales of office units and leasing of the shopping arcade at Shang-Mira Garden in Shanghai were also satisfactory. The operating results of the restaurant business remained stable. The cruise business, air ticket and hotel packages, and commercial travel operations are satisfactory. However, losses widened in the outbound tours operation. It is anticipated that this group will continue to achieve better results in the forthcoming fiscal year.

HENDERSON CHINA HOLDINGS LIMITED ("HENDERSON CHINA")

For the financial year ended 30th June, 2005, Henderson China recorded loss attributable to shareholders of approximately HK$103 million, mainly due to the loss of approximately HK$70 million resulting from revaluation of the investment properties in Mainland China. In respect of property development, the Group's site known as No.2 Guan Dong Dian, Chao Yang Road, Chao Yang District, located at the heart of the commercial district of Beijing city, has commenced its construction work during the period under review. The site will be developed into a sizeable mixed-use property complex that amounts to approximately 2.66 million sq.ft. in gross floor area. In Guangzhou, demolition and foundation piling work of the development site located at 210 Fangcun Avenue in Fangcun District had been completed during the period under review and construction work of the superstructure will soon commence. This project will be developed into a project comprising nine high-rise residential towers together with ancillary shopping facilities, providing over 2.52 million sq.ft. in gross floor area. Further, additional piling work for the development site located at 130-2 Heng Feng Road, Zhabei District in Shanghai has also been completed and this site will shortly be developed as an office building with a gross floor area of 510,000 sq.ft.

Miramar Hotel & Investment

44.21% owned by a subsidiary of the Group, this company owns and manages the 525-room flagship Hotel Miramar as well as the adjacent Miramar Tower with G.F.A. of 696,000 sq.ft. and the Miramar Shopping Centre of 350,000 sq.ft in G.F.A. in the busy commercial and tourist district on Nathan Road in Tsimshatsui.



On the property leasing front, the rental office space of the Henderson Centre in Beijing recorded an average occupancy rate of 70% during the financial year under review. Further, this group entered into a management contract with HOBA Home Furnishings Chains Enterprise Co. Ltd. to solicit tenants for Basement Level One and Basement Level Two of the retail shopping premises in the Henderson Centre. Upon commencement of business in the fourth quarter of this year, it is anticipated that it will bring out a brand new scene to the shopping properties at the Henderson Centre. The office tower in Skycity project in Shanghai recorded 88% in average occupancy whilst the commercial podium of this project was fully leased. In Guangzhou, the retail shopping arcade known as the Heng Bao Plaza that is situate above the Changshou Road Station of the Metro Line recorded an average occupancy rate of 39%. In the period under review, the Group has also been active in the organization of a leasing campaign in respect of Office Tower II of The Grand Gateway which is located right above the Shanghai Metro Line Station at the centre of a busy commercial city in Xuhui District, Shanghai. It is anticipated that this new office property, built to high standard with comprehensive equipment and facilities, will be much sought after by commercial tenants. Upon completion of Office Tower II of the Grand Gateway in Shanghai during the year, the Group will hold total investment properties amounting to approximately 2.67 million sq.ft. and this will further enlarge the recurrent income base of the Group.

Sustained economic growth and continuous increase in foreign direct investment in Mainland China has resulted in business expansion of foreign corporations operating in the Mainland and has also led to the establishment of regional headquarters there. Demand for high quality office building showed further increase in the Mainland during the period under review. This has attracted some overseas investment funds to actively acquire Grade A office buildings in major cities in the Mainland for long term investment purpose. From a long term perspective, properties situate in the major cities have good potential for value appreciation and this will be particularly applicable to prime cities like Beijing and Shanghai. The Group holds plentiful development land bank in major cities in the Mainland amounting to 26.8 million sq.ft. and those project sites of the Group which are planned to proceed with development have made satisfactory progress. The Group will expedite the construction work in respect of the three sites located at Beijing, Shanghai and Guangzhou with an aim to complete these projects by year 2007.

On 22nd July, 2005, the court meeting and the special general meeting of shareholders in respect of the proposed privatisation of Henderson China by the Company at a cancellation price of HK$8.00 for each scheme share were held and overwhelming votes were cast to reach the regulatory threshold level required to permit the proposed privatisation to take place. Total cancellation price amounted to HK$1,381 million.

River Pearl Plaza — Blocks A, B & C,
Yuexiu District, Guangzhou

Total Site Area: Approx. 285,505 sq.ft.; Respectively 44.68%, 40.50% and 47.03% owned by the Group.
This project comprises 3 sites and is being planned for the development of a mixed-use complex.



HENDERSON CYBER LIMITED ("HENDERSON CYBER")

66.67%-owned by Henderson Investment: Henderson Cyber reported a turnover of approximately HK$84 million for the financial year ended 30th June, 2005 which was generated mainly from the retailing business, representing a decrease of 4% compared to that registered in the previous financial year. The loss attributable to shareholders for the financial year ended 30th June, 2005 was recorded at HK$4.1 million, compared with a loss of approximately HK$17.8 million for the previous financial year. During the period under review, the main focus of this company was to further implement its strategies in Internet services, data centre, high technology and network infrastructure businesses. The iCare Internet-on-TV Set-Top Box subscribers, ISP users, ICP users, IDD subscribers and iCare Club members grew to a total of about 451,000 by the end of June 2005. After assessing the prospects of the various business segments of Henderson Cyber, the Company, Henderson Investment, Hong Kong and China Gas and Henderson Cyber jointly announced in August 2005, the proposed privatisation of Henderson Cyber by Henderson Investment and Hong Kong and China Gas, involving the cancellation and extinguishments of the relevant shares of Henderson Cyber at a price of HK$0.42 in cash per share. If the privatisation becomes effective, Henderson Cyber will be beneficially owned by Henderson Investment as to approximately 78.69% and Hong Kong and China Gas as to approximately 21.31%.

CORPORATE FINANCE

The Group has always adhered to prudent financial management principles. During the period under review, the Group capitalized on the favourable loan market condition in mid-September 2004 to lengthen the loan maturity profile of the Group at extremely attractive medium-term borrowing interest margin by entering jointly with Henderson Investment into a HK$10 billion credit facility that consists of a 5-year tranche and also a 7-year tranche. Taking the form of a revolving credit, this sizeable financial arrangement facility will offer optimal flexibility in funding the future land replenishment programme and business expansion of the Group. This syndicated credit facility is participated by 23 international banks from Hong Kong as well as from nine countries and its successful conclusion fully demonstrated the support and confidence that the banking community has placed in the Group. In addition, the Group has abundant amount of bilateral banking facilities which are predominantly denominated in Hong Kong Dollars. As a result, the Group's exposure to foreign exchange risk is therefore extremely low. Other than hedging the foreign exchange rate risk or interest rate risk of the Group, the Group does not make use of any derivative instruments for speculative purpose.

1 High Street, Sai Ying Pun

Total G.F.A.: Approx. 64,000 sq.ft.; 100% owned by the Group.
The site is being developed into a 27-storey residential property and is expected to be completed in 2006.



Prospects

The proposed abolishment of estate duty by the Hong Kong Government will contribute to establish Hong Kong as a regional financial centre as well as an asset management hub. In addition, this proposal will also attract foreign investments as well as overseas wealthy families to come to settle in Hong Kong, thereby further vitalising the local property market and stock market and such market developments are conducive to increase in asset prices. Furthermore, there are many advantages which are possessed by Hong Kong and these include an efficient financial system as well as the system of free trade, comprehensive infrastructure facilities, simple tax regime, well-established legal system and abundant supply of experienced professionals in the various fields of specialisation. Accompanied further by the sustained fast growth of the economy in Mainland China, Hong Kong's economy is well poised to enjoy continuous growth.

Over the past year, the economy of Hong Kong registered a marked improvement as deflationary pressure subsided and the economy embarked on a moderate inflationary path whereas unemployment rate has shown to maintain a declining trend and the interest of Hong Kong residents in investment as well as property acquisition both showed continuous increase. Further, the retailing sector performed well as a result of increasing tourists from the "Individual Visit Scheme" and local consumption also recorded continuous increase. The opening of Disneyland in Hong Kong will directly benefit the local tourism and hotel industry. Stimulated by the continuous increase in investment activities in Hong Kong and with further appreciation generally anticipated for the Renminbi as well as market expectation that the upward trend in U.S. interest rate will soon come to an end, the local property market appears destined to show sustained improvement. In particular, the Grade A office properties and the luxurious residential property sector will benefit most under such an environment.

The major residential development projects that the Group has planned to launch for pre-sale and sale this year include the CentreStage situate at Hollywood Road in Hong Kong, the luxurious development located at Tai Po Town Lot No.161, the Grand Waterfront project situate at San Ma Tau Street in To Kwa Wan, Kowloon and The Sherwood located at Fuk Hang Tsuen in Tuen Mun. These projects will provide over 5,000 quality residential units that exceed 3 million sq.ft. in total gross floor area. Adding to the completed and residential stock in hand pending sale of around 2,000 units, the total number of residential units which are available for sale amounts to approximately 7,000 units in aggregate. Recently, property pre-sale launched for the CentreStage development was met with very good market response and this has resulted in the successful sale of over 70% of the total number of units of this project over a period of just three days. In view of its very low acquisition cost, upon sale of all units of this development, it is estimated that this will bring in sales proceeds exceeding HK$2 billion in total. Further, the project located at Tai Po Town Lot No.161, which possesses good seaviews and provides more than 500 luxurious villas, will be put up for sale at the end of this year and preparation work for the sales campaign of this project is now in progress.

The Group possesses the largest agricultural land holdings amongst all property developers in Hong Kong. Further, the Group continues to actively make applications for land-use conversion and negotiate with the Government in connection with the fixing of land premium for its agricultural land sites and these include the Wu Kai Sha site with a total gross floor area of 3.5 million sq.ft. as well as several other big agricultural land lots. Also, for land bank replenishment purpose, the Group entered into an agreement for the acquisition of a site of approximately 73,000 sq.ft., being the previous Asia Cold Storage Warehouse situate at King Wah Road, North Point, Hong Kong, that can be developed into a commercial/ hotel project.

The Group embarked on capital expenditure programme to refurbish its major retail shopping properties which include the Shatin Plaza, the Trend Plaza in Tuen Mun and the Metro City Plaza in Tseung Kwan O, aiming to further enhance the investment property value and also to capture higher rental yield. As supply of high-grade office spaces is expected to remain tight, the shopping mall and the office towers of International Finance Centre are anticipated to continue to see significant growth in rental. The six-star Four Seasons Hotel and the Four Seasons Place, which recorded satisfactory pre-bookings since commencement of operation in early September, are expected to contribute towards further broadening the recurrent income base of the Group.

After the successful privatisation of Henderson China Holdings Limited in mid-August of this year, the Group is in a position to invest substantially in Mainland China thereby expanding the income source of the Group in the long run. Together with steady profit contributions from the listed associated companies of the Group, it is anticipated that, in the absence of unforeseen circumstances and if the effects arising from revaluation of the investment properties were not to be taken into account, performance of the Group will show satisfactory growth in the coming financial year.

Finally, I would like to take this opportunity to express my deep appreciation of the leadership of the Board of Directors as well as the hard working attitude and good performance of all the staff members in the past financial year.

Lee Shau Kee
Chairman

Hong Kong, 28th September, 2005

Central Heights, Tseung Kwan O
Total G.F.A.: Approx. 320,000 sq.ft.; 25% owned by the Group.
This project has a high-rise residential tower built over a 4-storey commercial podium and was completed in February 2005.





HONG KONG AND CHINA GAS

(37.15% owned by Henderson Investment Limited)

Gas Supply Operation

- 1,574,513 customers in Towngas supply business in Hong Kong.
- 30 cities in Mainland China with piped gas joint venture projects already concluded.
- Exploring opportunities to invest in other energy-related business and business relating to natural gas application.
- Its ECO - liquefied petroleum gas filling station business continued to grow.

Water Projects

- Successfully entered the water supply market in Mainland China by entering joint venture projects in Jiangsu Province and Anhui Province.

Property Development Projects

- Its 15%-owned International Finance Centre project above the Airport Railway Hong Kong Station is held for investment.
- The 50%-owned Grand Promenade in Sai Wan Ho was well received by buyers since its pre-sale launch in August 2004. It provides 2,020 luxurious residential units and was completed in August 2005.
- The Ma Tau Kok South Plant Site has been named as the Grand Waterfront and is being developed into five residential buildings with approximately 1,800 units. Completion is expected by the end of 2006.

The Liquefied Natural Gas receiving terminal of the Weihai joint venture partnership in Shandong Province



Signing Ceremony-Establishment of a city-piped gas joint venture in Shunde





ECO-Liquefied Petroleum Gas Filling Station



Chairman Dr. Lee Shau Kee visited joint ventures in Eastern China

Connection of a pipeline from the North East New Territories landfill site to Tai Po Gas Plant



International Finance Centre, Central









The Grand Waterfront, South Eastern Kowloon

The following development projects were completed during this financial year:

Location		Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Land-Use Purpose	Group's Interest (%)	Group's Interest Gross Floor Area (sq.ft.)
HONG KONG						
1	International Finance Centre — Hotel Complex	614,700 (Note 1)	1,100,619	Hotel/ Suite Hotel	36.59	402,716
2	Park Central — Phase 3 (Central Heights)	39,148	319,066	Commercial/ Residential	25.00	79,766
3	8 Fuk Hang Tsuen Road, Tuen Mun (The Sherwood)	396,434	836,868	Commercial/ Residential	100.00	836,868
4	50 Tan Kwai Tsuen, Yuen Long	54,487	54,487	Residential	100.00	54,487
5	18 Ching Hiu Road, Sheung Shui (Royal Green — Phase 1)	97,133 (Note 2)	320,262	Residential	45.00	144,118
6	38 Tai Hong Street, Sai Wan Ho (Grand Promenade — Towers 2, 3 & 5)	131,321 (Note 3)	846,254	Residential	63.65	538,641
						2,056,596

Note 1 : The site area for the whole of International Finance Centre is 614,700 sq.ft.

Note 2 : The site area for the whole of Royal Green is 97,133 sq.ft.

Note 3 : The site area for the whole of Grand Promenade is 131,321 sq.ft.

Royal Green, Sheung Shui

Total G.F.A.: Approx. 486,000 sq.ft.; 45% owned by the Group.
This development comprises three 40-storey residential towers and 130 carparking spaces. The first two residential towers have been completed whilst the remaining tower is still under construction and expected to be completed in early 2006.



	Location	Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Land-Use Purpose	Group's Interest (%)	No. of Units Unsold & Pending Sale as at Financial Year End	Approximate Gross Floor Area of Remaining Unsold Units (sq.ft.)
Completed property units pending sale:							
1	28 Lo Fai Road, Tai Po (Casa Marina I)	283,200	226,561	Residential	100.00	48	164,667
2	1 Lo Ping Road, Tai Po (Casa Marina II)	228,154	182,545	Residential	100.00	48	145,849
3	1-98 King's Park Hill Road (King's Park Hill)	168,392	241,113	Residential	62.28	40	94,433
4	3 Seymour Road (Palatial Crest)	17,636	185,295	Commercial/ Residential	63.35	27	33,034
5	8 Hung Lai Road (Royal Peninsula)	162,246	1,478,552	Residential	50.00	45	52,803
6	99 Tai Tong Road, Yuen Long (Sereno Verde & La Pradera)	380,335	1,141,407	Residential	44.00	14	12,355
7	933 King's Road (Royal Terrace)	16,744	138,373	Commercial/ Residential	100.00	59	43,578
8	Tseung Kwan O Town Lot Nos. 57 and 66 (Park Central - Phases 1 & 2)	359,883	2,932,813	Commercial/ Residential	24.63	58	48,216
9	8 Fuk Lee Street (Metro Harbour View - Phases 1 & 2)	228,595	1,714,463	Residential	73.02	371	209,278
10	3 Kwong Wa Street (Paradise Square)	17,297	159,212	Commercial/ Residential	100.00	68	43,647
11	38 Tai Hong Street, Sai Wan Ho (Grand Promenade)	131,321	1,410,629	Residential	63.65	575	592,823
12	39 Taikoo Shing Road (Splendid Place)	10,405	86,023	Commercial/ Residential	75.00	15	10,180
13	Park Central - Phase 3 (Central Heights)	39,148	319,066	Residential	25.00	223	202,932
14	18 Ching Hiu Road, Sheung Shui (Royal Green - Phase 1)	97,133	320,262	Residential	45.00	481	346,857
					No. of Units:	**2,072**	**2,000,652**



HONG KONG FERRY (HOLDINGS)

(31.33% owned by Henderson Investment Limited)

Ferry, Shipyard and Related Operations

- This company terminated its 80-year ferry operation in Hong Kong in 1999 when the ferry franchise expired.
- All of the three businesses of the Travel and Hotel branch of this company were awarded the Hong Kong Q-Mark Service Certificate. It is the first and only company to receive this privileged award in the respective industries.
- "Harbour Cruise-Bauhinia" of this company and "Pearl River Cruise" from Guangzhou Passenger Liner Company Limited formed a strategic alliance in March 2005 to promote their relevant businesses.

Property Development Project

- Metro Harbour View is a large-scale residential-cum-commercial project jointly developed by Hong Kong Ferry (Holdings) and Henderson Land Development Company Limited.

Hong Kong Q-Mark Presentation Ceremony





43-51A Tong Mi Road, Mongkok



Signing Ceremony - Hong Kong "Harbour Cruise - Bauhinia" and Guangzhou "Pearl River Cruise" formed a strategic alliance

- Situates in close proximity to the Prince Edward Station and Olympic Station of the MTR, as well as the terminal of the Western Railway.
- Consists of 10 residential towers with 3,500 residential units with G.F.A. of approx.1,700,000 sq. ft. for sale, and a commercial podium of approx. 240,000 sq. ft. in G.F.A. for rental purpose.
- The entire development project was completed in August 2003.
- 43-51A Tong Mi Road–A residential-cum-commercial development project that is expected to be completed in 2006.




METRO HARBOUR

Metro Harbour Plaza



Metro Harbour View, Tai Kok Tsui



Harbour Cruise – "Bauhinia"

Location		Site Area (sq.ft.)	Gross Floor Area (sq.ft.)	Land-Use Purpose	Group's Interest (%)	No. of Units Not Yet Offered For Sale & Units Under Construction	Approximate Gross Floor Area (sq.ft.)
Developments not yet offered for sale and projects currently under construction which may be offered for pre-sale:							
1	108 Hollywood Road and 1-17 Bridges Street (CentreStage)	26,903	276,846	Commercial/ Residential	100.00	388	276,846
2	18 Ching Hiu Road, Sheung Shui (Royal Green - Phase 2)	97,133	165,405	Residential	45.00	282	165,405
3	250 Shau Kei Wan Road (Scenic Horizon)	6,808	54,810	Commercial/ Residential	18.13	100	54,810
4	1 High Street	7,958	63,633	Residential	100.00	95	63,633
5	San Ma Tau Street To Kwa Wan (The Grand Waterfront)	130,523	1,109,412	Residential	46.93	1,782	1,109,412
6	8 Fuk Hang Tsuen Road Tuen Mun (The Sherwood)	396,434	836,868	Commercial/ Residential	100.00	1,576	836,868
7	Tai Po Town Lot No. 161 sea view villas	982,194	1,164,111	Residential	90.10	535	1,164,111
8	50 Tan Kwai Tsuen Yuen Long	54,487	54,487	Residential	100.00	119	54,487
					No. of Units:	**4,877**	**3,725,572**
					Total Saleable Units:	**6,949**	**5,726,224**





Tai Po Town Lot No.161

Total G.F.A.: Approx. 1,164,000 sq.ft.; 90.10% owned by the Group.
This development is planned to be developed by phases into 535 luxurious houses and 999 carparking spaces. The first two phases comprising 372 houses are undergoing upgrading works which are expected to be completed in mid-2006. Phase III is planned to be developed into 163 luxurious houses with completion expected in early 2007.

HONG KONG

1 108 Hollywood Road and 1-17 Bridges Street (formerly known as 96-116 Hollywood Road/ 1-27 Bridges Street/15 Shing Wong Street) (Group's interest - 100.00%)
The site is planned to be developed into two residential towers with a total gross floor area of approximately 277,000 sq.ft.. Foundation work has been completed and the development is expected to be completed in mid 2006.

2 19-21 Wong Chuk Hang Road (Group's interest - 50.00%)
The site is planned to be developed into a hotel providing approximately 600 guest rooms. The development will have a total gross floor area of approximately 214,000 sq.ft..

3 International Finance Centre (Group's interest – 36.59%)
This is a major commercial development of approximately 4,477,000 sq.ft. and is located above the Airport Railway Hong Kong Station in the heart of the Central Business District. The development consists of two office towers, a 3 to 4 storey retail and entertainment complex, a 918 room six star and suite hotel complex and approximately 140,000 sq.ft. of open space.

The development has been implemented in phases. The Southern Site Development consists of the 38-storey One International Finance Centre office tower of approximately 780,000 sq.ft. of Grade A office space and the IFC Mall consisting of approximately 131,000 sq.ft. of retail space. This first phase of the development was completed in late 1998. The second phase, or Northern Site Development, includes the 88-storey office tower which was completed in May 2003 accommodating approximately 2,000,000 sq.ft. of Grade A office space which has become a major landmark building on the new central waterfront and is the tallest building in Hong Kong and the fourth tallest building in the world. The tower has been designed by world renowned architect Cesar Pelli & Associates Inc in association with Rocco Design Limited. The office tower includes the 14 floors purchased by Government for use by the Hong Kong Monetary Authority. The second phase of the retail complex in the Northern Site was completed and opened in October 2003 resulting in a total retail gross floor area of approximately 640,000 sq.ft..

The hotel complex consists of a 31-storey 6 star hotel tower and a 39-storey suite hotel tower and is operated by Four Seasons Hotels & Resorts. Spectacular harbour and city views can be enjoyed from all rooms. The hotel complex was completed in January 2005 and opened in September 2005.

The development also provides 1,341 carparking spaces in the basement. The Airport Railway Station and associated 450 carparking spaces are also provided in the basement. The Airport Railway Station carparking spaces were opened in July 2002. The remaining carparking spaces were opened with the office and retail development in the second half of 2003.

4 38 Tai Hong Street, Sai Wan Ho (Group's interest – 63.65%)
The site is developed into five residential towers with a total gross floor area of approximately 1,410,000 sq.ft.. The development also provides 500 private carparking spaces and 200 public carparking spaces. Three residential towers were completed in June 2005 and the remaining two residential towers were also completed in August 2005.

KOWLOON

5 1 Tai Yau Street
(Group's interest - 70.00%)
The site is planned to be developed into a 19-storey industrial building over a 2-level podium which consists of 19 carparking spaces. The development will have a total gross floor area of approximately 189,000 sq.ft.. Foundation work has been partially completed.

6 223-231 Wai Yip Street/39 King Yip Street
(Group's interest - 88.50%)
The site is planned to be developed into two office towers over a 3-level commercial podium and a 2-level basement carpark; providing approximately 400 carparking spaces. The whole development will provide a total gross floor area of approximately 1,121,000 sq.ft. and the Group's attributable gross floor area is approximately 992,000 sq.ft..

7 88 & 92 King Lam Street/59 & 61 Wing Hong Street
(Group's interest - 100.00%)
The site is planned to be developed into a hotel building with about 660 guest rooms. The development will have a total gross floor area of approximately 298,000 sq.ft..

8 165-167 Wai Yip Street/66 How Ming Street
(Group's interest - 100.00%)
A 31-storey hotel building will be built. The development will have a total gross floor area of approximately 240,000 sq.ft..

9 Yau Tong Bay Marine Lots and Associated Areas
(Group's interest – 19.01%)
The environmental impact assessments of both the reclamation and the proposed development were approved by the Director of Environment Protection Department in April 2002. The new Cha Kwo Ling, Yau Tong, Lei Yue Mun Outline Zoning Plan incorporating the extension of the Comprehensive Development Area ("CDA") boundary and increase in development intensity was gazetted by the Town Planing Board in June 2002. The entire CDA site is planned for the development of 38 residential towers with a total gross floor area of 9.7 million sq.ft., of which 1.72 million sq.ft. is attributable to the Group. The implementation of the development project is presently pending government approval on reclamation and land premium matters.

10 33 Lai Chi Kok Road
(Group's interest – 100.00%)
The site is planned to be developed into a residential tower over a two-level commercial podium. The development will provide a total gross floor area of approximately 84,000 sq.ft..

11 9 – 11 Sheung Hei Street
(Group's interest – 100.00%)
The site is planned to be developed into a commercial building with a total gross floor area of approximately 125,000 sq.ft..

12 712 Prince Edward Road East / 112 King Fuk Road
(Group's interest 100.00%)
The site is planned to be developed into an office building with a total gross floor area of approximately 216,000 sq.ft..

NEW TERRITORIES

13 Park Central – Phase 3 (Central Heights)
(Tseung Kwan O Town Lot No. 74)
(Group's interest - 25.00%)
The site is developed into a high-rise residential tower over a 4-storey commercial

podium with a total gross floor area of approximately 320,000 sq.ft.. The development was completed in February 2005.

14 Tai Po Town Lot No. 161
(Group's interest - 90.10%)
The site is planned to be developed by phases into 535 luxurious houses with a total gross floor area of 1,164,000 sq.ft. and 999 carparking spaces. The first two phases comprising 372 houses have a total gross floor area of approximately 724,000 sq.ft. The first two phases were completed in July 2002. These two phases are undergoing upgrading works which are expected to be completed in mid 2006. Phase III is planned to be developed into 163 luxurious houses with a total gross floor area of approximately 440,000 sq.ft.. Superstructure work is in progress and the development is expected to be completed in early 2007.

15 Tung Chung Town Lot No. 1, No. 2 & No. 3
(Tung Chung Station Development – Package One)
(Group's interest - 20.00%)
This development is located at the new Tung Chung Mass Transit Railway (MTR) Station and forms the town centre of Tung Chung. The development comprises 12 residential towers, a hotel, an office and a retail complex. The overall gross floor area of the development is approximately 3,885,000 sq.ft. including additional residential floor area of around 157,000 sq.ft. purchased from Government in 2001 for Tung Chung Town Lot No.3 which is located on the waterfront. The completed development will provide 2,036 carparking spaces. The 8 residential towers in Lot No.1 and the retail complex and the office tower in Lot No.2 have been completed. The 4 residential towers and associated facilities in Lot No.3 with approximately 1,196,000 sq.ft. have been completed. The hotel in Lot No.2 is scheduled for completion in late 2005.

16 Fanling Sheung Shui Town Lot No. 189
(Group's interest - 45.00%)
The development includes three 40-storey residential towers and 130 residential carparking spaces. The development will have a total gross floor area of approximately 486,000 sq.ft.. The first two residential towers have been completed whilst the remaining tower is still under construction. The development is expected to be completed in early 2006.

THE PEOPLE's REPUBLIC OF CHINA

1 No. 2 Guan Dong Dian, Chao Yang Road, Chao Yang District, Beijing
(Group's interest - 65.32%)
Located within the Third Ring Road East and off Chao Yang Men, the site has an area of approximately 233,073 sq.ft.. The revised design proposes the development of two 24-storey office towers. The estimated total gross floor area of the proposed development is 2,656,415 sq.ft. (including 596,401 sq.ft. of area below ground level). Excavation work has commenced.

2 Office Tower II, The Grand Gateway, Lot E-2, Huashan Road, Xuhui District, Shanghai
(Group's interest – 65.32%)
This office-tower which is situate on top of the 7-storey shopping podium of The Grand Gateway project is of 42 storey in height with a total gross floor area of approximately 722,988 sq.ft.. The superstructure building work of this office tower was completed and handover will take place soon.

3 Lot 688, north of Nanjing Road West, Jingan District, Shanghai
(Group's interest - 55.52%)
The site has an area of approximately 110,342 sq.ft. and the approved proposed development comprises a 23-storey office tower above a 3-storey retail podium, with an estimated total gross floor area of



Shanghai - Skycity



Beijing - Henderson Centre



Shanghai - Office Tower II, The Grand Gateway

CHINA PROJECTS

- The Group completed the privatisation of Henderson China Holdings Limited in August 2005.
- Through this company, the Group holds a number of development and investment projects in Mainland China.
- The Group continues to actively put forward the development of a number of quality sites situated in Beijing, Shanghai and Guangzhou.
- In future, the Group will also seek opportunities to acquire suitable property development sites in the principal second-line cities in Mainland China.



Guangzhou - Heng Bao Garden

approximately 900,333 sq.ft.. Demolition work has been completed and the development scheme will be revised due to the consideration of requirements with the local municipal authorities' latest movements and demand of current market.

4 Lot 130-2, Heng Feng Road,
Zhabei District, Shanghai
(Group's interest - 65.32%)
The site has an area of approximately 62,141 sq.ft. and is planned to be developed into an office tower development with an estimated total gross floor area of approximately 512,991 sq.ft.. The construction of retaining structure is in progress.

5 River Pearl Plaza (Block A),
Yanjiang Road West,
Yuexiu District, Guangzhou
(Group's interest - 44.68%)
River Pearl Plaza (Block B),
Yanjiang Road West,
Yuexiu District, Guangzhou
(Group's interest - 40.50%)
River Pearl Plaza (Block C),
Yanjiang Road West,
Yuexiu District, Guangzhou
(Group's interest - 47.03%)
The River Pearl Plaza (Blocks A, B and C) comprises 3 sites with an aggregate site area of approximately 285,505 sq.ft.. The project is planned for the mixed development scheme. Demolition and site clearance works are still in progress in line with the schedule of finalization of new development plans as well as the local municipal authorities' approval.

6 Fortune Garden, Nanhua Road/
Tongqing Road/Tongfu Road Central,
Haizhu District, Guangzhou
(Group's interest - 65.32%)
Due to the transportation network development by Haizhu District, the area of the site has been reduced to approximately 66,425 sq.ft.. The site is planned for a commercial complex development.

7 Site on the south of Fangcun Avenue and the east and west sides of Cross Bridge over Huadi Avenue, Fangcun District, Guangzhou
(Group's interest - 65.32%)
The site has an area of approximately 2,663,584 sq.ft. and is planned to be developed into mixed complex. Resettlement and site clearance works are still in progress in line with the schedule of finalization of new development plans as well as the local municipal authorities' approval.

8 210 Fangcun Avenue, Fangcun District, Guangzhou
(Group's interest - 52.26%)
The site has an area of approximately 516,941 sq.ft. and is now approved with nine residential towers over a shopping podium. The future development has a total gross floor area of approximately 2,521,402 sq.ft.. Foundation work will soon be completed.

No.2 Guan Dong Dian, Chao Yang District, Beijing
Total Planned G.F.A.: approx. 2,660,000 sq.ft. (including approx. 596,000 sq.ft. below ground level); 65.32% owned by the Group.
This site is located within the Third Ring Road East in Beijing and off Chao Yang Men. The revised design proposes the development of two 24-storey office towers. Excavation work has commenced.



Property	Purpose	Lease Term	Gross Floor Area (sq.ft.)	No. of Carpark	Group's Interest (%)
HONG KONG					
1 Eva Court, 36 MacDonnell Road, Mid-Levels, Hong Kong	Residential	999 years from 26th October, 1896	108,214	. 49	73.48
2 Golden Centre, 170-188 Des Voeux Road, Central, Hong Kong	Office Commercial	For a term of years to 6th March, 2050	134,450 21,842	—	100.00
3 ING Tower (formerly known as Aetna Tower), 308-320 Des Voeux Road Central/ 98-116 Wing Lok Street, Hong Kong	Office Commercial	999 years from 26th December, 1866	182,373 31,987	—	100.00
4 On Loong Commercial Building, 276-278 Lockhart Road, Wanchai, Hong Kong (excluding 6/F-A & 21/F)	Office Commercial	99 years from 11th May, 1928	23,856 1,708	—	100.00
5 Joseph Yen Industrial Building, 24 Lee Chung Street, Chai Wan, Hong Kong	Industrial	75 years from 15th September, 1963 (renewable for 75 years)	114,300	10	100.00
6 AIA Tower, 183 Electric Road, North Point, Hong Kong	Office Commercial	For a term of years to 30th June, 2047	490,072 22,338	256	94.56
7 One International Finance Centre, 1 Harbour View Street, Central, Hong Kong	Office Commercial	For a term of years to 30th June, 2047	784,480 131,138	355	36.59
8 248 Queen's Road East, Wanchai, Hong Kong (formerly known as MLC Tower and CEF Life Tower)	Office Commercial	999 years from 16th March, 1855	323,418 11,481	46	17.13

Property	Purpose	Lease Term	Gross Floor Area (sq.ft.)	No. of Carpark	Group's Interest (%)
9 Two International Finance Centre, 8 Finance Street, Central, Hong Kong (excluding levels 55, 56 and 77 to 88)	Office Commercial	For a term of years to 30th June, 2047	1,650,249 508,890	276 197	36.59
10 Nine Queen's Road Central, Hong Kong (4, 18, 20 and 32 Floors)	Office	Of the four lots, three lots for 999 years from 16th November, 1855, and the remaining lot for 999 years from 21st January, 1857	54,974	—	100.00
KOWLOON					
11 Hollywood Plaza, 610 Nathan Road, Mongkok, Kowloon	Office Commercial	For a term of years to 30th June, 2047	193,284 100,543	—	24.49
12 Kowloon Building, 555 Nathan Road, Mongkok, Kowloon	Office Commercial	75 years from 4th February, 1985	84,626 28,656	—	73.48
13 Righteous Centre, 585 Nathan Road, Mongkok, Kowloon	Office Commercial	150 years from 25th December, 1887	41,004 10,763	—	100.00
14 Winning Centre, 29 Tai Yau Street, San Po Kong, Kowloon	Industrial	For a term of years to 30th June, 2047	150,212	—	100.00

Distribution of Land Bank & Investment Properties


Kowloon
New Territories
36%
40%
24%
Hong Kong

Investment Properties
(GFA in million sq.ft.)


9
8
7
6
5
4
3
2
1
0
6.3
6.6
7.7
7.9
8.0
01
02
03
04
05
Financial Year

Property	Purpose	Lease Term	Gross Floor Area (sq.ft.)	No. of Carpark	Group's Interest (%)
15 Well Tech Centre, 9 Pat Tat Street, San Po Kong, Kowloon (1/F to 15/F & 20/F to 29/F)	Office/ Industrial	For a term of years to 30th June, 2047	136,376	49	73.48
16 579 Nathan Road, 579 Nathan Road, Mongkok, Kowloon	Office Commercial	150 years from 25th December, 1887	18,810 7,805	—	100.00
17 Paradise Square, 3 Kwong Wa Street, Mongkok, Kowloon	Commercial	75 years from 8th August, 1979	25,979	72	100.00
18 Everglory Centre, 1B Kimberley Street, Tsimshatsui, Kowloon	Office Commercial	150 years from 25th December, 1892	24,762 3,797	—	100.00
19 Dragon Centre, 79 Wing Hong Street, Cheung Sha Wan, Kowloon	Office/ Industrial	For a term of years to 30th June, 2023	172,117	76	100.00
NEW TERRITORIES					
20 Fanling Centre, 33 San Wan Road, Fanling, New Territories	Commercial	For a term of years to 30th June, 2047	151,513	302	93.89
21 Flora Plaza, 88 Pak Wo Road, Fanling, New Territories	Commercial	For a term of years to 30th June, 2047	157,762	217	60.00
22 Block C, Hang Wai Industrial Centre, Pui To Road/ Kin On Street/ Kin Wing Street/ Kin Tai Street, Tuen Mun, New Territories	Industrial	For a term of years to 30th June, 2047	292,264	182	73.48
23 The Trend Plaza, Tuen Mun Heung Sze Wui Road, Tuen Mun, New Territories	Commercial	For a term of years to 30th June, 2047	195,280	78	73.48

	Property	Purpose	Lease Term	Gross Floor Area (sq.ft.)	No. of Carpark	Group's Interest (%)
24	Marina Cove, Lot No. 526 in D.D. No. 210, Sai Kung, New Territories	Commercial	For a term of years to 30th June, 2047	23,915*	377	40.00
25	City Landmark II (formerly known as Town Square), 145-165 Castle Peak Road, Tsuen Wan, New Territories	Commercial	For a term of years to 30th June, 2047	155,022	127	93.10
26	Skyline 2000 88 Tai Ho Road, Tsuen Wan, New Territories	Commercial	For a term of years to 30th June, 2047	154,259	104	100.00
27	City Landmark I (formerly known as City Landmark), 68 Chung On Street, Tsuen Wan, New Territories	Office Commercial	For a term of years to 30th June, 2047	209,420 184,838	133	74.96
28	Shatin Centre, 2-16 Wang Pok Street, Sha Tin, New Territories	Commercial	For a term of years to 30th June, 2047	100,029	545	73.48
29	Shatin Plaza, 21-27 Shatin Centre Street, Sha Tin, New Territories	Commercial	For a term of years to 30th June, 2047	147,943	134	77.55
30	Blocks A & B, Sunshine City, 18 On Shing Street, Ma On Shan, New Territories	Commercial	For a term of years to 30th June, 2047	9,305	—	100.00
31	Blocks C & D, Sunshine City, 22 On Shing Street, Ma On Shan, New Territories	Commercial	For a term of years to 30th June, 2047	10,236	—	50.00
32	Blocks N, P, Q & R, Sunshine City, 8 On Shing Street, Ma On Shan, New Territories	Commercial	For a term of years to 30th June, 2047	58,881	196	100.00

* There are also 303 pontoons and 75 hardstand spaces.

Metro City Phases 2 & 3 Shopping Arcade, Tseung Kwan O









METRO CITY PHASES 2 & 3 SHOPPING ARCADE

- 100% owned by the Group.
- Amounted to approximately 1,200,000 sq. ft. in total G.F.A., this is one of the major large-scale shopping podiums of the Group.
- Located at the centre of new township of Tseung Kwan O.
- Completed in December 1999.
- Frequent festive and merchandise promotional functions organized in this shopping centre draw crowds and boost consumer spending.

Property	Purpose	Lease Term	Gross Floor Area (sq.ft.)	No. of Carpark	Group's Interest (%)
33 Sunshine City Plaza, 18 On Luk Street, Ma On Shan, New Territories	Commercial	For a term of years to 30th June, 2047	532,637	831	100.00
34 Sunshine Bazaar, 628 Sai Sha Road, Ma On Shan, New Territories	Commercial	For a term of years to 30th June, 2047	79,642	234	100.00
35 Citimall, 1 Kau Yuk Road, Yuen Long, New Territories	Commercial	For a term of years to 30th June, 2047	140,341	51	100.00
36 La Cité Noble Shopping Arcade, 1 Ngan O Road, Tseung Kwan O, New Territories	Commercial	For a term of years to 30th June, 2047	35,186	—	100.00
37 Dawning Views Plaza, 23 Yat Ming Road, Fanling, New Territories	Commercial	For a term of years to 30th June, 2047	87,766	—	100.00
38 Metro City Phase 2 Shopping Arcade, 8 Yan King Road, Tseung Kwan O, New Territories	Commercial	For a term of years to 30th June, 2047	956,849	669	100.00
39 Metro City Phase 3 Shopping Arcade, The Metropolis, 8 Mau Yip Road, Tseung Kwan O, New Territories	Commercial	For a term of years to 30th June, 2047	266,954	232	100.00
40 Citygate, 20 Tat Tung Road, Tung Chung, Lantau Islands, New Territories	Office Commercial	For a term of years to 30th June, 2047	161,400 462,680	1,163	20.00
41 Tai Po Town Lot No. 161, New Territories sea view villas	Residential	For a term of years to 30th June, 2047	543,131	439	90.10
42 The Sherwood, 8 Fuk Hang Tsuen Road, Tuen Mun, New Territories	Commercial	50 years from 18th February, 2002	30,139	308	100.00

The following comments should be read in conjunction with the Audited Statement of Accounts of Henderson Land Development Company Limited and the related notes on the accounts.

Review of Results

During the financial year ended 30th June, 2005, the Group's turnover amounted to approximately HK$5,833 million (FY2004: HK$6,727 million), showing a decrease of 13% when compared to that recorded in the previous financial year. This was mainly attributed to a reduction in turnover from the Group's property development segment during the financial year under review. The Group's profit attributable to shareholders substantially increased by 76% and amounted to HK$10,854 million in the financial year under review (FY2004 restated: HK$6,173 million; previously stated as HK$3,059 million). As from the financial year under review, the Group has early adopted Hong Kong Accounting Standard 40 "Investment Property" ("HKAS 40"), HK (SIC) Interpretation 21 "Income taxes — recovery of revalued non-depreciable assets" ("HK (SIC) Int 21") and HK Interpretation 1 "The appropriate accounting policies for infrastructure facilities" ("HK Int 1"), which all had their respective effects on the annual results of the Group and also led to the above-mentioned restatement of profit for the previous financial year.

Turnover of the Group's property development segment amounted to approximately HK$1,885 million in the financial year under review (FY2004: HK$2,837 million), representing a decrease of 34% when compared to that recorded in the previous financial year. This decrease in turnover was recorded notwithstanding completion of more development properties of the Group in attributable footage terms during the financial year under review due to a change in marketing policy whereby certain projects of the Group were promoted for sale only after completion of the relevant development properties. This business segment recorded a profit contribution of HK$455 million during the financial year under review as a result (FY2004: HK$311 million).

As at the end of 30th June, 2005, the Group made provisions in respect of certain property projects in the aggregate amount of approximately HK$228 million (FY2004: HK$28 million) that mainly included provisions for a project site under development whereas no provision which had previously been made on property projects was written back during the financial year under review (FY2004: HK$788 million provisions written back).

In the financial year under review, property leasing revenue amounted to approximately HK$2,299 million (FY2004: HK$2,217 million). Profit contribution from operation relating to property leasing amounted to approximately HK$1,319 million in the financial year under review (FY2004: HK$1,204 million). In respect of the core investment property portfolio of the Group in Hong Kong, its positioning strategy to accumulate rental retail shopping centres developments situate in the center of new towns and located right at the transportation nodes has contributed to provide relatively stable recurrent income.

Due to the adoption of HKAS 40, the Group recorded an amount of HK$6,754 million in respect of increase in fair value of investment properties in the financial year under review (FY2004 restated: HK$3,064 million).

Profit from the finance services of the Group that was mainly related to the housing mortgage loan business extended to end-buyers of the Group's development properties amounted to approximately HK$89 million for the financial year under review (FY2004: HK$76 million).

Building construction activities of the Group, which are mainly catered to the developments participated by the Group, recorded profit contribution of approximately HK$67 million (FY2004: HK$35 million) in the financial year under review due to completion of contracted works at below budgeted costs and income arising from management fee in respect of a joint venture property project of the Group.

The Group's segmental result from its investment in infrastructure projects in Mainland China that is mainly operated through the Group's subsidiary, China Investment Group Limited, amounted to approximately HK$152 million (FY2004 restated: HK$150 million; previously stated as HK$172 million).

During the financial year under review, improved sentiment in the tourism industry and restored consumer confidence benefited the Group's business operations that are related to the tourist industry and retailing business. The Group's hotel operations registered an increase of 22% in profit to approximately HK$55 million during the financial year under review (FY2004: HK$45 million). The Group's department store business also recorded an increase of 9% in profit to approximately HK$24 million during the financial year under review (FY2004: HK$22 million).

The segment of other business activities of the Group made a total profit contribution of approximately HK$108 million (FY2004 restated: HK$91 million; previously stated as HK$107 million) in the financial year under review.

Share of profits less losses of associates of the Group amounted to approximately HK$3,315 million (FY2004 restated: HK$1,787 million; previously stated as HK$1,591 million). Such share of profits less losses figures include HK$664 million increase in fair value of investment properties (FY2004 restated: HK$196 million) as a result of the adoption of HKAS 40 by the associates of the Group. In particular, the Group's share of profits from the three listed associates amounted to approximately HK$2,666 million (FY2004 restated: HK$1,759 million; previously stated as HK$1,607 million). Such share of profits less losses figures include an amount of HK$518 million representing increase in fair value of investment properties (FY2004 restated: HK$152 million) as a result of the adoption of HKAS 40 by the three listed associates. Further, share of profits less losses of jointly controlled entities of the Group which are mainly engaged in property development and property investment activities substantially increased by 179% to approximately HK$2,713 million (FY2004 restated: HK$974 million; previously stated as HK$144 million). The increase of such share of profits less losses figures was partly

Turnover and Pre-Tax Profit
(HK$ Million)


16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
01
02
03
04
05
Financial Year
Turnover
Pre-Tax Profit

Dividends and Earnings per share
(HK$)


6
5
4
3
2
1
0
01
02
03
04
05
Financial Year
Earnings per share
Dividends per share

Shareholders' Funds
(HK$ Billion)


70
60
50
40
30
20
10
0
57.2
56.8
52.9
58.5
66.7
01
02
03
04
05
Financial Year

due to substantial attributable share of profits arising from the sale of part of the Grand Promenade project. Moreover, the figures include an amount of HK$1,246 million representing attributable share of increase in fair value of investment properties being mainly Two International Finance Centre as a result of the adoption of HKAS 40 (FY2004 restated: HK$830 million).

During the financial year under review, the Group also recorded premium on redemption of Guaranteed Convertible Notes for an amount of HK$445 million in the financial year under review (FY2004: nil).

Further, adoption of HK (SIC) Int 21 and HK Int 1 in the financial year under review has brought about the effect of a decrease to the extent of HK$1,283 million (FY2004 restated: a decrease of HK$533 million) and also a decrease of HK$6 million (FY2004 restated: an increase of HK$3 million) respectively to profit attributable to shareholders.

Liquidity, Financial Resources and Capital Structure

As of 30th June, 2005, the aggregate amount of the Group's outstanding bank borrowings and outstanding payment obligations of the Guaranteed Convertible Notes amounted to HK$16,200 million (FY2004: HK$10,999 million). The Group's total net bank borrowings together with outstanding amount in Guaranteed Convertible Notes, after deducting approximately HK$4,356 million in deposits and cash holdings, amounted to approximately HK$11,845 million as at the end of the financial year under review (FY2004: HK$7,196 million). Except for a very small portion of the bank borrowings related to a subsidiary of the Group, all of the Group's borrowings were unsecured and with the vast majority being obtained on a committed term basis. The maturity profiles of the Group's bank loans and borrowings outstanding as at the end of the two prior financial years respectively are presented below together with the Guaranteed Convertible Notes:

	As at 30th June, 2005 HK$'000	As at 30th June, 2004 HK$'000
Bank Loans and Borrowings Repayable:		
Within 1 year	**3,097,364**	1,249,053
After 1 year but within 2 years	**4,920,139**	2,808,744
After 2 years but within 5 years	**6,744,260**	1,191,381
After 5 years	**1,250,000**	—
Guaranteed Convertible Notes	**188,700**	5,750,000
Total Bank Loans and Borrowings and Guaranteed Convertible Notes	**16,200,463**	10,999,178
Less: Cash At Bank and In Hand	**(4,355,663)**	(3,803,055)
Total Net Bank Borrowings and Guaranteed Convertible Notes	**11,844,800**	7,196,123

As of 30th June, 2005, shareholders' funds of the Group amounted to approximately HK$66,699 million, representing an increase of 14% (FY2004 restated: HK$58,484 million; previously stated as HK$61,236 million) recorded at the end of the previous financial year. The Group is in a strong financial position and possesses a large capital base whilst the net debt position remains at a low level. With abundant committed banking facilities in place, and continuous cash inflow generated from a solid base of recurrent income, the Group has adequate financial resources in meeting the funding requirement of its ongoing operations as well as future expansion.

Gearing Ratio & Financial Management

As at the end of the financial year under review, the gearing ratio of the Group which was calculated on the basis of the total net bank borrowings and Guaranteed Convertible Notes as a ratio of the Group's shareholders' funds amounted to 17.8% (FY2004 restated: 12.3%; previously stated as 11.8%). The Group's profit from operations of HK$1,764 million, when added to an aggregate amount of HK$6,029 million representing the Group's share of profits less losses of associates as well as jointly controlled entities, covered the interest expense before capitalization of HK$287 million (FY2004: HK$249 million) by 27.1 times (FY2004 restated: 20.9 times). The Group's finance costs which was arrived after interest capitalization was recorded at approximately HK$209 million for the financial year under review (FY2004: HK$111 million).

The Group's financing and treasury activities were managed centrally at the corporate level. Financing facilities extended to the Group were mainly denominated in Hong Kong Dollars. Bank loans and borrowings of the Group, which are primarily obtained from international banks in Hong Kong with interests chargeable mainly based on certain agreed interest margins over the Hong Kong Interbank Offer Rate, are therefore mainly of floating rate in nature. With the aim to control the Group's future cost of borrowing effectively, the Group has been taking advantage of the low local interest rates and has from time to time locked in interest rates of one year term and longer to match part of the medium-term funding needs of the Group by obtaining fixed-rate borrowings or entering into Hong Kong Dollars interest rate swap agreements in respect of a portion of such borrowings. Financing facilities arranged by the Group were mainly denominated in Hong Kong Dollars. In respect of the Group's business activities in Mainland China that are conducted through its subsidiaries, a portion of the borrowings was denominated in Renminbi during the financial year under review. As a whole, the core operations of the Group are therefore considered to be not exposed to foreign exchange rate risk to any significant extent and the Group did not enter into any currency hedging agreement during the financial year under review.

50 Tan Kwai Tsuen, Yuen Long

Total G.F.A.: Approx. 54,000 sq.ft; 100% owned by the Group.
This development comprises eight 3-storey to 4-storey residential towers and was completed in March 2005.





Kam Tin BBQ





2005 Grand Promenade Cup
- Kitchee vs Juventus

Bowling match


HENDERSON LAND DEVELOPMENT CO. LTD

Lo Pang annual dinner




HENDERSON LAND DEVELOPMENT COMPANY

Charity walk for millions



Elder care visit

Assets of the Group had not been charged to any third parties in the financial year under review except that security was provided in respect of a very small portion of project financing facilities that was extended by banks to a subsidiary of the Group engaging in infrastructural projects in Mainland China.

Future Plans of Material Investments or Capital Assets

As at 30th June, 2005, capital commitments of the Group amounted to HK$7,189 million (FY2004: HK$7,562 million). Due to land-use conversion approved during the financial year under review in respect of certain property sites that were originally designated as industrial/office developments into hotel development sites, the future development expenditure will be increased once decisions have been made to proceed with such hotel development. As at the end of the financial year under review, outstanding commitments of the Group that were mainly made up of the Group's obligations contracted for acquisition of property and future property development expenditures as well as for funding the Group's subsidiaries and associates established outside Hong Kong amounted to HK$638 million (FY2004: HK$92 million) and HK$1,691 million (FY2004: HK$1,764 million) respectively. The future development expenditure and related costs approved by the directors but not contracted for as at the end of the financial period under review amounted to HK$4,860 million (FY2004: HK$5,706 million).

Contingent Liabilities

Contingent liabilities of the Group totally amounted to approximately HK$2,560 million as at 30th June, 2005 (FY2004: HK$2,718 million). In support of the banking facilities extended to the Group's treasury subsidiaries and certain operating subsidiaries, the Company has provided guarantees to commercial banks and as at the end of the financial year under review, the Company's contingent liabilities relating to the utilized amount of such banking facilities amounted to HK$15,470 million (FY2004: HK$4,499 million). Further, in support of banking facilities extended to an associate and a jointly controlled entity of the Group for funding property developments which mainly relate to the International Finance Centre project, the Company has also given guarantees amounting to HK$2,241 million as at the end of the financial year under review (FY2004: HK$2,322 million).

Employees

As at 30th June, 2005, the Group had about 6,500 (FY2004: 6,400) full-time employees. The remuneration of employees was in line with the market trend and commensurable to the level of pay in the industry. Discretionary year-end bonus was paid to employees based on individual performance. Other benefits to employees include medical insurance, retirement scheme, training programmes and educational subsidies.

Total employees' costs amounted to HK$855 million for the year ended 30th June, 2005 (FY2004: HK$756 million).

Site at Wu Kai Sha, Shatin
Total G.F.A.: Approx. 3,500,000 sq.ft.
This site was granted approval for residential development and the area where this site is located had been approved by the Town Planning Board for a Comprehensive Development Area zoning. Application for land-use change and land exchange to be granted for this site has been submitted to the Government.



The Directors have pleasure in submitting to shareholders their annual report together with the audited statement of accounts for the year ended 30th June, 2005.

Principal Activities

The Company is an investment holding company and the principal activities of its subsidiaries during the year were property development and investment, finance, building construction, infrastructure business, hotel operation, department store operation, project management, investment holding and property management.

An analysis of the Group's turnover and contribution from operations by business segment and geographical segment, is set out in note 13 to the accounts on pages 116 to 119.

Subsidiaries

Particulars of the principal subsidiaries of the Company as at 30th June, 2005 are set out on pages 137 to 145.

Group Profit

The profit of the Group for the year ended 30th June, 2005 and the state of affairs of the Company and the Group at that date are set out in the accounts on pages 87 to 147.

Dividends

An interim dividend of HK$0.40 per share was paid on 22nd April, 2005. The Directors have recommended the payment of a final dividend of HK$0.60 per share to shareholders whose names appear on the Register of Members of the Company on 5th December, 2005.

Charitable Donations

Charitable donations made by the Group during the year amounted to HK$10,098,000 (2004- HK$1,830,000).

Fixed assets

Particulars of the movements in fixed assets during the year are set out in note 14 to the accounts on pages 120 to 121.

Bank Loans, Overdrafts and Other Borrowings

Particulars of bank loans, overdrafts and other borrowings of the Company and the Group as at 30th June, 2005 are set out in note 29 to the accounts on page 126.

Guaranteed Convertible Notes

In February 2004, Henson International Finance Limited ("Henson"), a wholly-owned subsidiary of the Company, issued HK$5,750,000,000 1% guaranteed convertible notes due 2006 ("Convertible Notes"). The Convertible Notes are convertible into ordinary shares of the Company at any time from 9th March, 2004 to 10th January, 2006 at a conversion price of HK$48.96 per share (subject to adjustment). Henson effected, by private arrangement, the redemption of the Convertible Notes on 14th February, 2005 at the option of holders of the Convertible Notes in the aggregate principal amount of HK$5,561,300,000 at 92% of their principal amount in accordance with the terms and conditions of the Convertible Notes. As at 30th June, 2005, the principal amount of the remaining Convertible Notes after the redemption was HK$188,700,000. The remaining Convertible Notes will be redeemed on 9th February, 2006, the maturity date, at 82% of their principal amount together with accrued interest, unless previously redeemed, converted or purchased and cancelled.

Interest Capitalised

The amount of interest capitalised by the Group during the year ended 30th June, 2005 is set out in note 7(a) to the accounts on page 111.

Reserves

Particulars of the movements in reserves during the year are set out in note 35 to the accounts on pages 128 to 130.

Share Capital

Details of movements in the Company's share capital during the year, together with the reasons therefor, are set out in note 34 to the accounts on page 128.

Group Financial Summary

The results, assets and liabilities of the Group for the last five years are summarized on page 83.

Development and Investment Properties

Particulars of development and investment properties of the Group are set out on pages 26 to 41.

Directors' Remuneration

Particulars of the Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are set out in note 41 to the accounts on page 135. The Directors' fee shall be subject to shareholders' approval at general meetings. Other emoluments shall from time to time be determined by the Board of Directors with reference to Directors' duties and responsibilities.

Directors

The Directors of the Company during the financial year and up to the date of this report are:

EXECUTIVE DIRECTORS:

Dr. Lee Shau Kee *(Chairman and Managing Director)*
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
Lee King Yue
Fung Lee Woon King
Leung Sing
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho
Ho Wing Fun
John Yip Ying Chee
Suen Kwok Lam

INDEPENDENT NON-EXECUTIVE DIRECTORS:

Gordon Kwong Che Keung
(appointed on 19th August, 2004)
Dr. Alex Wu Shu Chih
(appointed on 19th August, 2004 and passed away on 10th January, 2005)
Professor Ko Ping Keung
(appointed on 27th September, 2004)
Wu King Cheong
(appointed on 17th January, 2005)

NON-EXECUTIVE DIRECTORS:

The Hon. Lo Tak Shing *(Vice Chairman)*
(re-designated as Non-executive Director on 27th September, 2004)
Sir Po-shing Woo
(re-designated as Non-executive Director on 27th September, 2004)
Leung Hay Man
(re-designated as Non-executive Director on 27th September, 2004)
Angelina Lee Pui Ling
(re-designated as Non-executive Director on 27th September, 2004)
Lee Tat Man
Kan Fook Yee
Vincent Liang
(Alternate Director to The Hon. Lo Tak Shing)
Jackson Woo Ka Biu
(Alternate Director to Sir Po-shing Woo)

Mr. Wu King Cheong will retire in accordance with Article 99 of the Company's Articles of Association at the forthcoming annual general meeting and, being eligible, offer himself for re-election.

Mr. Lee Ka Kit, Mr. Lee Ka Shing, Mr. Lee King Yue, Mr. Patrick Kwok Ping Ho, Mr. Suen Kwok Lam, Mrs. Angelina Lee Pui Ling and Mr. Lee Tat Man will retire by rotation in accordance with Article 116 of the Company's Articles of Association at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

The Company has received confirmation of independence from Mr. Gordon Kwong Che Keung, Professor Ko Ping Keung and Mr. Wu King Cheong, and considers them to be independent.

Biographical Details of Directors and Senior Management

EXECUTIVE DIRECTORS

Dr. LEE Shau Kee, *D.B.A.(Hon.), D.S.Sc.(Hon.), LL.D.(Hon.),* aged 76, is the founder of the Company. He has been the Chairman and Managing Director of the Company since 1976 and has been engaged in property development in Hong Kong for more than 50 years. He is also the founder and the chairman and managing director of Henderson Investment Limited, the chairman of The Hong Kong and China Gas Company Limited, Miramar Hotel and Investment Company, Limited and Henderson Cyber Limited, the vice chairman of Sun Hung Kai Properties Limited as well as a director of Henderson China Holdings Limited, Hong Kong Ferry (Holdings) Company Limited and The Bank of East Asia, Limited. Dr. Lee is a director of Henderson Development Limited, Believegood Limited and Cameron Enterprise Inc. which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the brother of Mr. Lee Tat Man and Madam Fung Lee Woon King, the father of Ms. Lee Pui Man, Margaret, Mr. Lee Ka Kit and Mr. Lee Ka Shing and the father-in-law of Mr. Li Ning.

LEE Ka Kit, aged 42, National Committee Member of Political Consultative Conference, PRC, has been an Executive Director of the Company since 1985 and Vice Chairman since 1993. He was educated in the United Kingdom and has been primarily responsible for the development of the PRC business of Henderson Land Group since he joined the Company in 1985. Mr. Lee is also the chairman and president of Henderson China Holdings Limited, the vice chairman of Henderson Development Limited ("Henderson Development") and Henderson Investment Limited, an executive director of Henderson Cyber Limited as well as a director of The Hong Kong and China Gas Company Limited. Mr. Lee is a director of Henderson Development which has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the son of Dr. Lee Shau Kee, the brother of Ms. Lee Pui Man, Margaret and Mr. Lee Ka Shing and the brother-in-law of Mr. Li Ning.

LAM Ko Yin, Colin, *B.Sc., A.C.I.B., M.B.I.M., F.C.I.L.T.,* aged 54, joined the Company in 1982 and has been an Executive Director since 1985 and Vice Chairman since 1993. He holds a B.Sc. (Honours) degree from the University of Hong Kong and has over 32 years' experience in banking and property development. He is also the chairman of Hong Kong Ferry (Holdings) Company Limited, the vice chairman of Henderson Investment Limited, an executive director of Henderson China Holdings Limited and Henderson Cyber Limited as well as a director of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited. Mr. Lam was appointed a Director of The University of Hong Kong Foundation for Educational Development and Research Limited in October 2003. Mr. Lam is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited and Believegood Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

LEE Ka Shing, aged 34, a Committee Member of the 9th Guangxi Zhuangzu Zizhiqu Committee and of the 9th Foshan Committee of Political Consultative Conference, PRC, has been an Executive Director of the Company since 1993 and Vice Chairman since 2005. He was educated in Canada. He is also the vice chairman of Henderson Development Limited ("Henderson Development") and Henderson Investment Limited, an executive director of Henderson China Holdings Limited and Henderson Cyber Limited as well as a director of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited. Mr. Lee is a director of Henderson Development and Believegood Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the son of Dr. Lee Shau Kee, the brother of Ms. Lee Pui Man, Margaret and Mr. Lee Ka Kit and the brother-in-law of Mr. Li Ning.

LEE King Yue, aged 79, has been an Executive Director of the Company since 1976. He joined Henderson Development Limited, the parent company of the Company on its incorporation in 1973 and has been engaged with Chairman in property development for over 50 years. He is also an executive director of Henderson Investment Limited and Henderson China Holdings Limited. Mr. Lee is a director of Yamina Investment Limited, Believegood Limited, Cameron Enterprise Inc. and South Base Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

FUNG LEE Woon King, aged 67, has been an Executive Director of the Company since 1976. She joined Henderson Development Limited ("Henderson Development"), the parent company of the Company as treasurer in 1974 and has been an executive director of Henderson Development since 1979. She is also the treasurer of Henderson Development Group, Henderson Land Group, Henderson Investment Group and Henderson China Group. Madam Fung is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development, Yamina Investment Limited, Believegood Limited, Cameron Enterprise Inc. and South Base Limited which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. She is the sister of Dr. Lee Shau Kee and Mr. Lee Tat Man.

LEUNG Sing, aged 68, has been an Executive Director of the Company since 1985. He has over 40 years' experience in property development. Mr. Leung is also an executive director of Henderson China Holdings Limited.

LAU Yum Chuen, Eddie, aged 59, has been an Executive Director of the Company since 1987. He has over 35 years' experience in banking, finance and investment. Mr. Lau is also an executive director of Henderson Investment Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited.

LI Ning, *B.Sc., M.B.A.*, aged 48, has been an Executive Director of the Company since 1992. He holds a B.Sc. degree from Babson College and a M.B.A. degree from the University of Southern California. Mr. Li is also an executive director of Henderson Investment Limited as well as a director of Hong Kong Ferry (Holdings) Company Limited. He is the son-in-law of Dr. Lee Shau Kee, the spouse of Ms. Lee Pui Man, Margaret and the brother-in-law of Mr. Lee Ka Kit and Mr. Lee Ka Shing.

KWOK Ping Ho, Patrick, *B.Sc., M.Sc., Post-Graduate Diploma in Surveying, A.C.I.B.,* aged 53, joined the Company in 1987 and has been an Executive Director since 1993. He holds a B.Sc. (Engineering) degree as well as a M.Sc. (Administrative Sciences) degree and he is also a holder of the Post-Graduate Diploma in Surveying (Real Estate Development). Mr. Kwok is an Associate Member of The Chartered Institute of Bankers of the United Kingdom and he had worked in the international banking field for more than 11 years with postings in London, Chicago, Kuala Lumpur, Singapore as well as in Hong Kong before joining the Company. He is also an executive director of Henderson Investment Limited and Henderson China Holdings Limited.

HO Wing Fun, aged 72, has been an Executive Director of the Company since 1997. He joined Henderson Development Limited in 1975 and has over 50 years' experience in operational management of property investment and development, specializing in accounting, auditing and taxation. Mr. Ho is also an executive director of Henderson Investment Limited and Henderson China Holdings Limited.

YIP Ying Chee, John, *LL.B., F.C.I.S.,* aged 56, has been an Executive Director of the Company since 1997. He graduated from the University of Hong Kong and the London School of Economics and is a solicitor and a certified public accountant. He has over 25 years' experience in corporate finance, and corporate and investment management.

SUEN Kwok Lam, *M.H., F.H.I.R.E.A.,* aged 58, joined the Company in 1997 and has been an Executive Director of the Company since January 2002. He is also an executive director of Henderson Investment Limited. He is the President of Hong Kong Association of Property Management Companies, a Council Member of Hong Kong Institute of Real Estate Administration and an individual Member of The Real Estate Developers Association of Hong Kong. He has over 35 years' experience in property management. He was awarded the Medal of Honour by the Government of the Hong Kong Special Administrative Region in 2005.

INDEPENDENT NON-EXECUTIVE DIRECTORS

KWONG Che Keung, Gordon, *F.C.A.,* aged 56, has been an Independent Non-executive Director of the Company since 19th August, 2004. He graduated from the University of Hong Kong with a bachelor's degree in social sciences in 1972 and qualified as a chartered accountant in England in 1977. He was a partner of Pricewaterhouse from 1984 to 1998 and an independent member of the Council of The Stock Exchange of Hong Kong from 1992 to 1997. He is a non-executive director of COSCO Pacific Limited and also serves as an independent non-executive director of Henderson Investment Limited, Henderson China Holdings Limited and a number of other Hong Kong listed companies.

Professor KO Ping Keung, *Ph.D., F.I.E.E.E., F.H.K.I.E., J.P.,* aged 54, has been an Independent Non-executive Director of the Company since 27th September, 2004. Professor Ko holds a Bachelor of Science (Honours) degree from the University of Hong Kong, a Doctor of Philosophy degree and a Master of Science degree from the University of California at Berkeley. He is an Adjunct Professor of University of California at Berkeley and Beijing University and Professor of Electrical & Electronic Engineering and the former Dean of the School of Engineering of The Hong Kong University of Science and Technology. He was the Vice Chairman of Electrical Engineering and Computer Science Department of the University of California at Berkeley in 1991 – 1993 and a member of Technical staff, Bell Labs, Holmdel, in 1982 – 1984. Professor Ko is also an independent non-executive director of Henderson Investment Limited and Henderson Cyber Limited.

WU King Cheong, *BBS, JP.,* aged 54, has been an Independent Non-executive Director of the Company since 17th January, 2005. He is a Councillor of the Eastern District Council of the Hong Kong Special Administrative Region, Assistant Treasurer of the Chinese General Chamber of Commerce, Member of Hong Kong Housing Authority, Member of Statistics Advisory Board of the HKSAR, the Honorary Permanent President of the Chinese Gold & Silver Exchange Society and the Permanent Honorary President of the Hong Kong Stockbrokers Association. He is an executive director of Lee Cheong Gold Dealers Limited. He is also an independent non-executive director of Yau Lee Holdings Limited, Chevalier iTech Holdings Limited, Henderson Investment Limited, Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited.

NON-EXECUTIVE DIRECTORS

The Hon. LO Tak Shing, *G.B.M., J.P.,* aged 70, was awarded the Grand Bauhinia Medal in July 1997, has been a Director and Vice Chairman of the Company since 1981 and was re-designated as Non-executive Director on 27th September, 2004. He is a solicitor. He was the vice chairman of the Basic Law Consultative Committee, a committee member of the Preliminary Committee of the Preparatory Committee from July 1993 and a committee member of The Preparatory Committee of the Hong Kong Special Administrative Region from December 1995.

Sir Po-shing WOO, *Hon. LL.D., F.C.I.Arb., F.I.Mgt., F.Inst.D., F.H.K.M.A.,* aged 76, has been a Director of the Company since 1981 and was re-designated as Non-executive Director on 27th September, 2004. He is a solicitor and a Consultant of Jackson Woo & Associates. He is also a director of Henderson Investment Limited and Sun Hung Kai Properties Limited. He was admitted to practice as solicitor in England and Hong Kong and is also a Fellow of The Chartered Institute of Arbitrators, The Institute of Management and The Institute of Directors of England. He was awarded Hon. LL.D. by the City University of Hong Kong and is a Fellow of the King's College of London as well as Honorary Professor of Nankai University of Tianjin. Sir Po-shing Woo became Fellow of The Hong Kong Management Association in 2000. He is also the founder of Woo Po Shing Medal in Law and Woo Po Shing Overseas Summer School Travelling Scholarship, both at the University of Hong Kong. Sir Po-shing Woo is also the founder of the Woo Po Shing Professor (Chair) of Chinese and Comparative Law in City University. Sir Po-shing Woo is a director of Henderson Development Limited which has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the father of Mr. Woo Ka Biu, Jackson.

LEUNG Hay Man, *F.R.I.C.S., F.C.I.Arb., F.H.K.I.S.,* aged 71, has been a Director of the Company since 1981 and was re-designated as Non-executive Director on 27th September, 2004. He is a Chartered Surveyor. He is also a director of Henderson Investment Limited, Hong Kong Ferry (Holdings) Company Limited and The Hong Kong and China Gas Company Limited.

LEE Pui Ling, Angelina, *J.P., LL.B., F.C.A.,* aged 56, has been a Director of the Company since 1996 and was re-designated as Non-executive Director on 27th September, 2004. She is a practising solicitor and is also a Fellow of the Institute of Chartered Accountants in England and Wales. She is active in public services and currently serves on a number of statutory, advisory and appeal committees. She is also a director of a number of other listed companies in Hong Kong.

LEE Tat Man, aged 68, has been a Director of the Company since 1976. He has been engaged in property development in Hong Kong for more than 30 years and is also an executive director of Henderson Investment Limited. Mr. Lee is a director of Rimmer (Cayman) Limited, Riddick (Cayman) Limited, Hopkins (Cayman) Limited, Henderson Development Limited and Cameron Enterprise Inc. which have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. He is the brother of Dr. Lee Shau Kee and Madam Fung Lee Woon King.

KAN Fook Yee, *S.B.S., F.H.K.I.S., F.C.I.Arb.,* aged 69, has been a Director of the Company since 1997. He was an Executive Director of Henderson China Holdings Limited from June 1997 until February 2003, when he became a Non-executive Director of Henderson China Holdings Limited. In addition to his being a barrister-at-law, Mr. Kan is also a fellow member of The Hong Kong Institute of Surveyors and The Chartered Institute of Arbitrators. He has many years' experience in the field of property surveying.

Vincent LIANG, *J.P.,* aged 60, has been the Alternate Director to The Hon. Lo Tak Shing, Director of the Company, since 1986 and was re-designated as Non-executive Director on 27th September, 2004, following the re-designation of The Hon. Lo Tak Shing as Non-executive Director. He is a solicitor and a former Vice President of the Law Society of Hong Kong.

WOO Ka Biu, Jackson, *M.A.(Oxon),* aged 44, has been the Alternate Director to Sir Po-shing Woo, Director of the Company since July 2000 and was re-designated as Non-executive Director on 27th September, 2004, following the re-designation of Sir Po-shing Woo as Non-executive Director. Mr. Woo is also a Non-Executive Director of Henderson Cyber Limited. He is a director of Kailey Group of Companies. He holds a MA degree in Jurisprudence from the Oxford University and is a qualified solicitor in England and Wales, Hong Kong Special Administrative Region and Australia. He was a director of N. M. Rothschild & Sons (Hong Kong) Limited ("Rothschild"). Prior to joining Rothschild, Mr. Woo was a partner in the corporate finance department of Woo, Kwan, Lee & Lo. He is the son of Sir Po-shing Woo.

SENIOR MANAGEMENT

LAU Chi Keung, *M.H., J.P., F.R.I.C.S., F.H.K.I.S., A.C.I.Arb.,* aged 56, joined the Company in 1981 and is presently the General Manager of Project Management Department. He is a Fellow Member of The Royal Institution of Chartered Surveyors and The Hong Kong Institute of Surveyors. He is also an Authorised Person (List III) under the Buildings Ordinance and has over 33 years' experience in property development. Mr. Lau is an executive director of Henderson Investment Limited. He was appointed as Justice of the Peace in 2001, and was awarded the Medal of Honour in 2005, by the Government of the Hong Kong Special Administrative Region.

LEE Pui Man, Margaret, *B.Hum. (Hons),* aged 44, joined the Company in 1984 and is presently the General Manager of Portfolio Leasing Department since 1988. She holds a B.Hum. (Honours) degree from the University of London and has over 21 years' experience in marketing development. She is the eldest daughter of Dr. Lee Shau Kee, the spouse of Mr. Li Ning and the sister of Mr. Lee Ka Kit and Mr. Lee Ka Shing.

CHAO Lung Yu, *F.C.C.A., C.P.A.,* aged 45, joined the Henderson Land Group in 1990 and was appointed Qualified Accountant of the Company in March 2004. He is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants. He has over 20 years' experience in accounting and auditing.

Disclosure of Interests

DIRECTORS' INTERESTS IN SHARES

As at 30th June, 2005, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or which were notified to the Company or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Ordinary Shares *(unless otherwise specified)*

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Land Development Company Limited	Lee Shau Kee	1			1,122,938,300		1,122,938,300	61.88
	Lee Ka Kit	1				1,122,938,300	1,122,938,300	61.88
	Lee Ka Shing	1				1,122,938,300	1,122,938,300	61.88
	Li Ning	1		1,122,938,300			1,122,938,300	61.88
	Lee Tat Man	2	498,000				498,000	0.03
	Lo Tak Shing	3	11,000				11,000	0.00
	Lee Pui Ling, Angelina	4	30,000				30,000	0.00
	Kan Fook Yee	5		24,000			24,000	0.00
	Lee King Yue	6	42,900		19,800		62,700	0.00
	Fung Lee Woon King	7	1,000,000				1,000,000	0.06
	Leung Sing	8	85,600				85,600	0.00
	Ho Wing Fun	9	100				100	0.00
	Woo Ka Biu, Jackson	10		2,000			2,000	0.00
Henderson Investment Limited	Lee Shau Kee	11	34,779,936		2,075,859,007		2,110,638,943	74.92
	Lee Ka Kit	11				2,075,859,007	2,075,859,007	73.68
	Lee Ka Shing	11				2,075,859,007	2,075,859,007	73.68
	Li Ning	11		2,075,859,007			2,075,859,007	73.68
	Lee Tat Man	12	6,666				6,666	0.00
	Lo Tak Shing	13	404,375				404,375	0.01
	Lee King Yue	14	1,001,739				1,001,739	0.04
	Leung Sing	15	150,000				150,000	0.01
	Ho Wing Fun	16	1,100				1,100	0.00
Henderson China Holdings Limited#	Lee Shau Kee	17			325,133,977		325,133,977	65.32
	Lee Ka Kit	17				325,133,977	325,133,977	65.32
	Lee Ka Shing	17				325,133,977	325,133,977	65.32
	Li Ning	17		325,133,977			325,133,977	65.32
	Woo Ka Biu, Jackson	18	544,802				544,802	0.11
Henderson Cyber Limited	Lee Shau Kee	19	173,898		4,244,996,094		4,245,169,992	84.90
	Lee Ka Kit	19				4,244,996,094	4,244,996,094	84.90
	Lee Ka Shing	19				4,244,996,094	4,244,996,094	84.90
	Li Ning	19		4,244,996,094			4,244,996,094	84.90
	Lee Tat Man	20	33				33	0.00
	Lo Tak Shing	21	2,021				2,021	0.00
	Lam Ko Yin, Colin	22	55				55	0.00
	Lee King Yue	23	5,383				5,383	0.00
	Leung Sing	24	750				750	0.00
	Ho Wing Fun	25	5				5	0.00
The Hong Kong and China Gas Company Limited	Lee Shau Kee	26	3,226,174		2,157,017,776		2,160,243,950	38.72
	Lee Ka Kit	26				2,157,017,776	2,157,017,776	38.66
	Lee Ka Shing	26				2,157,017,776	2,157,017,776	38.66
	Li Ning	26		2,157,017,776			2,157,017,776	38.66

\# Henderson China Holdings Limited was privatised by and became a wholly-owned subsidiary of the Company on 12th August, 2005.

Ordinary Shares *(unless otherwise specified) (cont'd)*

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Hong Kong Ferry (Holdings) Company Limited	Lee Shau Kee	27	7,799,220		111,636,090		119,435,310	33.52
	Lee Ka Kit	27				111,636,090	111,636,090	31.33
	Lee Ka Shing	27				111,636,090	111,636,090	31.33
	Li Ning	27		111,636,090			111,636,090	31.33
	Lam Ko Yin, Colin	28	150,000				150,000	0.04
	Fung Lee Woon King	29	465,100				465,100	0.13
	Leung Hay Man	30	2,250				2,250	0.00
Miramar Hotel *and Investment* Company, Limited	Lee Shau Kee	31			255,188,250		255,188,250	44.21
	Lee Ka Kit	31				255,188,250	255,188,250	44.21
	Lee Ka Shing	31				255,188,250	255,188,250	44.21
	Li Ning	31		255,188,250			255,188,250	44.21
	Kan Fook Yee	32		20,000			20,000	0.00
	Woo Po Shing	33	2,705,000		2,455,000		5,160,000	0.89
Henderson Development Limited	Lee Shau Kee	34			8,190 (Ordinary A Shares)		8,190 (Ordinary A Shares)	100.00
	Lee Shau Kee	35			3,510 (Non-voting B Shares)		3,510 (Non-voting B Shares)	100.00
	Lee Shau Kee	36	35,000,000 (Non-voting Deferred Shares)		15,000,000 (Non-voting Deferred Shares)		50,000,000 (Non-voting Deferred Shares)	100.00
	Lee Ka Kit	34				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Kit	35				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Kit	36				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Lee Ka Shing	34				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Shing	35				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Shing	36				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Li Ning	34		8,190 (Ordinary A Shares)			8,190 (Ordinary A Shares)	100.00
	Li Ning	35		3,510 (Non-voting B Shares)			3,510 (Non-voting B Shares)	100.00
	Li Ning	36		15,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares)	30.00

Ordinary Shares *(unless otherwise specified) (cont'd)*

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Best Homes Limited	Lee Shau Kee	37			26,000		26,000	100.00
	Lee Ka Kit	37				26,000	26,000	100.00
	Lee Ka Shing	37				26,000	26,000	100.00
	Li Ning	37		26,000			26,000	100.00
China Investment Group Limited	Woo Ka Biu, Jackson	38			16,000		16,000	5.33
Drinkwater Investment Limited	Leung Hay Man	39			5,000		5,000	4.49
	Woo Po Shing	40			3,250		3,250	2.92
Feswin Investment Limited	Lee Ka Kit	41			5,000	5,000	10,000	100.00
Fordley Investment Limited	Fung Lee Woon King	42	2,000				2,000	20.00
Gain Base Development Limited	Fung Lee Woon King	43	50				50	5.00
Henfield Properties Limited	Lee Ka Kit	44			4,000	6,000	10,000	100.00
Heyield Estate Limited	Lee Shau Kee	45			100		100	100.00
	Lee Ka Kit	45				100	100	100.00
	Lee Ka Shing	45				100	100	100.00
	Li Ning	45		100			100	100.00
Maxfine Development Limited	Lee Ka Kit	46			3,050*	3,050*	3,050	33.33
Perlin Development Limited	Lee Ka Kit	47			5	5	10	100.00

* relate to the same shares

Casa Marina I & II, Tai Po

Total G.F.A.: Approx. 409,000 sq.ft; 100% owned by the Group.
This completed project consists of a total number of 204 luxury houses with comprehensive clubhouse facility.



Ordinary Shares *(unless otherwise specified) (cont'd)*

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Pettystar Investment Limited	Lee Shau Kee	48			3,240		3,240	80.00
	Lee Ka Kit	48				3,240	3,240	80.00
	Lee Ka Shing	48				3,240	3,240	80.00
	Li Ning	48		3,240			3,240	80.00
Quickcentre Properties Limited	Lee Ka Kit	49			1	1	2	100.00
Shellson International Limited	Lee Ka Kit	50			25	75	100	100.00

Save as disclosed above, none of the Directors or Chief Executive of the Company or their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations as defined in the SFO.

King's Park Hill, Kowloon

Total G.F.A.: Approx. 241,000 sq.ft.; 62.28% owned by the Group. This completed project provides 42 luxurious garden houses and 7 low-rise apartment blocks situate in one of the rare elite residential areas right at the heart of Kowloon.



Share Option Schemes

(I) HENDERSON CYBER LIMITED

At an extraordinary general meeting held on 4th December, 2000, the shareholders of the Company approved the Pre-IPO Share Option Plan ("Henderson Cyber Option Plan") and the Share Option Scheme ("Henderson Cyber Share Option Scheme") (collectively referred to as the "Henderson Cyber Schemes") of Henderson Cyber Limited ("Henderson Cyber"), a subsidiary of the Company. A summary of the Henderson Cyber Schemes is as below:

(1) Purpose

The purpose of the Henderson Cyber Option Plan is to recognise the contribution of the participants of the Henderson Cyber Option Plan to the growth of the Henderson Cyber Group and/or to the listing of shares of Henderson Cyber ("Henderson Cyber Shares") on the Growth Enterprise Market ("GEM") of The Stock Exchange of Hong Kong Limited ("Stock Exchange").

The purpose of the Henderson Cyber Share Option Scheme is to assist in the recruitment and retention of high calibre executives and employees by providing them with incentives of share options.

(2) Participants

Options to subscribe for 32,000,000 Henderson Cyber Shares under the Henderson Cyber Option Plan were granted on 28th June, 2000, immediately prior to the listing of the Henderson Cyber Shares on GEM on 14th July, 2000 ("IPO Date").

Henderson Cyber may grant options to subscribe for Henderson Cyber Shares under the Henderson Cyber Share Option Scheme to any executive directors and full time employees of the Henderson Cyber Group.

(3) Maximum number of Henderson Cyber Shares available for subscription

Pursuant to the Henderson Cyber Option Plan, options to subscribe for the maximum number of 32,000,000 Henderson Cyber Shares were granted and all options had lapsed. No further options may be granted under the Henderson Cyber Option Plan after the IPO Date.

The maximum number of Henderson Cyber Shares in respect of which options may be granted under the Henderson Cyber Share Option Scheme and any other share option schemes of Henderson Cyber in issue shall not exceed 30 per cent. of the total number of Henderson Cyber Shares in issue from time to time (excluding (i) any Henderson Cyber Shares issued pursuant to the Henderson Cyber Share Option Scheme and any other share option schemes of Henderson Cyber; and (ii) any pro rata entitlements to further Henderson Cyber Shares issued in respect of those Henderson Cyber Shares mentioned in (i)).

(4) **Maximum entitlement of each participant**

Pursuant to the Henderson Cyber Schemes, no participant may be granted an option which, if exercised in full, would result in such person's maximum entitlement exceeding 25 per cent. of the aggregate number of Henderson Cyber Shares for the time being issued and issuable under the Henderson Cyber Schemes.

(5) **Minimum and maximum periods for the exercise of options**

Pursuant to the Henderson Cyber Schemes, an option may be exercised in accordance with the terms of the respective Henderson Cyber Schemes at any time during such period or periods to be notified by the Board of Directors of Henderson Cyber to each grantee provided that the period within which the option may be exercised shall be not less than 3 years and not more than 10 years from the date on which an offer of the grant of the option is accepted.

(6) **Payment on acceptance of option**

Pursuant to the Henderson Cyber Schemes, HK$1.00 is payable to Henderson Cyber by the grantee on acceptance of the grant of an option within 28 days from the date of offer of the grant of the option (the "Offer Date").

(7) **Basis of determining the subscription price**

The subscription price per Henderson Cyber Share under the Henderson Cyber Option Plan is HK$1.25, being the price per Henderson Cyber Share at which the Henderson Cyber Shares were offered for subscription by the public at the initial public offering of the Henderson Cyber Shares.

The subscription price per Henderson Cyber Share under the Henderson Cyber Share Option Scheme is determined by the Board of Directors of Henderson Cyber and shall be the highest of:

(i) the closing price per Henderson Cyber Share as stated in the daily quotation sheets issued by the Stock Exchange on the Offer Date, which must be a business day;

(ii) the average closing price per Henderson Cyber Share as stated in the daily quotation sheets issued by the Stock Exchange for the five business days immediately preceding the Offer Date; and

(iii) the nominal value per Henderson Cyber Share.

210 Fangcun Avenue, Fangcun District, Guangzhou
Total Planned G.F.A.: approx. 2,520,000 sq.ft.; 52.26% owned by the Group. This development project is planned to build nine residential towers on a shopping podium. Foundation work will soon be completed.



(8) **Remaining life of the Henderson Cyber Schemes**

No further options shall be granted under the Henderson Cyber Option Plan after the IPO Date. Share options granted under the Henderson Cyber Option Plan on or prior to the IPO Date lapsed on 14th July, 2004.

The Henderson Cyber Share Option Scheme shall be valid and effective for a period of 10 years commencing on 28th June, 2000. No further options will be granted under the revised Chapter 23 of the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited. All share options granted under the Share Option Scheme had lapsed.

(II) **HENDERSON CHINA HOLDINGS LIMITED**

Henderson China Holdings Limited ("Henderson China") once adopted a share option scheme on 15th March, 1996 ("Henderson China Share Option Scheme"). Henderson China by ordinary resolution passed at its special general meeting held on 1st December, 2003 adopted a new share option scheme (the "New Scheme") and terminated Henderson China Share Option Scheme in order to comply with the new requirements under the revised Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). No further options may be offered under Henderson China Share Option Scheme. No share options have been granted under the New Scheme to any persons since its adoption. A summary of the Henderson China Share Option Scheme and the New Scheme is as below:

(1) **Purpose**

The purpose of the Henderson China Share Option Scheme is to provide the executive directors and employees of the Henderson China Group with incentives of share options.

The purpose of the New Scheme is to provide the Henderson China Group with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to the executive directors, non-executive directors, employees and consultants of the Henderson China Group and for such other purposes as the Board of Directors of Henderson China may approve from time to time.

(2) **Participants**

Henderson China may grant:

(i) options to subscribe for shares in Henderson China ("Henderson China Shares") under the Henderson China Share Option Scheme to executive directors and employees of the Henderson China Group; and

(ii) options to subscribe for Henderson China Shares under the New Scheme to executive directors, non-executive directors, employees and consultants of the Henderson China Group.

(3) **Maximum number of Henderson China Shares available for subscription**

The maximum number of Henderson China Shares in respect of which options may be granted (including Henderson China Shares issued pursuant to options exercised and Henderson China Shares in respect of which any options remain outstanding) under the Henderson China Share Option Scheme and any other share option schemes of Henderson China shall not exceed 10 per cent. of the issued share capital of Henderson China from time to time excluding Henderson China Shares issued pursuant to the Henderson China Share Option Scheme.

The total number of Henderson China Shares which may be issued upon exercise of all options to be granted under the New Scheme and any other share option schemes of Henderson China shall not in aggregate exceed 10% of the total number of Henderson China Shares in issue as at the date of approval of the New Scheme unless Henderson China obtains a fresh approval from its shareholders.

Notwithstanding the above, the maximum number of Henderson China Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Scheme and any other share options schemes of Henderson China (including Henderson China Share Option Scheme) shall not exceed 30% of the total number of Henderson China Shares in issue from time to time. No options may be granted under any schemes of Henderson China (or the subsidiary of the Henderson China) if this will result in the limit being exceeded.

(4) **Maximum entitlement of each participant**

No participant may be granted an option which, if exercised in full, would result in such person's maximum entitlement exceeding 25 per cent. of the aggregate number of Henderson China Shares for the time being issued and issuable under the Henderson China Share Option Scheme.

The maximum entitlement for any one participant is that the total number of Henderson China Shares issued and to be issued upon exercise of the options granted to each participant under the New Scheme and any other option schemes (including exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the total number of Henderson China Shares in issue.

(5) Minimum and Maximum periods for the exercise of options

An option may be exercised in accordance with the terms of the Henderson China Share Option Scheme at any time during such period or periods to be notified by the Board of Directors of Henderson China to each grantee. The option may be exercised on the expiry of 6 months after the date on which the grant of an option is accepted (the "Commencement Date") and not later than a period of 3 years after the Commencement Date or 14th March, 2006, whichever is the earlier.

In respect of any particular option granted under the New Scheme, the period during which an option may be exercised, and unless the Board of the Directors of Henderson China shall otherwise resolve in relation to any particular option at the time of the grant, is (i) the period commencing after the expiry of 1 year after the date of grant in respect of the first 30% of an option granted at any time to any grantee; and (ii) the period commencing after the expiry of 2 years after the date of grant in respect of a further 30% of such option; and (iii) the period commencing after the expiry of 3 years from the date of grant in respect of the remaining 40% of such option; and in any event each of such periods shall expire after 6 years from the date of grant. The Board of the Directors of Henderson China may also provide restrictions on the exercise of such option during the period an option may be exercised.

(6) Payment on acceptance of option

HK$1.00 is payable to Henderson China by the grantee on acceptance of an option under the Henderson China Share Option Scheme and the New Scheme within 28 days from the date of offer of the grant of an option (the "Offer Date").

(7) Basis of determining the subscription price

The subscription price per Henderson China Share under the Henderson China Share Option Scheme is determined by the Board of Directors of Henderson China and shall be the higher of:

(i) a price being not less than 80 per cent. of the average closing price per Henderson China Share as stated in The Stock Exchange of Hong Kong Limited's daily quotation sheets for the five business days immediately preceding the Offer Date; and

Yau Tong Bay Marine Lots & Associated Areas
Total G.F.A.: Approx. 9,700,000 sq.ft.; 19.01% owned by the Group.
The environmental impact assessments of both the reclamation and the proposed development of this site were approved by the Director of Environment Protection Department in April 2002. The site is planned for the development of 38 residential towers.



(ii) the nominal value per Henderson China Share.

The subscription price per Henderson China Share under the New Scheme shall be a price solely determined by the Board of the Directors of Henderson China and shall be at least the higher of:

(i) the closing price of the Henderson China Shares as stated in The Stock Exchange of Hong Kong Limited's daily quotations sheet on the Offer Date;

(ii) a price being the average closing price of the Henderson China Shares as stated in The Stock Exchange of Hong Kong Limited's daily quotations sheets for the five business days immediately preceding the Offer Date; and

(iii) the nominal value of a Henderson China Share.

(8) Remaining life

The Henderson China Share Option Scheme was terminated on 1st December, 2003 and no further options may be offered under the Henderson China Share Option Scheme. As at 30th June, 2005, no share options granted under the Henderson China Share Scheme remained outstanding.

The New Scheme shall remain in force for a period of 10 years commencing on 1st December, 2003, after which period no further options will be issued but in all other respects the provisions of the New Scheme shall remain in full force and effect.

AIA Tower, North Point
Total G.F.A.: Approx. 512,000 sq.ft.; 94.56% owned by the Group.
This 44-storey commercial building is owned by the Group for rental purpose.



Arrangements to Purchase Shares or Debentures

OPTIONS TO SUBSCRIBE FOR SHARES IN SUBSIDIARIES

(i) **Henderson Cyber Limited**

The following Directors of the Company had interests in options to subscribe for shares in Henderson Cyber Limited ("Henderson Cyber"), a subsidiary of the Company, which were granted on 28th June, 2000 under the Pre-IPO Share Option Plan of Henderson Cyber ("Henderson Cyber Option Plan"):

Name of Director	Number of share options at 1st July, 2004	Number of share options granted during the year	Number of share options exercised during the year	Number of share options lapsed during the year	Number of share options outstanding at 30th June, 2005
Lee Shau Kee	2,400,000	—	—	2,400,000	—
Colin Lam Ko Yin	1,200,000	—	—	1,200,000	—
Lee Ka Kit	1,200,000	—	—	1,200,000	—
Lee Ka Shing	1,200,000	—	—	1,200,000	—
John Yip Ying Chee	1,200,000	—	—	1,200,000	—
Patrick Kwok Ping Ho	600,000	—	—	600,000	—
Li Ning	400,000 (Note 51)	—	—	400,000	—
Ho Wing Fun	400,000	—	—	400,000	—
Suen Kwok Lam	400,000	—	—	400,000	—

The following were the particulars of share options of four employees of Henderson Cyber under the Henderson Cyber Option Plan:

Date of Grant	Aggregate number of share options at 1st July, 2004	Number of share options granted during the year	Number of share options exercised during the year	Number of share options lapsed during the year	Aggregate number of share options outstanding at 30th June, 2005
28/06/2000	1,850,000	—	—	1,850,000	—

The following were the particulars of share options of thirty nine other participants under the Henderson Cyber Option Plan:

Date of Grant	Aggregate number of share options at 1st July, 2004	Number of share options granted during the year	Number of share options exercised during the year	Number of share options lapsed during the year	Aggregate number of share options outstanding at 30th June, 2005
28/06/2000	16,650,000	—	—	16,650,000	—

Subject to the terms and conditions of the Henderson Cyber Option Plan, each of the above Directors, employees and other participants was entitled to exercise at the price of HK$1.25 per share (i) thirty per cent. of the share options so granted at any time after the expiry of 12 months from 14th July, 2000, (ii) a further thirty per cent. of the share options so granted at any time after the expiry of 24 months from 14th July, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 14th July, 2000 and, in each case, not later than four years from 14th July, 2000. All share options granted to the aforesaid Directors of the Company, employees of Henderson Cyber and other participants under the Henderson Cyber Option Plan lapsed on 14th July, 2004.

The following were the particulars of share options of the employee of Henderson Cyber under the Share Option Scheme of Henderson Cyber ("Henderson Cyber Share Option Scheme"):

Date of Grant	Aggregate number of share options at 1st July, 2004	Number of share options granted during the year	Number of share options exercised during the year	Number of share options lapsed during the year	Aggregate number of share options outstanding at 30th June, 2005
04/10/2000	100,000	—	—	100,000	—

Subject to the terms and conditions of the Henderson Cyber Share Option Scheme, the employee of Henderson Cyber was entitled to exercise at the price of HK$0.89 per share (i) thirty per cent. of the share options so granted at any time after the expiry of 12 months from 16th October, 2000 (the date of acceptance of the share options), (ii) a further thirty per cent. of the share options so granted at any time after the expiry of 24 months from 16th October, 2000 and (iii) the remaining share options at any time after the expiry of 36 months from 16th October, 2000 and in each case, not later than four years from 16th October, 2000. Share options granted to the aforesaid employee of Henderson Cyber under the Henderson Cyber Share Option Scheme lapsed on 30th September, 2004.

As at 30th June, 2005, there were no outstanding share options under the Henderson Cyber Option Plan and the Henderson Cyber Share Option Scheme.

Save as disclosed above, no share options under the Henderson Cyber Option Plan and the Henderson Cyber Share Option Scheme had been granted, exercised, cancelled or lapsed during the year ended 30th June, 2005.





Shatin Plaza, Shatin
Total G.F.A.: Approx. 148,000 sq.ft.; 77.55% owned by the Group.
This shopping podium situates at the prime location at the city centre of Shatin, providing a shopping and recreational concourse for the residents in the district. After recent refurbishment, this shopping podium becomes more attractive to the tenants and recorded satisfactory increment in rental.

(ii) **Henderson China Holdings Limited**

The following Directors of the Company had interests in options to subscribe for shares in Henderson China Holdings Limited ("Henderson China"), a subsidiary of the Company, under the Share Option Scheme of Henderson China ("Henderson China Share Option Scheme"):

Name of Director	Date of Grant	Number of share options at 1st July, 2004	Exercisable Period	Number of share options granted during the year	Number of share options exercised during the year	Number of share options lapsed during the year	Number of share options outstanding at 30th June, 2005
Colin Lam Ko Yin	21/02/2001	1,500,000	21/08/2001 - 20/08/2004	—	—	1,500,000	—
Lee Ka Kit	02/05/2001	1,500,000	02/11/2001 - 01/11/2004	—	—	1,500,000	—

Subject to the terms and conditions of the Henderson China Share Option Scheme, the above Directors were entitled to exercise the share options in whole or in part at the price of HK$4.00 per share at any time during the respective exercisable periods. The share options granted to Mr. Colin Lam Ko Yin and Mr. Lee Ka Kit lapsed on 21st August, 2004 and 2nd November, 2004 respectively.

As at 30th June, 2005, there were no outstanding share options under Henderson China Share Option Scheme.

Save as disclosed above, no share options under the Henderson China Share Option Scheme had been granted, exercised, cancelled or lapsed during the year ended 30th June, 2005.

Except for the above, at no time during the year was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Sunshine City Plaza, Ma On Shan
Total G.F.A.: Approx. 533,000 sq.ft; 100% owned by the Group.
This completed project located at the centre of the new township of Ma On Shan and close to the Ma On Shan Station of the newly completed Ma On Shan Rail with heavy pedestrian traffic. It is one of the major large-scale shopping podiums of the Group.



Substantial Shareholders' and Others' Interests

As at 30th June, 2005, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long Positions

	No. of shares in which interested	% Interest
Substantial Shareholders:		
Rimmer (Cayman) Limited (Note 1)	1,122,938,300	61.88
Riddick (Cayman) Limited (Note 1)	1,122,938,300	61.88
Hopkins (Cayman) Limited (Note 1)	1,122,938,300	61.88
Henderson Development Limited (Note 1)	1,122,745,800	61.87
Yamina Investment Limited (Note 1)	538,437,300	29.67
Believegood Limited (Note 1)	222,045,300	12.24
South Base Limited (Note 1)	222,045,300	12.24
Person other than Substantial Shareholders:		
Cameron Enterprise Inc. (Note 1)	145,090,000	8.00

Notes:

1 Of these shares, (i) 570,743,800 shares were owned by Henderson Development Limited ("HD"); (ii) 7,962,100 shares were owned by Sandra Investment Limited which was a wholly-owned subsidiary of HD; (iii) 145,090,000 shares were owned by Cameron Enterprise Inc.; 222,045,300 shares were owned by Believegood Limited which was wholly-owned by South Base Limited; 61,302,000 shares were owned by Prosglass Investment Limited which was wholly-owned by Jayasia Investments Limited; 55,000,000 shares were owned by Fancy Eye Limited which was wholly-owned by Mei Yu Ltd.; 55,000,000 shares were owned by Spreadral Limited which was wholly-owned by World Crest Ltd.; and Cameron Enterprise Inc., South Base Limited, Jayasia Investments Limited, Mei Yu Ltd. and World Crest Ltd. were wholly-owned subsidiaries of Yamina Investment Limited which in turn was 100% held by HD; (iv) 5,602,600 shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of The Hong Kong and China Gas Company Limited ("China Gas") which was 37.15% held by Henderson Investment Limited ("HI"). HI was 73.48% held by Henderson Land Development Company Limited ("HL") which in turn was 61.87% held by HD; and (v) 192,500 shares were owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of HD and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these shares by virtue of the Securities and Futures Ordinance ("SFO"). As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

2 Mr. Lee Tat Man was the beneficial owner of these shares.

3 The Hon. Lo Tak Shing was the beneficial owner of these shares.

4 Mrs. Lee Pui Ling, Angelina was the beneficial owner of these shares.

5 These shares were owned by the wife of Mr. Kan Fook Yee.

6 Mr. Lee King Yue was the beneficial owner of 42,900 shares, and the remaining 19,800 shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.

7 Madam Fung Lee Woon King was the beneficial owner of these shares.

8 Mr. Leung Sing was the beneficial owner of these shares.

9 Mr. Ho Wing Fun was the beneficial owner of these shares.

10 These shares were owned by the wife of Mr. Woo Ka Biu, Jackson.

11 Of these shares, Dr. Lee Shau Kee was the beneficial owner of 34,779,936 shares, and for the remaining 2,075,859,007 shares, (i) 802,854,200 shares, 602,168,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which in turn was 100% held by HL; and (ii) 5,615,148 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HL and Fu Sang as set out in Note 1 and HI by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

12 Mr. Lee Tat Man was the beneficial owner of these shares.

13 The Hon. Lo Tak Shing was the beneficial owner of these shares.

14 Mr. Lee King Yue was the beneficial owner of these shares.

15 Mr. Leung Sing was the beneficial owner of these shares.

16 Mr. Ho Wing Fun was the beneficial owner of these shares.

17 Of these shares, 175,000,000 shares, 75,233,977 shares and 74,900,000 shares were respectively owned by Primeford Investment Limited, Timsland Limited and Quantum Overseas Limited, all of which were wholly-owned subsidiaries of Brightland Enterprises Limited which in turn was 100% held by HL. Dr. Lee Shau Kee was taken to be interested in HL as set out in Note 1 and Henderson China Holdings Limited ("HC") by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

18 Mr. Woo Ka Biu, Jackson was the beneficial owner of these shares.

19 Of these shares, Dr. Lee Shau Kee was the beneficial owner of 173,898 shares, and for the remaining 4,244,996,094 shares, (i) 902,700,000 shares were owned by Technology Capitalization Limited, a wholly-owned subsidiary of Towngas Investment Company Limited which in turn was 100% held by China Gas; (ii) 3,333,213,616 shares were owned by Felix Technology Limited, a wholly-owned subsidiary of Best Selection Investments Limited which in turn was 100% held by HI; (iii) 4,014,271 shares, 1,816,644 shares, 1,714,027 shares, 1,086,250 shares and 423,211 shares were respectively owned by Banshing Investment Limited, Covite Investment Limited, Markshing Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which in turn was 100% held by HL; and (iv) 28,075 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in China Gas, HI, HL and Fu Sang as set out in Notes 1, 11 and 26 and Henderson Cyber Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

20 Mr. Lee Tat Man was the beneficial owner of these shares.

21 The Hon. Lo Tak Shing was the beneficial owner of these shares.

22 Mr. Lam Ko Yin, Colin was the beneficial owner of these shares.

23 Mr. Lee King Yue was the beneficial owner of these shares.

24 Mr. Leung Sing was the beneficial owner of these shares.

25 Mr. Ho Wing Fun was the beneficial owner of these shares.

26 Of these shares, Dr. Lee Shau Kee was the beneficial owner of 3,226,174 shares, and for the remaining 2,157,017,776 shares, (i) 1,159,024,597 shares and 484,225,002 shares were respectively owned by Disralei Investment Limited and Medley Investment Limited, both of which were wholly-owned subsidiaries of Timpani Investments Limited which was 100% held by HI; (ii) 429,321,946 shares were owned by Macrostar Investment Limited, a wholly-owned subsidiary of HI; (iii) 3,966,472 shares were owned by Boldwin Enterprises Limited, a wholly-owned subsidiary of Yamina Investment Limited which was 100% held by HD; and (iv) 80,479,759 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HI, HD and Fu Sang as set out in Notes 1 and 11 and China Gas by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

27 Of these shares, Dr. Lee Shau Kee was the beneficial owner of 7,799,220 shares, and for the remaining 111,636,090 shares, (i) 23,400,000 shares each were respectively owned by Graf Investment Limited, Mount Sherpa Limited and Paillard Investment Limited, all of which were wholly-owned subsidiaries of Pataca Enterprises Limited which in turn was 100% held by HI; and (ii) 41,436,090 shares were held by Wiselin Investment Limited, a wholly-owned subsidiary of Max-mercan Investment Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 11 and Hong Kong Ferry (Holdings) Company Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

28 Mr. Lam Ko Yin, Colin was the beneficial owner of these shares.

29 Madam Fung Lee Woon King was the beneficial owner of these shares.

30 Mr. Leung Hay Man was the beneficial owner of these shares.

31 Of these shares, 100,612,750 shares, 79,121,500 shares and 75,454,000 shares were respectively owned by Higgins Holdings Limited, Multiglade Holdings Limited and Threadwell Limited, all of which were wholly-owned subsidiaries of Aynbury Investments Limited which in turn was 100% held by HI. Dr. Lee Shau Kee was taken to be interested in HI as set out in Note 11 and Miramar Hotel and Investment Company, Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

32 These shares were owned by the wife of Mr. Kan Fook Yee.

33 Of these shares, Sir Po-shing Woo was the beneficial owner of 2,705,000 shares, and the remaining 2,455,000 shares were held by Fong Fun Company Limited which was 50% owned by Sir Po-shing Woo.

34 These shares were held by Hopkins as trustee of the Unit Trust.

35 These shares were held by Hopkins as trustee of the Unit Trust.

36 Of these shares, Dr. Lee Shau Kee was the beneficial owner of 35,000,000 shares, and the remaining 15,000,000 shares were owned by Fu Sang.

37 Of these shares, (i) 10,400 shares were owned by HL; (ii) 2,600 shares were owned by HD; and (iii) 13,000 shares were owned by Manifest Investments Limited which was 50% held by Wealth Sand Limited which in turn was 70% held by Firban Limited. Firban Limited was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.

38 These shares were held by Pearl Assets Limited which was 60% owned by Mr. Woo Ka Biu, Jackson.

39 These shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.

40 These shares were held by Coningham Investment Inc. which was wholly-owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.

41 Of these shares, (i) 5,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 5,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

42 Madam Fung Lee Woon King was the beneficial owner of these shares.

43 Madam Fung Lee Woon King was the beneficial owner of these shares.

44 Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

45 Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HL; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.

46 These shares were owned by Quickcentre Properties Limited which was 50% each owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit and Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

47 Of these shares, (i) 5 shares were owned by Heleken Development Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 5 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

48 Of these shares, (i) 3,038 shares were owned by HL; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, both of which were wholly-owned subsidiaries of Jetwin International Limited.

49 Of these shares, (i) 1 share was owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 1 share was owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

50 Of these shares, (i) 25 shares were owned by Shine King International Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 75 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

51 The number of share options offered and accepted included the option to subscribe for 200,000 shares in Henderson Cyber Limited granted to the spouse of Mr. Li Ning and such options lapsed on 14th July, 2004.

Golden Centre, Sheung Wan
Total G.F.A.: Approx. 156,000 sq.ft; 100% owned by the Group.
This commercial office building is one of the Group's major investment properties.



Interests in Contracts and Connected Transactions

During the year under review, the Group has entered into the following transactions and arrangements as described below with persons who are "connected persons" for the purposes of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"):

(1) (i) Under the terms of an agreement dated 15th March, 1996, the Group agreed to provide Henderson China Holdings Limited ("Henderson China") with finance, administration and accounting services as may be requested by Henderson China from time to time and the Group would be reimbursed by Henderson China in respect of such services at cost. For the year ended 30th June, 2005, payment made to the Group for the above services amounted to approximately HK$2 million.

(ii) In relation to the spin-off of the Group's property development and property investment businesses in the PRC and the transfer of the Group's direct or indirect interests in certain PRC properties to Henderson China, the Group agreed to indemnify Henderson China in respect of any diminution in the value of Henderson China arising from, inter alia, PRC income tax and Land Appreciation Tax in accordance with an indemnity deed dated 15th March, 1996 between the Group and Henderson China. The maximum value of the tax indemnities in respect of PRC income tax and Land Appreciation Tax had been estimated to be approximately HK$2,583 million and HK$1,921 million respectively. As at 30th June, 2005, approximately HK$291.6 million and HK$1.43 million in respect of the indemnities on income tax and Land Appreciation Tax respectively were accrued.

(iii) Henderson Real Estate Agency Limited, a wholly-owned subsidiary of the Company made advances from time to time to Henderson Investment Finance Limited, a wholly-owned subsidiary of Henderson Investment Limited, with interest chargeable on the balances outstanding from time to time based on Hong Kong Inter-bank Offer Rate ("HIBOR") quoted by banks. As at 30th June, 2005, an amount of approximately HK$301.2 million was due by Henderson Investment Finance Limited to Henderson Real Estate Agency Limited.

(iv) Henderson Finance Company Limited made advances from time to time to Henderson Real Estate Agency Limited, Choiform Limited, Jetkey Development Limited and Perfect Grand Development Limited, subsidiaries of the Company, with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30th June, 2005, the amounts of approximately HK$905.4 million, HK$41.7 million, HK$26.1 million and HK$125.3 million were due by Henderson Real Estate Agency Limited, Choiform Limited, Jetkey Development Limited and Perfect Grand Development Limited respectively to Henderson Finance Company Limited, which have been included in the accounts under "Amount due to a fellow subsidiary".

(v) Henderson Real Estate Agency Limited made advances from time to time to Henderson (China) Finance Limited, a wholly-owned subsidiary of Henderson China, with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30th June, 2005, an amount of approximately HK$431.4 million was due by Henderson (China) Finance Limited to Henderson Real Estate Agency Limited.

(vi) Henderson Real Estate Agency Limited made advances from time to time to Shellson International Limited, a non-wholly owned subsidiary of Henderson China, with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks. As at 30th June, 2005, an amount of approximately HK$181.4 million was due by Shellson International Limited to Henderson Real Estate Agency Limited.

(vii) Henderson Finance Company Limited made advances from time to time to Shellson International Limited with interest chargeable on the balances outstanding from time to time based on HIBOR quoted by banks except for an interest free loan of HK$200 million. As at 30th June, 2005, an amount of approximately HK$222.6 million was due by Shellson International Limited to Henderson Finance Company Limited, which has been included in the accounts under "Amount due to a fellow subsidiary".

(viii) The management agreements and the construction agreements for the management and development of the properties of the Henderson Development Limited Group and the Henderson Investment Limited Group entered into by both Henderson Development Limited and Henderson Investment Limited with each of Henderson Real Estate Agency Limited and E Man Construction Company Limited, two wholly-owned subsidiaries of the Company, still subsisted at the financial year end.

(2) At the extraordinary general meeting of the Company held on 22nd June, 1998, an ordinary resolution was passed by the independent shareholders of the Company to approve, inter alia, the provision of leasing agency and property management services by the Group (the "Agency and Management Services") in respect of the commercial development and carparks of Metro City Plaza and Sheung Shui Centre, the property interests of which are represented by shares held by Champion York Limited which was a wholly-owned subsidiary of Henderson Development Limited. The aggregate amount of the Agency and Management Services as approved by the independent shareholders shall not exceed HK$45 million per annum. For the year ended 30th June, 2005, the aggregate amount received by the Group in respect of the Agency and Management Services which were based on normal commercial terms was approximately HK$32 million.

The Hong Kong Stock Exchange has granted a waiver to the Company from strict compliance with the connected transaction requirements under the Listing Rules applicable to the Agency and Management Services on the basis that:

(i) (a) the Agency and Management Services are entered into by the Group in the ordinary and usual course of its business and the aggregate amount received per annum by the Group thereunder will not exceed HK$45 million (the "Aggregate Amount");

(b) the Agency and Management Services are entered into on normal commercial terms that are fair and reasonable so far as the Independent Shareholders are concerned; and

(c) details of the Agency and Management Services are to be disclosed in the Company's next and subsequent published annual report in accordance with the Listing Rules;

(ii) a Committee of the Independent Non-executive Directors of the Company shall review annually the Agency and Management Services and confirm in the Company's annual report whether the Agency and Management Services are conducted in the manner as stated in paragraph (i) above; and

(iii) the Auditors of the Company shall review annually the Agency and Management Services and provide the Directors with a letter, with a copy to the Hong Kong Stock Exchange, confirming that the Agency and Management Services (a) have received approval from the Board; (b) have been transacted in accordance with the pricing policies as stated in the Company's annual report for the period; and (c) have been entered into in accordance with the terms of the agreement(s) governing the Agency and Management Services or, where there is no agreement, on terms no less favourable than terms available to (or from, as appropriate) independent third parties.

A Committee of Independent Non-executive Directors of the Company has reviewed and confirmed that the Agency and Management Services have been entered into by the Group in accordance with the waiver conditions granted by the Hong Kong Stock Exchange as stated in paragraph (i) above.

The Auditors of the Company have also confirmed that the Agency and Management Services have been conducted in the manner as stated in paragraph (iii) above and have not exceeded the Aggregate Amount.

Dr. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in the transactions and contracts referred to in (1) and (2) above as a director (and as more particularly described in the section "Disclosure of Interests" above) of the Company's subsidiaries, Henderson Investment Limited and Henderson China and the Company's ultimate holding company, Henderson Development Limited. Mr. Li Ning was taken to be interested in the transactions and contracts referred to in (1) and (2) above as a director (and as more particularly described in the section "Disclosure of Interests" above) of the Company's subsidiaries, Henderson Investment Limited. Mr.

Lee Ka Kit was further interested in the transactions referred to in (1)(vi) and (vii) above as a director and indirect shareholder of Shellson International Limited.

(3) Mr. Lee Ka Kit, through companies owned or controlled by him, has interests in five companies in which Henderson China is interested and through which Henderson China holds interests in five projects. Mr. Lee has 25 per cent. interest in Shellson International Limited holding the Beijing Henderson Centre, 50 per cent. interest in Perlin Development Limited holding the Shanghai Skycity, 50 per cent. interest in Quickcentre Properties Limited holding Lot 433 of Yanan Road West, 50 per cent. interest in Feswin Investment Limited holding Lot 470 of Wanping Road South and 40 per cent. interest in Henfield Properties Limited holding Lots 406-2, 406-3 and 406-4 of Hengfeng Road, with the remaining interests owned by members of the Henderson China Group. Mr. Lee Ka Kit is a Director of the Company.

Mr. Lee Ka Kit agreed to provide and has provided finance in the form of advances to these companies in proportion to his equity interests in these companies. An agreement entered into between Henderson China and Mr. Lee Ka Kit on 15th March, 1996 provided that all existing and future advances made by Henderson China and Mr. Lee Ka Kit to these companies would be unsecured, on the same basis and at the same interest rate or without interest. As at 30th June, 2005, the advances made by Mr. Lee Ka Kit to the Henderson China Group's non wholly-owned subsidiaries and associates amounted to approximately HK$472.1 million and HK$537.1 million respectively and from 1st January, 2003 to 30th June, 2005, no interest on the advances made by Mr. Lee Ka Kit to the associates was charged.

(4) During the year, a subsidiary of Henderson Investment Limited made advances to Lucky Country Development Limited in which Mr. William Cheng Kai Man has a 50% interest. The remaining 50% interest is held by a subsidiary of Henderson Investment Limited. Dr. Lee Shau Kee, the Chairman of the Company, is the father-in-law of Mr. William Cheng Kai Man. Both the said subsidiary of Henderson Investment Limited and Mr. William Cheng Kai Man made advances in proportion to their equity interests in the company. All advances to the company were unsecured, repayable on demand and with interest on normal commercial terms. As at 30th June, 2005, there were no outstanding balances in respect of the above advances.

(5) As disclosed in the Company's announcement dated 2nd April, 2004 (the "Announcement"), Beijing Henderson Properties Co., Ltd., in which Henderson China, a subsidiary of the Company, had an attributable 75% interest, had on 30th March, 2004 entered into a Tenancy Agreement with Beijing Henderson Yansha Development Store Limited Company (the "Tenant"), in which Mr. Li Siu Nam had an 80% interest, for the leasing of certain shop premises from 1st floor to 3rd floor of the shopping mall of Henderson Centre in Beijing, the People's Republic of China, for a term of three years at the monthly rent being an amount equal to 8% of the Tenant's monthly turnover. Under the tenancy agreement, the Tenant was entitled to a rent-free period of 6 months. Mr. Li Siu Nam is the brother of Dr. Lee Shau Kee, the chairman of the Company. As Mr. Li Siu Nam is a connected person of the Company, the Tenancy Agreement constitutes a continuing

connected transaction of the Company under the Listing Rules. For the year ended 30th June, 2005, Beijing Henderson Properties Co., Ltd. received a total rental income of HK$636,000 in respect of the tenancy of the said premises.

The Directors (including Independent Non-executive Directors) of the Company considered that the Tenancy Agreement was negotiated on an arm's length basis and was entered into on normal commercial terms and in the ordinary course of business of Beijing Henderson Properties Co., Ltd. and Beijing Henderson Yansha Department Store Limited Company and the terms of the Tenancy Agreement were fair and reasonable for Beijing Henderson Properties Co., Ltd..

A Committee of Independent Non-executive Directors of the Company has reviewed and confirmed that the transaction referred to above is (a) in accordance with the terms of the agreement relating to the transaction in question; (b) in the ordinary and usual course of business of the Group; (c) on normal commercial terms or on terms no less favourable than terms available to (or from, as appropriate) independent third parties; and (d) fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Auditors of the Company have also confirmed that the transaction (a) has received the approval of the Board; (b) is in accordance with the pricing policies of the Group; (c) has been entered into in accordance with the relevant agreements governing the continuing connected transactions; and (d) has not exceeded the estimated maximum annual rental as stated in the Announcement.

(6) During the year, the Group made advances to the following non wholly-owned subsidiaries, associates and jointly controlled entity as unsecured working capital repayable on demand:

Best Homes Limited
Choiform Limited
Crown Truth Limited
Feswin Investment Limited
Gain Base Development Limited
Hang Seng Quarry Company Limited
Harvest Development Limited
Harvest Ocean Investment Limited
Henfield Properties Limited
Heyield Estate Limited
Lane Success Development Limited
Lucky Country Development Limited
Perlin Development Limited
Pettystar Investment Limited
Primeland Investment Limited
Quickcentre Properties Limited
Riunite Enterprises Inc.
Shellson International Limited
Yieldway International Limited

Certain Directors of the Company or its subsidiaries have interests in the above companies. Both the Group and such Directors' associates made advances in proportion to their equity interests in the companies. The advances by the Group and the Directors' associates to the individual companies listed above were either both interest-bearing on identical normal commercial terms or both without interest.

(7) The material related party transactions set out in note 40 to the accounts on pages 133 and 134 include transactions that constitute continuing connected transactions for which the disclosure requirements under the Listing Rules have been met.

Save as disclosed above, no other contracts of significance to which the Company, its holding company or any of its subsidiaries or fellow subsidiaries was a party, and in which a Director of the Company had a material interest, subsisted at the year end or at any time during the year.

Directors' Interests in Competing Business

Pursuant to Rule 8.10 of the Listing Rules, the interests of Directors of the Company in businesses which might compete with the Group during the year ended 30th June, 2005 and as at 30th June, 2005 were as follows:

Dr. Lee Shau Kee, the Chairman of the Company, and Mr. Lee Ka Kit, Mr. Lee Ka Shing and Mr. Li Ning, Directors of the Company, have deemed interests and/or held directorships in companies engaged in the businesses of property investment and development in Hong Kong and Mainland China. As those companies which might have competing businesses with the Group were involved in the development and investment of properties of different types and/or in different locations, the Group has been operating independently of, and at arm's length from, the businesses of those companies.

Service Contracts

None of the Directors has a service contract with the Company or any of its subsidiaries which is of a duration exceeding three years or which is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Purchase, Sale or Redemption of the Company's Listed Securities

Save and except for the redemption by Henson of certain Convertible Notes as mentioned under section headed "Guaranteed Convertible Notes", neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities during the year.

Subsequent Events

As disclosed in the joint announcement made by the Company and Henderson China Holdings Limited ("Henderson China") dated 12th August, 2005, the privatisation of Henderson China by the Company by way of a scheme of arrangement involving the cancellation and extinguishment of scheme shares in Henderson China at the cancellation price of HK$8.00 per share became effective on 12th August, 2005 (Bermuda time). Henderson China (a 65.32% owned subsidiary of the Company prior to its privatisation) has now become a wholly-owned subsidiary of the Company and the listing of the shares in Henderson China on The Stock Exchange of Hong Kong Limited was withdrawn on 15th August, 2005. The aggregate amount for the cancellation price paid by the Company was approximately HK$1,381 million.

The Company's subsidiary, Henderson Investment Limited ("Henderson Investment") has a 66.67% equity interest in Henderson Cyber Limited ("Henderson Cyber"). Henderson Cyber has been listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited since July 2000. The Company, Henderson Investment, The Hong Kong and China Gas Company Limited ("China Gas") and Henderson Cyber issued a joint announcement on 16th August, 2005 regarding a proposed privatisation of Henderson Cyber by Henderson Investment and China Gas involving the cancellation and extinguishment of shares (other than those indirectly held by Henderson Investment and China Gas) in Henderson Cyber at the cancellation price of HK$0.42 in cash per share. The aggregate amount of cancellation price payable by Henderson Investment will be approximately HK$252.53 million. If the proposed privatisation becomes effective, Henderson Investment's indirect equity interest in Henderson Cyber will be increased to approximately 78.69%.

Major Customers and Suppliers

For the financial year ended 30th June, 2005:

(1) the aggregate amount of purchases attributable to the Group's five largest suppliers represented less than 30 per cent. of the Group's total purchases.

(2) the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30 per cent. of the Group's total turnover.

Management Discussion and Analysis

A management discussion and analysis of the Group's annual results is shown on pages 42 to 47.

Retirement Benefits Scheme

The Group's Hong Kong employees participate in the Henderson Staff Provident Fund (the "Fund"), a defined contribution provident fund scheme as defined in the Occupational Retirement Schemes Ordinance or in another defined contribution scheme (the "Scheme") as mentioned below or in schemes (the "MPF Schemes") registered under the Mandatory Provident Fund Scheme Ordinance ("MPFO").

Contributions to the Fund are made by the participating employers at rates ranging from 4% to 6%, and by the employees at 2%, of the employees' basic monthly salaries. The portion of employers' contributions to which the employees are not entitled and which has been forfeited shall not be used to reduce the future contributions of the participating employers.

As for the Scheme, contributions are made by both the employers and the employees at the rate of 5% of the employees' basic monthly salaries. Forfeited contributions can be applied towards reducing the amount of future contributions payable by the employers. The amount of forfeited contributions of the Scheme utilised during the year was HK$571,000 (2004: HK$429,000). As at 30th June, 2005, the amount of forfeited contributions that could be utilised to reduce the Group's contributions to the Scheme totalled HK$30,000 (2004: HK$86,000).

No employees of the Group were eligible to join the Fund or the Scheme on or after 1st December, 2000.

Employees of the Group who are not members of the Fund and the Scheme participate in the MPF Schemes. In addition to the minimum benefits set out in the MPFO, the Group provides certain voluntary top-up benefits to employees participating in the MPF Schemes. The portion of employer's contributions to which the employees are not entitled and which has been forfeited can be used by the Group to reduce the future contributions. The total amount so utilised in the year ended 30th June, 2005 was HK$861,000 (2004: HK$797,000) and the balance available to be utilised as at 30th June, 2005 was HK$54,000 (2004: HK$35,000).

The Group also participates in the state-organised pension scheme operated by the Government of the PRC for its PRC employees and contributes a certain percentage of the employees' covered payroll to fund the benefits.

The Group's retirement costs charged to the profit and loss account for the year ended 30th June, 2005 were HK$32,522,000 (2004: HK$31,516,000).

Revolving Credit Agreement with Covenants of the Controlling Shareholders

As disclosed in the Company's announcement dated 17th September, 2004, a wholly-owned subsidiary of the Company and a wholly-owned subsidiary of Henderson Investment Limited ("HI"), as several borrowers, have obtained a HK$10,000,000,000 revolving credit facility that consists of a 5-year and a 7-year tranche in equal amount (the "Facility") from a syndicate of banks under the respective several guarantees given by the Company and HI.

In connection with the Facility, it will be an event of default if the Company ceases to own and control at least 51 per cent. of the issued equity share capital of HI or if either the Company or HI ceases to be ultimately controlled by Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them or any trust in which Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them are beneficiaries. If any event of default occurs, the Facility may become due and payable on demand.

Financial Assistance to Affiliated Companies

As at 30th June, 2005, the issued share capital of the Company comprised 1,814,580,000 shares. Based on the average closing price of the Company's shares of HK$36.96 per share by reference to The Stock Exchange of Hong Kong Limited's daily quotation sheets for the trading days from 23rd June, 2005 to 29th June, 2005 (both days inclusive) being the five business days immediately preceding 30th June, 2005, the total market capitalisation of the Company was approximately HK$67,067 million (the "Market Capitalisation") as at 30th June, 2005.

As at 30th June, 2005, the Group had provided financial assistance to, and guarantees for certain affiliated companies amounting to HK$13,443 million in aggregate exceeding 8% of the Market Capitalisation. In accordance with Rule 13.22 of the Listing Rules, the proforma combined balance sheet of and the Group's attributable interest in these affiliated companies as at 30th June, 2005 are set out as follows:

	Proforma Combined HK$ million	The Group's attributable interest HK$ million
Non-current assets	45,717	14,808
Current assets	11,325	4,639
Current liabilities	(7,585)	(3,195)
Net current assets	3,740	1,444
Total assets less current liabilities	49,457	16,252
Non-current liabilities	(39,619)	(12,332)
Net assets	9,838	3,920

Audit Committee and Remuneration Committee

The Audit Committee was established in December 1998 and reports to the Board of Directors. The members of the Audit Committee are Mr. Gordon Kwong Che Keung (Chairman), Independent Non-executive Director, Professor Ko Ping Keung, Independent Non-executive Director, Mr. Wu King Cheong, Independent Non-executive Director and Mr. Leung Hay Man, Non-executive Director. The written terms of reference include the authority and duties of the Audit Committee and amongst its principal duties are the review and supervision of the Company's financial reporting process and internal control procedures. The Audit Committee members have reviewed the interim and annual reports of the Group for the financial year under review and Audit Committee meetings were held in March 2005 and September 2005.

Mrs. Angelina Lee Pui Ling, Non-executive Director, was a member of the Audit Committee until her re-designation as a Non-executive Director on 27th September, 2004. Dr. Alex Wu Shu Chih, Independent Non-executive Director, was a member of the Audit Committee until he passed away on 10th January, 2005.

The Remuneration Committee which was established in January 2005 comprises Dr. Lee Shau Kee, Chairman, Mr. Colin Lam Ko Yin, Executive Director, Mr. Gordon Kwong Che Keung, Independent Non-executive Director, Professor Ko Ping Keung, Independent Non-executive Director and Mr. Wu King Cheong, Independent Non-executive Director. The written terms of reference include the specific duties of making recommendations to the board of Directors of the Company on the Company's policy and structure for all remuneration of directors and senior management.

Public Float

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Directors.

Auditors

A resolution for the re-appointment of KPMG as Auditors of the Company is to be proposed at the forthcoming annual general meeting.

Corporate Governance

The Company had complied with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") which was in force until 1st January, 2005, except that Non-executive Directors of the Company were not appointed for a specific term but were subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with Article 116 of the Company's Articles of Association. On 3rd January, 2005, the term of office of all Non-executive Directors (including Independent Non-executive Directors) was fixed for a specific term until 31st December, 2007.

As the Code of Best Practice set out in Appendix 14 to the Listing Rules was replaced by Code on Corporate Governance Practices (the "CGP Code") which subject to transitional arrangements became effective on 1st January, 2005, the Company has taken actions to comply with the code provisions of the CGP Code. The Company considers that it has complied with the code provisions of the CGP Code, except that the roles of the chairman and the chief executive officer of the Company have not been separate under code provision A.2.1 of the CGP Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in the property business, shall continue in his dual capacity as the Chairman and Managing Director.

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Having made specific enquiry, the Company confirms that all Directors have complied with the required standard as set out in the Model Code.

On behalf of the Board

Lee Shau Kee
Chairman

Hong Kong, 28th September, 2005

Citygate, Tung Chung
Total G.F.A.: Approx. 624,000 sq.ft.; 20% owned by the Group.
Forming as a part of the Tung Chung Station Development (Package One), this shopping centre and office building of the Group is situated in the Tung Chung new town near the Hong Kong International Airport, providing commercial and recreational convenience to residents there.



	2001	2002	2003	2004 restated	2005
	HK$M	HK$M	HK$M	HK$M	HK$M
Balance Sheet					
Fixed assets (Notes i and ii)	36,347	38,232	35,263	41,106	**47,830**
Investments and long term receivables (Note ii)	27,406	24,816	23,008	28,073	**30,659**
Properties held for development (Note i)	4,797	5,141	4,519	—	**—**
Deferred expense	—	—	—	81	**—**
Deferred tax assets	—	—	111	209	**236**
Net current assets (Note i)	18,251	15,520	17,836	20,454	**21,354**
Total assets less current liabilities (Note ii)	86,801	83,709	80,737	89,923	**100,079**
Non-current liabilities (excluding deferred tax liabilities)	(16,172)	(13,578)	(13,583)	(14,776)	**(14,236)**
Deferred tax liabilities (Note ii)	—	—	(998)	(3,540)	**(4,679)**
Minority interests (Note ii)	(13,426)	(13,336)	(13,227)	(13,123)	**(14,465)**
	57,203	56,795	52,929	58,484	**66,699**
Share capital	3,444	3,444	3,444	3,629	**3,629**
Reserves (Note ii)	53,759	53,351	49,485	54,855	**63,070**
	57,203	56,795	52,929	58,484	**66,699**
Profit and Loss Account					
Turnover	9,096	6,230	7,667	6,727	**5,833**
Profit from ordinary activities after taxation (Note ii)	5,254	2,697	2,670	7,049	**12,331**
Minority interests (Note ii)	(860)	(544)	(637)	(876)	**(1,477)**
Profit attributable to shareholders (Note ii)	4,394	2,153	2,033	6,173	**10,854**
Per Share Basis	HK$	HK$	HK$	HK$	HK$
Earnings per share (Note ii)	2.55	1.25	1.18	3.46	**5.98**
Dividends per share	1.10	0.80	0.80	0.90	**1.00**
Net asset value per share (at book value) (Note ii)	33.22	32.98	30.73	32.23	**36.76**
Percentages					
Equity to capital employed (Note ii)	65.90%	67.85%	65.56%	65.04%	**66.65%**
Return on capital employed (Note ii)	6.86%	3.78%	4.18%	9.18%	**14.83%**

Notes:

(i) 2004 figures have been reclassified as explained in note 45 on the accounts. Figures for 2003 and prior years have not been reclassified as management consider it would be impracticable to do so.

(ii) 2004 figures have been restated pursuant to the adoption of HKAS 40, HK(SIC) Int 21 and HK Int 1 as explained in note 2 on the accounts. Figures for 2003 and prior years have not been restated as management consider it would be impracticable to do so.

DISTRIBUTION MAP
GROUP'S MAJOR DEVELOPMENT AND INVESTMENT PROJECTS



CHINA
Lo Wu
Lok Ma Chau
Sheung Shui
Fanling
②
Tai Po
NEW TERRITORIES
14
Shatin
Yuen Long
15
The Sherwood
13
Tuen Mun
Tsuen Wan
11 10
12
The Grand Waterfront
KOWLOON
Lai King
Tsing Yi
Kowloon Tong
④
Mong Kok
Hunghom
⑤
Hong Kong International Airport
Tung Chung
Discovery Bay
Mui Wo
LANTAU ISLAND
4 5
2
1
1
6
①
Central
2
3 3
Quarry Bay
International Finance Centre
HONG KONG ISLAND
Chai Wan


Tai Po Town Lot No.161
sea view villas
3
16
Ma On Shan
7
Sai Kung
Tseung Kwan O
8
9
Grand Promenade

Projects Under Development

1. **CentreStage** 108 Hollywood Road, Central
2. **Royal Green - Phase 2** 18 Ching Hiu Road, Sheung Shui
3. Tai Po Town Lot No. 161 - sea view villas, Tai Po
4. 1 Tai Yau Street, San Po Kong
5. 223-231 Wai Yip Street/39 King Yip Street, Kwun Tong

Investment Projects

1. **One International Finance Centre** 1 Harbour View Street, Central
2. **Two International Finance Centre** 8 Finance Street, Central
3. **AIA Tower** 183 Electric Road, North Point
4. **ING Tower** 308-320 Des Voeux Road Central/98-116 Wing Lok Street, Sheung Wan
5. **Golden Centre** 170-188 Des Voeux Road Central, Sheung Wan
6. **248 Queen's Road East** Wanchai
7. **Sunshine City Plaza** 18 On Luk Street, Ma On Shan
8. **Metro City Plaza II** 8 Yan King Road, Tseung Kwan O
9. **Metro City Plaza III** 8 Mau Yip Road, Tseung Kwan O
10. **City Landmark I** 68 Chung On Street, Tsuen Wan
11. **City Landmark II** 145-165 Castle Peak Road, Tsuen Wan
12. **Skyline 2000** 88 Tai Ho Road, Tsuen Wan
13. **The Trend Plaza** Tuen Mun Heung Sze Wui Road
14. **Shatin Plaza** 21-27 Shatin Centre Street, Sha Tin
15. **Citimall** 1 Kau Yuk Road, Yuen Long
16. Tai Po Town Lot No. 161 - sea view villas, Tai Po

Hotels

1. **Four Seasons Hotel and Four Seasons Place** 8 Finance Street, Central
2. **Hotel Miramar** 118-130 Nathan Road, Tsimshatsui
3. **Newton Hotel Hong Kong** 200-218 Electric Road, North Point
4. **Newton Hotel Kowloon** 58-66 Boundary Street, Mongkok

Legend

Urban Area

New Town Area

Existing Lines

MTR

Airport Express

Kowloon-Canton Railway

East Rail/Tsimshatsui Extension

West Rail

Ma On Shan Rail

Light Rail

Cross Harbour Tunnels

Route 3

Under Construction

Lok Ma Chau Spur Line

AsiaWorld-Expo Station

Cable Car

KPMG

TO THE SHAREHOLDERS OF
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 87 to 147 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with Section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30th June, 2005 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, 28th September, 2005

for the year ended 30th June, 2005

	Notes	2005 HK$'000	2004 restated HK$'000
Turnover	3	**5,833,261**	6,727,118
Direct costs		**(2,914,646)**	(4,123,740)
		2,918,615	2,603,378
Other revenue	4	**135,518**	79,518
Other net income	4	**6,450**	158,494
Selling and marketing expenses		**(340,051)**	(411,370)
Administrative expenses		**(626,499)**	(525,295)
Other operating (expenses)/income	5	**(330,199)**	540,094
Profit from operations		**1,763,834**	2,444,819
Increase in fair value of investment properties		**6,753,871**	3,064,202
Finance costs	7(a)	**(209,458)**	(110,846)
Non-operating income	6	**395,495**	9,040
		8,703,742	5,407,215
Share of profits less losses of associates	8	**3,315,331**	1,786,762
Share of profits less losses of jointly controlled entities		**2,713,341**	974,119
Profit from ordinary activities before taxation	7	**14,732,414**	8,168,096
Income tax	9(a)	**(2,401,342)**	(1,118,884)
Profit from ordinary activities after taxation		**12,331,072**	7,049,212
Minority interests		**(1,477,551)**	(875,869)
Profit attributable to shareholders	10 & 35	**10,853,521**	6,173,343
Dividends attributable to the year:	11		
Interim dividend declared during the year		**725,832**	635,103
Final dividend proposed after the balance sheet date		**1,088,748**	998,019
		1,814,580	1,633,122
Earnings per share	12	**HK$ 5.98**	HK$ 3.46

The notes on pages 94 to 147 form part of these accounts.

at 30th June, 2005

	Notes	The Group 2005 HK$'000	The Group 2004 restated HK$'000	The Company 2005 HK$'000	The Company 2004 HK$'000
Non-current assets					
Fixed assets	14	**47,829,906**	41,106,192	—	—
Interest in subsidiaries	15	—	—	**39,136,934**	39,815,950
Interest in associates	16	**15,700,924**	14,248,887	**610,517**	807,393
Interest in jointly controlled entities	17	**13,399,798**	12,019,230	**114,331**	108,142
Investments in securities	18	**417,266**	326,153	—	—
Instalments receivable	19(a)	**1,009,083**	1,347,579	—	—
Deferred expense	20	—	80,780	—	—
Long term receivable	21	**132,863**	131,430	—	—
Deferred tax assets	9(c)	**235,618**	208,675	—	—
		78,725,458	69,468,926	**39,861,782**	40,731,485
Current assets					
Leasehold land		**4,809,790**	3,372,067	—	—
Properties held for/under development for sale	22	**8,845,927**	8,732,924	—	—
Completed properties for sale	23	**5,455,546**	5,584,609	—	—
Inventories	24	**46,783**	47,550	—	—
Investments in securities	18	—	41,096	—	—
Amounts due from customers for contract work	25	**63,001**	25,684	—	—
Deposits for acquisition of properties	26	**1,869,728**	1,266,075	—	—
Loans receivable		**31,636**	78,689	—	—
Debtors, prepayments and deposits	27	**1,336,437**	1,097,048	**35,340**	24,928
Instalments receivable	19(b)	**497,262**	257,880	—	—
Deferred expense	20	**1,825**	—	—	—
Cash held by stakeholders		**55,896**	—	—	—
Pledged bank deposits		**20,205**	20,205	—	—
Cash and cash equivalents	28	**4,335,458**	3,782,850	**336**	291
		27,369,494	24,306,677	**35,676**	25,219
Current liabilities					
Bank loans and overdrafts					
— Secured	29(a)	**93,127**	54,242	—	—
— Unsecured	29(a)	**3,004,237**	1,168,491	—	—
Unsecured other loans	29(b)	—	26,320	—	—
Obligations under finance leases	33	**114**	—	—	—
Guaranteed convertible notes	32	**188,700**	—	—	—
Forward sales deposits received		**356**	356	—	—
Rental and other deposits	30	**403,274**	376,326	—	—
Creditors and accrued expenses	31	**1,727,434**	1,646,771	**89,721**	90,169
Amounts due to customers for contract work	25	**8,245**	34,333	—	—
Current taxation		**590,247**	546,106	—	—
		6,015,734	3,852,945	**89,721**	90,169

at 30th June, 2005

	Notes	The Group 2005 HK$'000	The Group 2004 restated HK$'000	The Company 2005 HK$'000	The Company 2004 HK$'000
Net current assets/(liabilities)		**21,353,760**	20,453,732	**(54,045)**	(64,950)
Total assets less current liabilities		**100,079,218**	89,922,658	**39,807,737**	40,666,535
Non-current liabilities					
Bank loans					
— Secured	29(a)	**135,679**	183,422	**—**	—
— Unsecured	29(a)	**12,778,720**	3,804,376	**—**	—
Unsecured other loans	29(b)	**—**	12,327	**—**	—
Obligations under finance leases	33	**416**	—	**—**	—
Guaranteed convertible notes	32	**—**	5,750,000	**—**	—
Land premium		**—**	17	**—**	—
Amount due to a fellow subsidiary		**1,321,124**	5,025,435	**—**	—
Deferred tax liabilities	9(c)	**4,679,384**	3,540,224	**—**	—
		18,915,323	18,315,801	**—**	—
		81,163,895	71,606,857	**39,807,737**	40,666,535
Minority interests		**14,464,915**	13,122,931	**—**	—
		66,698,980	58,483,926	**39,807,737**	40,666,535
Capital and reserves					
Share capital	34	**3,629,160**	3,629,160	**3,629,160**	3,629,160
Reserves	35	**63,069,820**	54,854,766	**36,178,577**	37,037,375
		66,698,980	58,483,926	**39,807,737**	40,666,535

Approved and authorised for issue by the Board of Directors on 28th September, 2005.

Lee Shau Kee)
Directors
Lee Tat Man)

The notes on pages 94 to 147 form part of these accounts.

for the year ended 30th June, 2005

	Notes	2005 HK$'000	2004 restated HK$'000
Shareholders' equity at 1st July			
— as previously reported		**61,236,456**	52,929,019
— prior period adjustments arising from changes in accounting policies	2 & 35	**(2,752,530)**	(2,222,861)
— as restated, before opening balance adjustment		**58,483,926**	50,706,158
— opening balance adjustment	2 & 35	**(972,173)**	—
— as restated, after opening balance adjustment		**57,511,753**	50,706,158
Surpluses on revaluation of investment properties, net of deferred tax			
— as previously reported			3,643,131
— prior period adjustment arising from changes in accounting policies			(3,643,131)
— as restated			—
Surpluses on revaluation of other properties	35	**57,550**	99,175
Exchange difference on translation of the accounts of a foreign entity	35	**7**	(110)
Net gains not recognised in the profit and loss account		**57,557**	99,065
Net profit for the year			
— as previously reported			3,059,056
— prior period adjustments arising from changes in accounting policies	2		3,114,287
— net profit for the year (2004 — as restated)	35	**10,853,521**	6,173,343
Dividends approved, declared and paid during the year	11	**(1,723,851)**	(1,451,664)
Investment property revaluation deficits realised upon disposal of properties during the year			
— as previously reported			825
— prior period adjustments arising from changes in accounting policies			(825)
— as restated			—
Impairment loss on positive goodwill	35	**—**	2,613
Movements in shareholders' equity arising from capital transactions with shareholders:			
— issue of shares	34	**—**	184,880
— net share premium received	35	**—**	2,769,531
		—	2,954,411
Shareholders' equity at 30th June		**66,698,980**	58,483,926

The notes on pages 94 to 147 form part of these accounts.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 30th June, 2005

	2005 HK$'000	2004 restated HK$'000
Operating activities		
Profit from ordinary activities before taxation	**14,732,414**	8,168,096
Adjustments for:		
Interest income	**(160,686)**	(141,776)
Profit on disposal of fixed assets	**(7,720)**	(73,398)
Profit on disposal of investments in securities	**—**	(61,911)
Provision on property projects	**227,903**	27,633
Provision on property projects written back	**—**	(788,490)
Bad debts written off	**24,737**	109,861
Premium on redemption of guaranteed convertible notes	**(444,904)**	—
Surplus on revaluation of investments in securities	**(25,072)**	(48,901)
Impairment loss/(reversal of impairment loss) in value of investment securities	**10,865**	(119)
Amortisation of goodwill	**63,933**	31,075
Loss on disposal of interest in subsidiaries	**—**	6,396
Impairment loss on positive goodwill	**—**	4,000
Impairment loss on other fixed assets	**—**	435
Increase in fair value of investment properties	**(6,753,871)**	(3,064,202)
Amortisation of deferred expense	**78,955**	19,845
Interest expense	**112,869**	86,503
Finance charges on obligations under finance leases	**14**	4
Amortisation and depreciation	**125,575**	112,789
Dividends from investments in securities	**(35,402)**	(50,880)
(Surplus)/deficit on winding up of an associate	**(349)**	57
Share of profits less losses of associates	**(3,315,331)**	(1,786,762)
Share of profits less losses of jointly controlled entities	**(2,713,341)**	(974,119)
Exchange difference	**20**	(16)
Operating profit before changes in working capital	**1,920,609**	1,576,120
(Increase)/decrease in leasehold land	**(1,378,263)**	52,820
(Increase)/decrease in properties held for/under development for sale	**(30,622)**	717,028
Decrease in completed properties for sale	**119,841**	620,892
Decrease in inventories	**767**	999
(Increase)/decrease in amounts due from customers for contract work	**(37,317)**	140,856
Increase in deposits for acquisition of properties	**(603,653)**	(564,405)
Increase in debtors, prepayments and deposits	**(258,686)**	(51,883)
Decrease in instalments receivable	**89,637**	389,134
Increase in long term receivable	**(1,433)**	—
(Increase)/decrease in cash held by stakeholders	**(55,896)**	69,102
Decrease in forward sales deposits received	**—**	(519,474)
Increase/(decrease) in rental and other deposits	**26,865**	(706)
Increase in creditors and accrued expenses	**73,765**	8,561
(Decrease)/increase in amounts due to customers for contract work	**(26,088)**	34,333
(Decrease)/increase in amount due to a fellow subsidiary	**(3,704,311)**	1,317,602
Decrease in land premium	**(17)**	—
Cash (used in)/generated from operations	**(3,864,802)**	3,790,979

for the year ended 30th June, 2005

	Notes	2005 HK$'000	2004 restated HK$'000
Interest received		**89,703**	101,528
Hong Kong Profits Tax paid		**(195,919)**	(132,991)
Profits Tax paid outside Hong Kong		**(48,108)**	(54,593)
Refund of Hong Kong Profits Tax		**346**	8,047
Net cash (used in)/from operating activities		**(4,018,780)**	3,712,970
Investing activities			
Net cash paid from disposal of subsidiaries	(a)	**—**	(58)
Proceeds from disposal of fixed assets		**76,277**	27,867
Additions to fixed assets		**(1,152,777)**	(130,448)
Additional investments in associates		**(23,668)**	—
Repayment from associates		**307,981**	529,082
Repayment from/(advance to) jointly controlled entities		**882,867**	(5,209,751)
Purchase of investments in securities		**(77,161)**	—
Proceeds from redemption of held-to-maturity securities		**40,794**	164,522
Proceeds from disposal of investments in securities		**—**	639,266
Proceeds from disposal of subsidaries		**19**	—
Acquisition of subsidiaries	(b)	**(74,078)**	(23,056)
Purchase of additional shares in a subsidiary		**(50,904)**	(55,791)
Interest received		**71,609**	47,730
Repayment of loans receivable		**47,053**	489,921
Dividends received from associates		**946,967**	898,046
Dividends received from jointly controlled entities		**15,618**	19,526
Dividends received from investments in securities		**35,402**	50,880
Net cash from/(used in) investing activities		**1,045,999**	(2,552,264)
Financing activities			
Issue of shares to minority shareholders		**—**	6,340
Contributions from/(repayment to) minority shareholders		**160,035**	(180,727)
Dividends paid		**(1,723,851)**	(1,451,664)
Dividends paid to minority shareholders		**(275,554)**	(252,486)
Interest paid		**(281,345)**	(283,061)
Finance charges on obligations under finance leases paid		**(14)**	(4)
New bank loans		**13,963,653**	4,416,213
Repayment of capital element of obligations under finance leases		**(71)**	(47)
Repayment of other loans		**(38,647)**	—
Repayment of bank loans		**(3,037,571)**	(10,675,817)
Proceeds from issuance of new shares		**—**	2,954,475
Expenses paid in connection with the issue of new shares		**—**	(64)
Proceeds from issuance of guaranteed convertible notes		**—**	5,750,000
Redemption of guaranteed convertible notes		**(5,116,396)**	—
Expense paid in connection with the issue of guaranteed convertible notes		**—**	(100,625)
Net cash from financing activities		**3,650,239**	182,533
Increase in cash and cash equivalents		**677,458**	1,343,239
Cash and cash equivalents at 1st July		**3,553,715**	2,210,476
Cash and cash equivalents at 30th June	28	**4,231,173**	3,553,715

The notes on pages 94 to 147 form part of these accounts.

for the year ended 30th June, 2005

Notes to the Consolidated Cash Flow Statement

	2005 HK$'000	2004 HK$'000
(a) Disposal of subsidiaries		
Net assets disposed of:		
Fixed assets	—	4,704
Debtors, prepayments and deposits	—	2,232
Cash and cash equivalents	—	58
Creditors and accrued expenses	—	(6,974)
Minority interests	—	(1)
Total consideration	—	19
Satisfied by:		
Other receivable	—	19
Net cash outflow arising on disposal:		
Cash and cash equivalents disposed of	—	(58)
(b) Acquisition of subsidiaries		
Net assets acquired:		
Fixed assets	**10,446**	—
Leasehold land	**59,460**	—
Properties held for/under development for sale	**4,418**	23,056
Debtors, prepayments and deposits	**43**	—
Rental and other deposits	**(83)**	—
Current taxation	**(85)**	—
Creditors and accrued expenses	**(21)**	—
Total consideration	**74,178**	23,056
Satisfied by:		
Cash paid	**74,078**	23,056
Creditors and accrued expenses	**100**	—
	74,178	23,056
Net cash outflow of cash and cash equivalents in respect of the acquisition of subsidiaries:		
Cash consideration paid	**(74,078)**	(23,056)

1 PRINCIPAL ACCOUNTING POLICIES

(a) Statement of compliance

These accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which include all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("SEHK"). A summary of the principal accounting policies adopted by the Group is set out below.

(b) Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of investment and hotel properties, and the marking to market of certain investments in securities as explained in the accounting policies set out below.

(c) Subsidiaries

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated accounts, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the consolidated profit and loss account as they arise.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised profits, but only to the extent that there is no evidence of impairment.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet separately from liabilities and the shareholders' equity. Minority interests in the results of the Group for the year are also separately presented in the consolidated profit and loss account.

Where losses attributable to the minority exceed the minority interest in the net assets of a subsidiary, the excess, and any further losses attributable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. All subsequent profits of the subsidiary are allocated to the Group until the minority's share of losses previously absorbed by the Group has been recovered.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1(k)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company, in which case, it is stated at fair value with changes in fair value recognised in the profit and loss account as they arise.

1 PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(d) Associates and jointly controlled entities

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activity of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of the net assets of the associate or the jointly controlled entity, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor or venturer, in which case it is stated at fair value with changes in fair value recognised in the consolidated profit and loss account as they arise. The consolidated profit and loss account reflects the Group's share of the post-acquisition results of the associates and jointly controlled entities for the year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 1(e). When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

Unrealised profits and losses resulting from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group's interest in the associate or jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the consolidated profit and loss account.

On disposal of an associate or a jointly controlled entity during the year, the attributable amount of capital reserve is included in the calculation of the profit or loss on disposal.

In the Company's balance sheet, its investments in associates and jointly controlled entities are stated at cost less impairment losses (see note 1(k)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor or venturer, in which case, it is stated at fair value with changes in fair value recognised in the profit and loss account as they arise.

(e) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of controlled subsidiaries:

— for acquisitions before 1st July, 2001, positive goodwill is written off on acquisition; and

— for acquisitions on or after 1st July, 2001, positive goodwill is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life. Positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses (see note 1(k)).

In respect of acquisitions of associates and jointly controlled entities, positive goodwill is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life. The cost of positive goodwill less any accumulated amortisation and any impairment losses (see note 1(k)) is included in the carrying amount of the interests in associates or jointly controlled entities.

1 PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(e) Goodwill *(cont'd)*

Negative goodwill arising on acquisitions of controlled subsidiaries, associates and jointly controlled entities represents the excess of the Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. Negative goodwill is accounted for as follows:

— for acquisitions before 1st July, 2001, negative goodwill is credited to a capital reserve; and

— for acquisitions on or after 1st July, 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of non-monetary assets acquired, is recognised in the consolidated profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable/amortisable or when the underlying non-monetary assets are disposed. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated profit and loss account.

In respect of any negative goodwill not yet recognised in the consolidated profit and loss account:

— for controlled subsidiaries, such negative goodwill is shown in the consolidated balance sheet as a deduction from assets in the same balance sheet classification as positive goodwill or as a deduction from its underlying assets; and

— for associates and jointly controlled entities, such negative goodwill is included in the carrying amount of the interests in associates or jointly controlled entities.

On disposal of a controlled subsidiary, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill not previously amortised through the consolidated profit and loss account or which has previously been dealt with as a movement on Group reserves is included in the calculation of the profit or loss on disposal.

(f) Investments in securities

The Group's policies for investments in securities other than investments in subsidiaries, associates and jointly controlled entities are as follows: —

(i) Dated debt securities that the Group has the ability and intention to hold to maturity are classified as held-to-maturity securities. Held-to-maturity securities are stated in the balance sheet at amortised cost less any provisions for diminution in value. Provisions are made when carrying amounts are not expected to be fully recovered and are recognised as an expense in the profit and loss account, such provisions being determined for each investment individually.

(ii) Investments held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the balance sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognised as an expense in the profit and loss account, such provisions being determined for each investment individually.

(iii) Provisions against the carrying value of held-to-maturity securities and investment securities are written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(iv) All other securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the profit and loss account as they arise.

(v) Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the profit and loss account as they arise.

1 **PRINCIPAL ACCOUNTING POLICIES** *(cont'd)*

(g) Valuation of properties

(i) Investment properties are those which are held either to earn rental income or for capital appreciation or for both. Investment properties are stated at fair value. A qualified valuer of the Group or external qualified valuers, having appropriate recognised professional qualifications and recent experience in the location and category of property being valued, value the properties at each balance sheet date. The fair value are based on market values, being the estimated amount for which a property could be exchanged on the date of valuation between knowledgeable, willing parties in an arm's length transaction. Any gain or loss arising from a change in fair value is recognised in the profit and loss account.

The valuations are prepared by reference to comparable market transactions and where appropriate considering the aggregate of the net annual rents receivable from the properties and where relevant, associated costs. A yield which reflects the specific risks inherent in the net cash flows is then applied to the net annual rentals to arrive at the property valuation.

Valuations reflect, where appropriate, the type of tenants actually in occupation or responsible for meeting lease commitments or likely to be in occupation after letting of vacant accomodation and the market's general perception of their credit-worthiness; the allocation of maintenance and insurance responsibilities between lessor and lessee; and the remaining economic life of the property. It has been assumed that whenever rent reviews or lease renewals are pending with anticipated reversionary increases, all notices and where appropriate counter notices have been served validly and within the appropriate time.

A property interest under an operating lease is classified and accounted for as an investment property on a property-by-property basis when the Group holds it to earn rentals or for capital appreciation or for both. Any such property interest under an operating lease classified as an investment property is carried at fair value.

(ii) Hotel properties are stated at their open market value based on an annual professional valuation.

(iii) Other land and buildings are stated at cost less accumulated depreciation (see note 1(i)) and impairment losses (see note 1(k)).

(iv) Completed properties for sale remaining unsold at the year end are valued at the lower of cost and net realisable value. Cost is determined by apportionment of the total land and development costs attributable to unsold properties. Net realisable value is determined by reference to management estimates based on prevailing market conditions.

(v) Properties that is being constructed or developed for future use as investment property is classified as investment property under development and stated at specifically identified cost, including borrowing costs capitalised, aggregate cost of development, materials and supplies, wages and other direct expenses, less any impairment losses (see note 1(k)).

(vi) Properties held for development for investment are stated at fair value with any changes in fair values recognised in the profit and loss account.

(vii) Properties held for and under development for sale are stated at specifically identified cost, including borrowing costs capitalised, aggregate cost of development, materials and supplies, wages and other direct expenses, less any impairment losses (see note 1(k)).

(viii) Leasehold land acquired by exchange of land exchange entitlements is stated at cost which represents the cost of land exchange entitlements surrendered, and the premium, if any, payable to the Government of the Hong Kong Special Administrative Region less impairment losses (see note 1(k)), where appropriate.

(ix) Other leasehold land is stated at cost less impairment losses (see note 1(k)), where appropriate.

1 **PRINCIPAL ACCOUNTING POLICIES** *(cont'd)*

(g) Valuation of properties *(cont'd)*

(x) Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

(xi) Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal. On disposal of a fixed asset, any related valuation surplus previously taken to the revaluation reserve is also transferred to retained profits.

(h) Leased assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost of the assets in equal annual amounts over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in note 1(i). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(k). Finance charges implicit in the lease payments are charged to the profit and loss account over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(ii) Assets held for use in operating leases

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in note 1(i). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(k). Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies, as set out in note 1(r)(ii).

(iii) Operating lease charges

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the profit and loss account as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the profit and loss account in the accounting period in which they are incurred.

1 **PRINCIPAL ACCOUNTING POLICIES** *(cont'd)*

(i) Amortisation and depreciation of fixed assets

(i) Investment properties, investment properties under development and properties held for development for investment

No depreciation is provided in respect of investment properties, investment properties under development and properties held for development for investment.

(ii) Hotel properties

No depreciation is provided on hotel properties held on lease of more than 20 years. The directors consider that the value of the hotels do not diminish, due to the fact that hotels are maintained in a continuous state of proper repair and improvements thereto from time to time.

(iii) Other land and buildings

Leasehold land is amortised, using the straight-line method, over the unexpired terms of the leases.

Buildings are depreciated on a straight-line basis over the remaining terms of the respective leases or 40 years if shorter.

(iv) Other fixed assets

Other fixed assets are stated at cost, less accumulated depreciation and impairment losses (see note 1(k)). Depreciation is provided on a straight-line basis over their estimated useful lives at the following rates per annum: —

Leasehold improvements, furniture and fixtures	—	20%
Toll highway operation rights and bridges	—	over the operating periods
Others	—	10% to 50%

(j) Deferred expense

Deferred expense comprises arrangement fee incurred in relation to the issue of guaranteed convertible notes and is amortised on a straight-line basis over the period from the date of issue of such convertible notes to the date of maturity. In the event that the notes are redeemed prior to the maturity date, the unamortised expenses are charged immediately to the profit and loss account.

1 **PRINCIPAL ACCOUNTING POLICIES** *(cont'd)*

(k) Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

— fixed assets (other than properties carried at revalued amounts);

— investments in subsidiaries, associates and jointly controlled entities (except for those accounted for at fair value under notes 1(c) and (d));

— positive goodwill;

— investment properties under development;

— properties held for and under development for sale; and

— leasehold land.

If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised in the profit and loss account whenever the carrying amount of such an asset exceeds its recoverable amount.

(i) Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently.

(ii) Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

(l) Construction contracts

The accounting policy for contract revenue is set out in note 1(r)(iv). When the outcome of a construction contract can be estimated reliably, contract costs are recognised as an expense by reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

Construction contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognised profits less recognised losses and progress billings, and are presented in the balance sheet as "Amounts due from customers for contract work" as an asset or "Amounts due to customers for contract work" as a liability.

1 **PRINCIPAL ACCOUNTING POLICIES** *(cont'd)*

(m) Cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(n) Guaranteed convertible notes

Guaranteed convertible notes issued are stated in the balance sheet at their principal value.

(o) Employee benefits

(i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Contributions to the defined contribution retirement scheme and the Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance are recognised as an expense in the profit and loss account as incurred.

(iii) When the Group grants employees options to acquire shares of the subsidiaries at nil consideration, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(iv) Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(p) Income tax

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the profit and loss account except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

1 **PRINCIPAL ACCOUNTING POLICIES** *(cont'd)*

(p) Income tax *(cont'd)*

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, negative goodwill treated as deferred income, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

— in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

— in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

    — the same taxable entity; or

    — different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(q) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Company or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

1 **PRINCIPAL ACCOUNTING POLICIES** *(cont'd)*

(r) Recognition of revenue

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit and loss account as follows: —

(i) Sale of properties

Revenue arising from the development of properties for sale together with the interest earned on the instalment sales of properties are recognised upon the sale of properties or the issue of an occupation permit or a completion certificate by the relevant government authorities, whichever is the later. Deposits and instalments received on properties sold prior to the date of revenue recognition are included in the balance sheet under forward sales deposits received.

(ii) Rental income from operating leases

Rental income receivable under operating leases is recognised in the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognised in the profit and loss account as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(iii) Interest income

Interest income earned on loans and advances to customers and from bank deposits is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

(iv) Income from construction contracts

When the outcome of the construction contract can be estimated reliably:

— revenue from a fixed price contract is recognised using the percentage of completion method, measured by reference to the percentage of contract costs incurred to date to estimated total contract costs for the contract; and

— revenue from a cost plus contract is recognised by reference to the recoverable costs incurred during the period plus the fee earned, measured by the proportion that costs incurred to date bear to the estimated total costs of the contract.

When the outcome of a construction contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

(v) Toll fee income

Toll fee income is recognised on a cash receipt basis.

(vi) Hotel operation

Income from hotel operation is recognised when services are provided.

(vii) Sale of goods

Sale of goods from department store operation is recognised when goods are delivered which is taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership.

1 PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(s) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the profit and loss account.

The results of foreign enterprises are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

On disposal of a foreign enterprise, the cumulative amount of the exchange differences which relate to that foreign enterprise is included in the calculation of the profit or loss on disposal.

(t) Borrowing costs

Borrowing costs are expensed in the profit and loss account in the year in which they are incurred, except to the extent that they are capitalised as being directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for their intended use or sale.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditures for the assets are being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

(u) Related parties

For the purpose of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence.

(v) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these accounts.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include inventories, trade receivables and fixed assets. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, corporate and financing expenses, taxation and minority interests.

1 PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(w) Recently issued accounting standards

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005 except for Hong Kong Financial Reporting Standard 3 "Business combinations" which is applicable to business combinations with agreement date on or after 1st January, 2005. The new HKFRSs would therefore be effective for the Group's accounts for the year ending 30th June, 2006.

The Group has early adopted Hong Kong Accounting Standard 40 "Investment property" ("HKAS 40") and HK(SIC) Interpretation 21 "Income taxes — recovery of revalued non-depreciable assets" ("HK(SIC) Int 21") issued by the HKICPA in the preparation of the accounts for the year ended 30th June, 2005. Details of the changes in accounting policies are set out in note 2 below.

The Group has not early adopted any other new HKFRSs in the accounts for the year ended 30th June, 2005 but has commenced an assessment of the impact of these new HKFRSs and has so far concluded that the adoption of the HK Interpretation 2 "The appropriate policies for hotel properties" ("HK Int 2"), Hong Kong Accounting Standard 17 "Leases" ("HKAS 17"), Hong Kong Accounting Standard 36 "Impairment of assets" ("HKAS 36") and Hong Kong Financial Reporting Standard 3 "Business combinations ("HKFRS 3") would have the following impact on its result of operations and financial position:

(i) Hotel properties (HK Int 2, The appropriate policies for hotel properties)

In prior years, the Group's hotel properties were stated at their open market value based on an annual professional valuation and no deprecation is provided on hotel properties held on lease of more than 20 years as they are maintained in a continuous state of proper repair and improvements thereto from time to time.

Following the adoption of HK Int 2, all owner-operated hotel properties are stated at cost less accumulated depreciation and impairment losses.

(ii) Leasehold land and buildings held for own use (HKAS 17, Leases)

In prior years, leasehold land and buildings were stated at cost less accumulated depreciation and impairment losses.

Following the adoption of HKAS 17, the Group's leasehold interest in the land held for own use is accounted for as being held under an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be separately identified from the fair value of the leasehold interest in the land at the time the lease was first entered into by the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later. If these two elements cannot be allocated reliably, the entire lease is classified as a finance lease and carried at cost less accumulated depreciation and impairment losses.

Land premiums paid for acquiring of the land leases, or other lease payments, are amortised on a straight-line basis over the lease term. Any buildings held for own use which are situated on such land leases continued to be stated at cost less accumulated depreciation and impairment losses.

Had this revised accounting standard been adopted for the year ended 30th June, 2005, the leasehold interest in the land previously included in "Other land and buildings" would be shown separately as "Leasehold land" with comparative amounts restated. There is no significant impact on the Group's profit attributable to shareholders and net assets as a result of the adoption of this new policy.

1 **PRINCIPAL ACCOUNTING POLICIES** *(cont'd)*

(w) Recently issued accounting standards *(cont'd)*

(iii) Leasehold land held for redevelopment for sale (HKAS 17, Leases)

In prior years, leasehold land held for redevelopment for sale was stated at cost less impairment losses.

Following the adoption of HKAS 17, land premiums paid for acquiring of the land leases, or other lease payments, are amortised on a straight-line basis over the lease term. If the property is in the course of development or re-development, the amortisation charge is included as part of the costs of the property under development. In all other cases, the amortisation charge for the period is recognised in the profit and loss account immediately.

(iv) Amortisation of positive and negative goodwill (HKFRS 3, Business combinations and HKAS 36, Impairment of assets)

In prior years:

— positive or negative goodwill which arose prior to 1st July, 2001 was taken directly to reserves at the time it arose, and was not recognised in the consolidated profit and loss account until disposal or impairment of the acquired business;

— positive goodwill which arose on or after 1st July, 2001 was amortised on a straight-line basis over its estimated useful life and was subject to impairment testing when there were indications of impairment; and

— negative goodwill which arose on or after 1st July, 2001 was amortised over the weighted average useful life of the depreciable/amortised non-monetary assets acquired or when the underlying non-monetary assets are disposed, except to the extent it related to identified expected future losses as at the date of acquisition. In such cases, it was recognised in the consolidated profit and loss account as those expected losses were incurred.

Following the adoption of HKFRS 3 and HKAS 36, the Group no longer amortises positive goodwill. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

Also, in accordance with HKFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognised immediately in the consolidated profit and loss account as it arises. Previously recognised negative goodwill as of 1st July, 2005 will be derecognised, with a corresponding adjustment to the opening balance of retained profits.

The new policy in respect of positive goodwill will be applied prospectively in accordance with the transitional arrangements under HKFRS 3. As a result, comparative amounts will not be restated, the cumulative amount of amortisation as of 1st July, 2005 will be offset against the cost of the goodwill and no amortisation charge for goodwill will be recognised in the consolidated profit and loss account for the year ending 30th June, 2006.

Also, in accordance with the transitional arrangements under HKFRS 3, goodwill which had previously been taken directly to reserve (i.e. goodwill which arose before 1st July, 2001) will not be recognised in the consolidated profit and loss account on disposal or impairment of the acquired business, or under any other circumstances.

The Group will be continuing its assessment of the impact of the other new HKFRSs and other significant changes may be identified as result.

2 CHANGES IN ACCOUNTING POLICIES

(a) Investment properties (HKAS 40, Investment property, and HK(SIC) Int 21, Income taxes — recovery of revalued non-depreciable assets)

Changes in accounting policies relating to investment properties are as follows:

(i) Timing of recognition of movements in fair value in the profit and loss account

In prior years, movements in the fair value of the Group's investment properties were recognised directly in the property revaluation reserve except when, on a portfolio basis, the reserve was insufficient to cover a deficit on a portfolio basis, or when a deficit previously recognised in the profit and loss account had reversed, or when an individual investment property was disposed of. In these limited circumstances movements in the fair value were recognised in the profit and loss account.

In addition, in prior years, land which the Group held for development for investment or an undetermined future purpose was stated at cost less impairment losses.

Following the early adoption of HKAS 40 as from 1st July, 2004:

— changes in the fair value of investment properties are recognised directly in the profit and loss account in accordance with the fair value model in HKAS 40.

This change in accounting policy has been adopted retrospectively. As a result of the adoption of this new policy, the opening balance of retained profits as of 1st July, 2004 has increased by HK$11,520,049,000 (2003 — HK$7,876,093,000) to include all of the Group's previous property revaluation reserve relating to investment properties. In addition, the Group's profit attributable to shareholders for the year ended 30th June, 2005 has increased by HK$7,327,127,000 (2004 — HK$3,643,956,000). There is no impact on the Group's net assets as at the years end as a result of the adoption of this new policy.

— land held for development for investment or an undetermined future purpose is recognised as "investment property" and movements in the fair value of these properties are now recognised directly in the profit and loss account as they arise in accordance with the fair value model in HKAS 40.

This change was adopted by reducing the opening balance of retained profits as of 1st July, 2004 by HK$937,193,000. In addition, the Group's profit attributable to shareholders for the year ended 30th June, 2005 has increased by HK$434,164,000. Comparative amounts have not been restated as permitted under the transitional provisions of HKAS 40.

2 CHANGES IN ACCOUNTING POLICIES *(cont'd)*

(a) Investment properties (HKAS 40, Investment property, and HK(SIC) Int 21, Income taxes — recovery of revalued non-depreciable assets) *(cont'd)*

(ii) Measurement of deferred tax on movements in fair value

In prior years, the Group was required to apply the tax rate that would be applicable to the sale of investment properties to determine whether any amounts of deferred tax should be recognised on the revaluation of investment properties. As there would have been no tax payable on the disposal of the Group's investment properties located in Hong Kong, no deferred tax was provided in prior years.

As from 1st July, 2004, in accordance with HK(SIC) Int 21, the Group recognises deferred tax on movements in the value of an investment property using tax rate that is applicable to the property's use, if the Group has no intention to sell it and the property would have been depreciable had the Group not adopted the fair value model.

This change in accounting policy has been adopted retrospectively. As a result of the early adoption of this new policy, the opening balance of retained profits as of 1st July, 2004 has reduced by HK$2,723,329,000 (2003 — HK$2,190,384,000) and deferred tax liabilities has increased by HK$2,475,365,000 (2003 — HK$2,054,574,000). In addition, the Group's taxation expense and profit attributable to shareholders for the year ended 30th June, 2005 has increased by HK$1,352,785,000 (2004 — HK$603,355,000) and decreased by HK$1,214,876,000 (2004 — HK$532,945,000) respectively.

Regarding the land held for development for investment, this change in accounting policy was adopted by reducing the opening balance of retained profits as of 1st July, 2004 by HK$34,980,000 and increasing deferred tax liabilities by the same amount. In addition, the Group's taxation expense and profit attributable to shareholders for the year ended 30th June, 2005 has increased by HK$72,564,000 and decreased by HK$67,677,000 respectively.

(b) Infrastructure facilities (HK Interpretation 1, The appropriate policies for infrastructure facilities ("HK Int 1"))

In prior years, amortisation of toll highway operation rights and depreciation of bridges are provided for on the basis of calculation whereby annual amortisation and depreciation amounts compounded at a fixed rate per annum will be equal to the costs of the relevant toll highway operation rights and bridges at the expiry of the relevant operating periods.

Following the adoption of HK Int 1 as from 1st July, 2004, the Group adopted a new policy for amortisation and depreciation of infrastructure facilities, such that the amortisation of toll highway operation rights and depreciation of bridges of the Group are provided on a straight-line basis.

The new accounting policy has been adopted retrospectively. As a result of the adoption of this new policy, the opening balance of retained profits as of 1st July, 2004 has reduced by HK$29,201,000 (2003 — HK$32,477,000) and the balances of the Group's other fixed assets, minority interests and deferred tax liabilities at 30th June, 2004 have decreased by HK$100,846,000, HK$48,562,000 and HK$23,083,000 respectively. In addition, the Group's profit attributable to shareholders for the year ended 30th June, 2005 has decreased by HK$5,790,000 (2004 — increased by HK$3,276,000).

2 CHANGES IN ACCOUNTING POLICIES *(cont'd)*

(c) Summary of the effect of changes in the accounting policies

The following table sets out the adjustments that have been made as a result of the adoption of new accounting policies for the year:

	Opening balance of retained profits		Opening balance of property revaluation reserves		Profit attributable to shareholders	
	2005	2004	**2005**	2004	**2005**	2004
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Effect of new policy increase/(decrease)						
Prior period adjustments:						
HKAS 40						
Investment properties	**8,796,720**	5,685,709	**(11,520,049)**	(7,876,093)	**6,112,251**	3,111,011
Leasehold land held for development for investment or an undetermined future purpose (note 2(a))	—	—	—	—	**366,487**	—
HK Int 1						
Infrastructure facilities (note 2(b))	**(29,201)**	(32,477)	—	—	**(5,790)**	3,276
	8,767,519	5,653,232	**(11,520,049)**	(7,876,093)	**6,472,948**	3,114,287
Opening balance adjustments:						
HKAS 40						
Leasehold land held for development for investment or an undetermined future purpose (note 2(a))	**(972,173)**	—	—	—	—	—
Total effect	**7,795,346**	5,653,232	**(11,520,049)**	(7,876,093)	**6,472,948**	3,114,287

3 TURNOVER

The principal activity of the Company is investment holding and the principal activities of its subsidiaries are property development and investment, finance, building construction, infrastructure, hotel operation, department store operation, project management, investment holding and property management.

Turnover of the Group represents proceeds from the sale of properties, rental and interest income, income from construction contracts earned from third parties, income of infrastructure business, income from hotel operation, proceeds from department store operation, and others including management and sales commission, dividends from investments in securities and property management and security services income.

The major items are analysed as follows: —

	The Group	
	2005	2004
	HK$'000	HK$'000
Sale of properties	**1,884,793**	2,837,148
Rental income	**2,096,940**	2,017,239
Interest income	**90,151**	102,018
Building construction	**639,608**	781,457
Infrastructure	**235,524**	238,748
Hotel operation	**120,309**	116,272
Department store operation	**134,348**	122,904
Others	**631,588**	511,332
	5,833,261	6,727,118

4 OTHER REVENUE AND OTHER NET INCOME

	The Group	
	2005	2004 restated
	HK$'000	HK$'000
Other revenue: —		
Interest income	**70,535**	39,758
Others	**64,983**	39,760
	135,518	79,518
Other net income: —		
Profit/(loss) on disposal of other fixed assets	**7,720**	(30,934)
Profit on disposal of toll bridges	**—**	104,332
Profit on disposal of investments in securities	**—**	61,911
Others	**(1,270)**	23,185
	6,450	158,494

5 OTHER OPERATING (EXPENSES)/INCOME

	The Group 2005 HK$'000	2004 HK$'000
Provision on property projects	**(227,903)**	(27,633)
Provision on property projects written back	**—**	788,490
Bad debts written off	**(24,737)**	(109,861)
Others	**(77,559)**	(110,902)
	(330,199)	540,094

6 NON-OPERATING INCOME

	The Group 2005 HK$'000	2004 restated HK$'000
Premium on redemption of guaranteed convertible notes	**444,904**	—
Surplus on revaluation of investments in securities	**25,072**	48,901
(Impairment loss)/reversal of impairment loss in value of investment securities	**(10,865)**	119
Amortisation of goodwill	**(63,933)**	(31,075)
Loss on disposal of interest in subsidiaries	**—**	(6,396)
Impairment loss on positive goodwill	**—**	(4,000)
Impairment loss on other fixed assets	**—**	(435)
Others	**317**	1,926
	395,495	9,040

7 PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

The consolidated profit from ordinary activities before taxation for the year is arrived at after charging/(crediting): —

(a) Finance costs:

	The Group 2005 HK$'000	2004 HK$'000
Bank interest	**193,832**	194,454
Interest on loans wholly repayable within five years	**93,616**	54,667
Finance charges on obligations under finance leases	**14**	4
Other borrowing costs	**115,227**	56,864
	402,689	305,989
Less: Amount capitalised *		
— interest	**(174,579)**	(162,618)
— other borrowing costs	**(18,652)**	(32,525)
	209,458	110,846

* The borrowing costs have been capitalised at rates ranging from 1.75% to 2.04% (2004 - from 1.68% to 1.74%) per annum.

7 PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION *(cont'd)*

(b) Items other than those separately disclosed in notes 3 to 7(a): —

	The Group 2005 HK$'000	2004 restated HK$'000
Amortisation and depreciation		
— owned assets	**125,556**	113,232
— assets held under finance leases	**77**	—
	125,633	113,232
Less: Amount capitalised	**(58)**	(443)
	125,575	112,789
Staff costs — including retirement costs of HK$33,345,000 (2004 — HK$32,292,000)	**854,703**	756,373
Less: Amount capitalised (including retirement costs of HK$823,000 (2004 — HK$776,000))	**(30,480)**	(20,521)
	824,223	735,852
Cost of sales		
— completed properties for sale	**1,210,377**	2,237,049
— inventories	**136,817**	149,616
Amortisation of deferred expense	**78,955**	19,845
Auditors' remuneration	**13,869**	10,494
Rentals receivable from investment properties net of outgoings of HK$633,726,000 (2004 — HK$679,466,000)*	**(1,047,005)**	(958,532)
Other rental income less outgoings	**(267,876)**	(240,662)
Dividends from investments in securities		
— listed	**(5,436)**	(11,032)
— unlisted	**(29,966)**	(39,848)

* Included contingent rental income of HK$132,142,000 (2004 — HK$105,867,000)

8 SHARE OF PROFITS LESS LOSSES OF ASSOCIATES

	The Group 2005 HK$'000	2004 restated HK$'000
Listed associates	**2,666,158**	1,698,356
Unlisted associates	**649,173**	88,406
	3,315,331	1,786,762

9 INCOME TAX

(a) Income tax in the consolidated profit and loss account represents: —

	The Group 2005 HK$'000	2004 restated HK$'000
Current tax — Provision for Hong Kong Profits Tax		
Tax for the year	**262,848**	193,797
(Over)/under-provision in respect of prior years	**(8,272)**	979
	254,576	194,776
Current tax — Provision for taxation outside Hong Kong		
Tax for the year	**28,511**	26,492
Under/(over)-provision in respect of prior years	**4,650**	(162)
	33,161	26,330
Deferred tax		
Origination and reversal of temporary differences	**1,077,237**	410,467
Share of associates' taxation	**573,773**	324,357
Share of jointly controlled entities' taxation	**462,595**	162,954
	2,401,342	1,118,884

Provision for Hong Kong Profits Tax has been made at 17.5% on the estimated assessable profits for the year.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the year on the estimated assessable profits arising in the relevant foreign tax jurisdictions during the year.

(b) Reconciliation between tax expense and accounting profit at applicable tax rates: —

	2005 HK$'000	2004 restated HK$'000
Profit from ordinary activities before taxation	**14,732,414**	8,168,096
Notional tax on profit from ordinary activities before taxation, calculated at the rates applicable to profits in the countries concerned	**2,507,823**	1,437,794
Tax effect of non-deductible expenses	**80,353**	55,136
Tax effect of non-taxable revenue	**(175,824)**	(246,705)
Tax effect of current year's tax losses not recognised	**53,259**	47,511
Tax effect of prior year's tax losses utilised	**(29,669)**	(64,527)
Tax effect of unused tax losses not recognised in prior years but recognised in the current year	**(30,978)**	(114,364)
Tax effect of temporary differences not recognised	**—**	3,222
(Over)/under-provision in prior years	**(3,622)**	817
Actual tax expense	**2,401,342**	1,118,884

9 INCOME TAX *(cont'd)*

(c) Deferred tax assets and liabilities recognised: —

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

Deferred tax arising from:

	Depreciation allowances in excess of related depreciation HK$'000	Revaluation of properties HK$'000	Elimination and capitalisation of expenses HK$'000	Fair value adjustment on business combination HK$'000	Gain on disposal of property, plant and equipment HK$'000	Tax losses HK$'000	Total HK$'000
At 1st July, 2003							
— as previously reported	404,464	32,000	370,361	166,800	—	(87,432)	886,193
— prior period adjustment	(13,805)	2,168,060	(62,187)	—	—	(57,179)	2,034,889
— as restated	390,659	2,200,060	308,174	166,800	—	(144,611)	2,921,082
Charged/(credited) to profit and loss account	72,393	414,565	(14,868)	—	15,212	(76,835)	410,467
At 30th June, 2004 (restated)	463,052	2,614,625	293,306	166,800	15,212	(221,446)	3,331,549
At 1st July, 2004							
— as previously reported	**473,554**	**32,000**	**353,493**	**166,800**	**15,212**	**(161,792)**	**879,267**
— prior period adjustment	**(10,502)**	**2,582,625**	**(60,187)**	**—**	**—**	**(59,654)**	**2,452,282**
— as restated	**463,052**	**2,614,625**	**293,306**	**166,800**	**15,212**	**(221,446)**	**3,331,549**
Opening balance adjustment	**—**	**38,452**	—	—	—	**(3,472)**	**34,980**
Charged/(credited) to profit and loss account	**69,501**	**1,097,788**	**(38,440)**	**820**	**(625)**	**(51,807)**	**1,077,237**
At 30th June, 2005	**532,553**	**3,750,865**	**254,866**	**167,620**	**14,587**	**(276,725)**	**4,443,766**

	The Group 2005 HK$'000	The Group 2004 restated HK$'000
Net deferred tax assets recognised in the consolidated balance sheet	**(235,618)**	(208,675)
Net deferred tax liabilities recognised in the consolidated balance sheet	**4,679,384**	3,540,224
	4,443,766	3,331,549

9 INCOME TAX *(cont'd)*

(d) Deferred tax assets not recognised: —

Deferred tax assets have not been recognised in respect of the following items: —

	2005		2004	
	Deductible temporary differences/ tax losses	**Deferred tax asset**	Deductible temporary differences/ tax losses restated	Deferred tax asset restated
	HK$'000	HK$'000	HK$'000	HK$'000
Deductible temporary differences	**105,312**	**18,430**	208,498	36,487
Future benefits of tax losses				
— Hong Kong (note (a))				
— Assessed by the Inland Revenue Department	**1,025,928**	**179,537**	1,115,378	195,191
— Not yet assessed by the Inland Revenue Department	**1,641,810**	**287,317**	1,974,953	345,617
— Outside Hong Kong (note (b))	**509,480**	**158,660**	443,450	141,750
	3,282,530	**643,944**	3,742,279	719,045

The Group has not recognised deferred tax assets in respect of deductible temporary differences and unused tax losses of certain subsidiaries as it is not probable that sufficient future taxable profits will be available against which the deductible temporary differences and unused tax losses can be utilised.

Notes:

(a) The tax losses do not expire under current tax legislation.

(b) The tax losses can be carried forward to offset against taxable profits of subsequent years for up to five years from the year in which they were incurred.

10 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The consolidated profit attributable to shareholders includes a profit of HK$865,053,000 (2004 — HK$944,607,000) which has been dealt with in the accounts of the Company.

11 DIVIDENDS

(a) Dividends attributable to the year

	2005 HK$'000	2004 HK$'000
Interim dividend declared and paid of HK$0.4 per share (2004 — HK$0.35 per share)	**725,832**	635,103
Final dividend proposed after the balance sheet date of HK$0.6 per share (2004 — HK$0.55 per share)	**1,088,748**	998,019
	1,814,580	1,633,122

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous financial year, approved and paid during the year

	2005 HK$'000	2004 HK$'000
Final dividend in respect of the previous financial year, approved and paid during the year of HK$0.55 per share (2004 — HK$0.45 per share)	**998,019**	816,561

12 EARNINGS PER SHARE

The calculation of earnings per share is based on the profit attributable to shareholders of HK$10,853,521,000 (2004 (restated) — HK$6,173,343,000) and on 1,814,580,000 ordinary shares (2004 — weighted average number of 1,786,544,918 ordinary shares) in issue during the year. Diluted earnings per share for the year is not presented because the existence of outstanding guaranteed convertible notes during the years ended 30th June, 2004 and 2005 has an anti-dilutive effect on the calculation of diluted earnings per share.

13 SEGMENTAL INFORMATION

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments:

The Group comprises the following main business segments:—

Property development	—	development and sale of properties
Property leasing	—	leasing of properties
Finance	—	provision of financing
Building construction	—	construction of building works
Infrastructure	—	investment in infrastructure projects
Hotel operation	—	hotel operations and management
Department store operation	—	department store operations and management
Others	—	investment holding, project management, property management, agency services, provision of cleaning and security guard services and provision of information technology services.

13 SEGMENTAL INFORMATION *(cont'd)*

Business segments: *(cont'd)*

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infrastructure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
For the year ended 30th June, 2005										
Turnover	1,884,793	2,096,940	90,151	639,608	235,524	120,309	134,348	631,588	—	5,833,261
Other revenue (excluding bank interest income)	237	4,274	2,217	37,691	1,907	117	1,244	41,807	—	89,494
External revenue	1,885,030	2,101,214	92,368	677,299	237,431	120,426	135,592	673,395	—	5,922,755
Inter-segment revenue	—	198,261	1,336	377,439	—	—	3	31,428	(608,467)	—
Total revenue	1,885,030	2,299,475	93,704	1,054,738	237,431	120,426	135,595	704,823	(608,467)	5,922,755
Segment results	444,328	1,406,589	90,248	92,045	152,056	4,662	7,755	89,951		2,287,634
Inter-segment transactions	10,660	(87,434)	(1,335)	(25,408)	—	49,848	16,706	17,867		(19,096)
Contribution from operations	454,988	1,319,155	88,913	66,637	152,056	54,510	24,461	107,818		2,268,538
Provision on property projects	(227,903)	—	—	—	—	—	—	—		(227,903)
Bank interest income										46,024
Unallocated operating expenses net of income										(322,825)
Profit from operations										1,763,834
Increase in fair value of investment properties	188,960	6,564,911	—	—	—	—	—	—		6,753,871
Finance costs										(209,458)
Non-operating income										395,495
										8,703,742
Share of profits less losses of associates										3,315,331
Share of profits less losses of jointly controlled entities	1,299,012	1,385,584	12,019	8,276	—	—	—	8,450		2,713,341
Income tax										(2,401,342)
Minority interests										(1,477,551)
Profit attributable to shareholders										10,853,521
Depreciation and amortisation for the year	(680)	(5,843)	—	(553)	(55,401)	(752)	(13,687)	(48,659)		
Segment assets	25,078,942	41,827,597	1,284,491	144,268	1,253,565	1,312,739	52,535	721,772	(160,149)	71,515,760
Investments in associates										15,700,924
Investments in jointly controlled entities	3,443,383	7,533,636	235,882	43,985	—	2,094,564	—	48,348		13,399,798
Unallocated assets										5,478,470
Total assets										106,094,952
Segment liabilities	796,491	569,571	53,710	264,233	20,112	58,972	114,026	284,873	(160,149)	2,001,839
Unallocated liabilities										22,929,218
Total liabilities										24,931,057
Capital expenditure incurred during the year	2,878,837	823,450	—	705	1,635	1,905	12,795	7,639		

13 SEGMENTAL INFORMATION *(cont'd)*

Business segments: *(cont'd)*

	Property development HK$'000	Property leasing HK$'000	Finance HK$'000	Building construction HK$'000	Infrastructure HK$'000	Hotel operation HK$'000	Department store operation HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
For the year ended 30th June, 2004 (restated)										
Turnover	2,837,148	2,017,239	102,018	781,457	238,748	116,272	122,904	511,332	—	6,727,118
Other revenue (excluding bank interest income)	10	3,159	5,463	1,550	3,363	24	799	52,580	—	66,948
External revenue	2,837,158	2,020,398	107,481	783,007	242,111	116,296	123,703	563,912	—	6,794,066
Inter-segment revenue	—	196,686	2,296	438,976	—	1,704	—	36,796	(676,458)	—
Total revenue	2,837,158	2,217,084	109,777	1,221,983	242,111	118,000	123,703	600,708	(676,458)	6,794,066
Segment results	272,317	1,294,692	78,432	73,901	150,387	2,607	4,611	64,851		1,941,798
Inter-segment transactions	38,840	(90,859)	(2,285)	(39,096)	—	42,709	17,540	25,953		(7,198)
Contribution from operations	311,157	1,203,833	76,147	34,805	150,387	45,316	22,151	90,804		1,934,600
Provision on property projects	(27,633)	—	—	—	—	—	—	—		(27,633)
Provision on property projects written back	788,490	—	—	—	—	—	—	—		788,490
Bank interest income										12,570
Unallocated operating expenses net of income										(263,208)
Profit from operations										2,444,819
Increase in fair value of investment properties	—	3,064,202	—	—	—	—	—	—		3,064,202
Finance costs										(110,846)
Non-operating income										9,040
										5,407,215
Share of profits less losses of associates										1,786,762
Share of profits less losses of jointly controlled entities	66,568	890,812	8,003	(12,252)	—	—	—	20,938		974,119
Income tax										(1,118,884)
Minority interests										(875,869)
Profit attributable to shareholders										6,173,343
Depreciation and amortisation for the year	(1,212)	(5,276)	(57)	(595)	(55,188)	(3,615)	(11,839)	(35,007)		
Impairment loss for the year	—	—	—	—	—	—	—	(435)		
Segment assets	21,018,953	36,771,861	1,789,422	258,244	1,225,854	1,226,633	48,277	660,563	(295,138)	62,704,669
Investments in associates										14,248,887
Investments in jointly controlled entities	3,756,419	6,233,514	379,820	21,478	—	1,584,041	—	43,958		12,019,230
Unallocated assets										4,802,817
Total assets										93,775,603
Segment liabilities	974,140	531,172	48,928	346,254	12,575	29,881	88,574	201,031	(295,138)	1,937,417
Unallocated liabilities										20,231,329
Total liabilities										22,168,746
Capital expenditure incurred during the year	763,998	123,009	—	40	1,223	1,143	9,818	8,159		

13 SEGMENTAL INFORMATION *(cont'd)*

Geographical segments:

	Hong Kong HK$'000	The People's Republic of China ("PRC") HK$'000	Consolidated HK$'000
For the year ended 30th June, 2005			
Turnover	**5,521,612**	**311,649**	**5,833,261**
Other revenue (excluding bank interest income)	**76,934**	**12,560**	**89,494**
External revenue	**5,598,546**	**324,209**	**5,922,755**
Segment assets	**59,993,877**	**11,682,032**	
Capital expenditure incurred during the year	**3,272,954**	**454,012**	
For the year ended 30th June, 2004 (restated)			
Turnover	6,364,676	362,442	6,727,118
Other revenue (excluding bank interest income)	60,120	6,828	66,948
External revenue	6,424,796	369,270	6,794,066
Segment assets	50,606,458	12,393,349	
Capital expenditure incurred during the year	899,302	8,088	

14 FIXED ASSETS

(a) The Group:

	Investment properties HK$'000	Investment properties under development HK$'000	Hotel properties HK$'000	Other land and buildings HK$'000	Properties under development for own use HK$'000	Toll highway operation rights HK$'000	Bridges HK$'000	Others HK$'000	Total HK$'000
Cost or valuation:									
At 1st July, 2004									
— as previously reported	32,394,678	—	1,209,000	508,310	—	789,529	560,929	694,503	36,156,949
— reclassification (note i)	5,226,089	206,862	—	—	504,729	—	—	—	5,937,680
— balance before opening balance adjustment	37,620,767	206,862	1,209,000	508,310	504,729	789,529	560,929	694,503	42,094,629
— *opening balance adjustment (note ii)*	(984,277)	—	—	—	—	—	—	—	(984,277)
— balance after opening balance adjustment	36,636,490	206,862	1,209,000	508,310	504,729	789,529	560,929	694,503	41,110,352
Additions	945,150	146,039	—	—	23,169	—	48	118,824	1,233,230
Acquisition of subsidiaries	10,446	—	—	—	—	—	—	—	10,446
Transfer from properties under development included under current assets	46,095	—	—	—	—	—	—	—	46,095
Disposals	(66,169)	—	—	—	—	—	(11,665)	(30,791)	(108,625)
Surplus on revaluation	6,753,871	—	62,800	—	—	—	—	—	6,816,671
At 30th June, 2005	44,325,883	352,901	1,271,800	508,310	527,898	789,529	549,312	782,536	49,108,169
Amortisation and depreciation:									
At 1st July, 2004									
— as previously reported	—	—	—	71,023	—	163,176	62,349	591,043	887,591
— prior period adjustment (note 2(b))	—	—	—	—	—	30,067	70,779	—	100,846
— as restated	—	—	—	71,023	—	193,243	133,128	591,043	988,437
Charge for the year	—	—	—	7,099	—	34,691	19,097	64,746	125,633
Impairment loss (note iii)	—	—	—	—	204,043	—	—	—	204,043
Written back on disposal	—	—	—	—	—	—	(9,690)	(30,160)	(39,850)
At 30th June, 2005	—	—	—	78,122	204,043	227,934	142,535	625,629	1,278,263
Net book value:									
At 30th June, 2005	44,325,883	352,901	1,271,800	430,188	323,855	561,595	406,777	156,907	47,829,906
At 30th June, 2004 (restated)	37,620,767	206,862	1,209,000	437,287	504,729	596,286	427,801	103,460	41,106,192
Cost or valuation at 30th June, 2005 representing:									
Cost	—	352,901	—	442,230	527,898	789,529	549,312	782,536	3,444,406
Valuation									
— 30th June, 1992	—	—	—	20,110	—	—	—	—	20,110
— 30th June, 1994	—	—	—	45,970	—	—	—	—	45,970
— 30th June, 2005	44,325,883	—	1,271,800	—	—	—	—	—	45,597,683
	44,325,883	352,901	1,271,800	508,310	527,898	789,529	549,312	782,536	49,108,169

Notes:

(i) Following the early adoption of HKAS 40 as from 1st July, 2004, certain properties to be developed for investment or for an undetermined future purpose have been reclassified from "Properties under development" and "Properties held for development" to "Investment properties" and "Investment properties under development" in accordance with the requirements of HKAS 40. In addition, certain properties have been reclassified to "Properties under development for own use" in order to better reflect the intended use of the properties held by the Group.

(ii) The opening balance adjustment represents the decrease in the fair value as at 1st July, 2004 of those properties to be developed for investment or for an undetermined future purpose as set out in note (i). No prior period adjustment to restate the comparative figures is required as permitted under the transitional provisions of HKAS 40.

(iii) During the year, based on the Group's assessment of the recoverable amount of a project site intended for hotel development purpose, impairment loss of HK$204,043,000 is recognised in the profit and loss account.

14 FIXED ASSETS *(cont'd)*

(b) The analysis of net book value of properties is as follows:—

	The Group	
	2005	2004 restated
	HK$'000	HK$'000
In Hong Kong		
— under long leases	**4,802,776**	3,426,226
— under medium-term leases	**38,928,427**	33,320,922
	43,731,203	36,747,148
Outside Hong Kong		
— under long leases	**393**	436
— under medium-term leases	**3,941,403**	4,255,148
	3,941,796	4,255,584
	47,672,999	41,002,732

The Group's investment and hotel properties located in Hong Kong were revalued as at 30th June, 2005 by an independent firm of professional surveyors, DTZ Debenham Tie Leung Limited, whereas the investment properties located in the PRC were revalued by Mr Augustine Wong, the Group's professional valuer who is a Fellow Member of The Hong Kong Institute of Surveyors, on an open market value basis in their existing state by reference to comparable market transactions and where appropriate on the basis of capitalisation of the net income allowing for reversionary income potential.

The gross carrying amounts of investment and hotel properties of the Group held for use in operating leases were HK$39,293,567,000 (2004 — HK$32,394,678,000) and HK$1,271,800,000 (2004 — HK$1,209,000,000) respectively.

The Group entered into finance leasing arrangements for certain of its equipment. The average term of finance leases entered into is five years. At the end of the lease terms, the Group has the option to purchase the assets at a price deemed to be a bargain purchase option. The net book value of assets held under finance leases of the Group was HK$524,000 (2004 — HK$ Nil).

The Group's toll highway operation rights are pledged as securities for certain bank loans.

15 INTEREST IN SUBSIDIARIES

	The Company	
	2005	2004
	HK$'000	HK$'000
Unlisted shares, at cost	**2,355,074**	2,355,074
Amounts due from subsidiaries	**39,066,829**	39,400,186
	41,421,903	41,755,260
Less: Impairment loss	**(93,296)**	(83,000)
	41,328,607	41,672,260
Amounts due to subsidiaries	**(2,191,673)**	(1,856,310)
	39,136,934	39,815,950

All of these are controlled subsidiaries as defined under note 1(c) and have been consolidated into these accounts.

Details of principal subsidiaries are shown on pages 137 to 145.

16 INTEREST IN ASSOCIATES

	The Group 2005 HK$'000	The Group 2004 restated HK$'000	The Company 2005 HK$'000	The Company 2004 HK$'000
Unlisted				
Shares, at cost	—	—	**166,367**	168,367
Share of net assets	**504,902**	65,043	—	—
Amounts due from associates	**1,671,670**	1,929,636	**513,114**	750,305
	2,176,572	1,994,679	**679,481**	918,672
Less: Impairment loss	—	—	**(49,038)**	(49,038)
	2,176,572	1,994,679	**630,443**	869,634
Amounts due to associates	**(34,660)**	(19,105)	**(19,926)**	(62,241)
	2,141,912	1,975,574	**610,517**	807,393
Listed in Hong Kong				
Share of net assets	**12,303,859**	11,209,859	—	—
Goodwill	**1,153,210**	936,577	—	—
Amounts due from associates	**122,434**	145,924	—	—
	13,579,503	12,292,360	—	—
Amounts due to associates	**(20,491)**	(19,047)	—	—
	13,559,012	12,273,313	—	—
	15,700,924	14,248,887	**610,517**	807,393
Market value of listed shares	**36,845,509**	29,372,248	—	—

Details of principal associates are shown on page 146.

17 INTEREST IN JOINTLY CONTROLLED ENTITIES

	The Group 2005 HK$'000	The Group 2004 restated HK$'000	The Company 2005 HK$'000	The Company 2004 HK$'000
Unlisted shares, at cost	—	—	**10**	10
Share of net assets	**4,321,070**	2,074,643	—	—
Amounts due from jointly controlled entities	**9,101,934**	9,973,414	**119,530**	114,253
	13,423,004	12,048,057	**119,540**	114,263
Amounts due to jointly controlled entities	**(23,206)**	(28,827)	**(5,209)**	(6,121)
	13,399,798	12,019,230	**114,331**	108,142

Details of principal jointly controlled entities are shown on page 147.

18 INVESTMENTS IN SECURITIES

The Group:

	Held-to-maturity securities		Investment securities		Other investments		Total	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Equity securities								
Listed in Hong Kong	**—**	—	**—**	—	**276,947**	167,304	**276,947**	167,304
Listed outside Hong Kong	**—**	—	**21,203**	20,314	**—**	—	**21,203**	20,314
Unlisted	**—**	—	**85,769**	96,655	**21,882**	30,181	**107,651**	126,836
	—	—	**106,972**	116,969	**298,829**	197,485	**405,801**	314,454
Debt securities								
Listed outside Hong Kong	**11,465**	11,699	**—**	—	**—**	—	**11,465**	11,699
Unlisted	**—**	41,096	**—**	—	**—**	—	**—**	41,096
	11,465	52,795	**—**	—	**—**	—	**11,465**	52,795
	11,465	52,795	**106,972**	116,969	**298,829**	197,485	**417,266**	367,249
Market value of listed securities	**11,088**	11,936	**22,113**	28,966	**276,947**	167,304	**310,148**	208,206
Carrying amount analysed for reporting purposes as:								
Non-current	**11,465**	11,699	**106,972**	116,969	**298,829**	197,485	**417,266**	326,153
Current	**—**	41,096	**—**	—	**—**	—	**—**	41,096
	11,465	52,795	**106,972**	116,969	**298,829**	197,485	**417,266**	367,249

19 INSTALMENTS RECEIVABLE

(a) This represents the principal content of instalments receivable from the sale of flats after twelve months from the balance sheet date. The amounts receivable within twelve months from the balance sheet date are included under current assets.

(b) The ageing analysis of instalments receivable within twelve months from the balance sheet date (net of provision for bad debts) is as follows:—

	The Group	
	2005	2004
	HK$'000	HK$'000
Under 1 month overdue	**476,590**	228,492
More than 1 month overdue and up to 3 months overdue	**2,400**	4,225
More than 3 months overdue and up to 6 months overdue	**1,784**	3,190
More than 6 months overdue	**16,488**	21,973
	497,262	257,880

20 DEFERRED EXPENSE

This represents arrangement fee incurred in connection with the issuance of the guaranteed convertible notes and is amortised on a straight-line basis over the term of the notes.

21 LONG TERM RECEIVABLE

The amount represents the non-current portion of the discounted value of the instalments receivable in the future arising from the disposal of toll collection right of certain toll bridges. The portion of HK$22,530,000 (2004 — HK$38,110,000) expected to be received within one year is classified under "Debtors, prepayments and deposits".

22 PROPERTIES HELD FOR/UNDER DEVELOPMENT FOR SALE

	The Group	
	2005	2004
	HK$'000	HK$'000
In Hong Kong	**3,719,087**	4,042,361
In other areas of the PRC	**5,126,840**	4,690,563
	8,845,927	8,732,924

The amount of properties held for/under development for sale expected to be completed after more than one year is HK$7,710,843,000 (2004 — HK$7,901,975,000).

23 COMPLETED PROPERTIES FOR SALE

The completed properties for sale of the Group include properties of HK$1,551,752,000 (2004 — HK$1,528,643,000) carried at net realisable value.

The amount of provision for a write-down of completed properties for sale to estimated net realisable value, recognised in the consolidated profit and loss account during the year, is HK$23,860,000 (2004 — reversal of a write-down of HK$425,884,000).

24 INVENTORIES

The Group's inventories of HK$901,000 (2004 — HK$1,093,000) are carried at net realisable value.

25 AMOUNTS DUE FROM/(TO) CUSTOMERS FOR CONTRACT WORK

	The Group	
	2005	2004
	HK$'000	HK$'000
Contracts in progress at the balance sheet date:		
Contract costs incurred plus recognised profits less anticipated losses	**1,270,478**	647,138
Progress billings	**(1,215,722)**	(655,787)
Net contract work	**54,756**	(8,649)
Represented by:		
Amounts due from customers for contract work	**63,001**	25,684
Amounts due to customers for contract work	**(8,245)**	(34,333)
	54,756	(8,649)

The amounts due from customers for contract work expected to be recovered after more than one year is HK$661,000 (2004— HK$4,100,000).

26 DEPOSITS FOR ACQUISITION OF PROPERTIES

Deposits for acquisition of properties include HK$1,177,406,000 (2004 — HK$1,177,406,000) paid for the acquisition of a property located in the PRC and HK$561,000,000 (2004 — HK$Nil) paid for the acquisition of certain pieces of land located in Macau.

27 DEBTORS, PREPAYMENTS AND DEPOSITS

The Group maintains a defined credit policy. Considerations in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rents in respect of leasing properties are payable in advance by tenants. Housing instalment and other trade debtors settle their accounts according to the payment terms as stated in the contracts. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

The ageing analysis of trade debtors (net of provision for bad debts) is as follows:—

	The Group		The Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	HK$'000	HK$'000
Under 1 month overdue	**206,696**	120,413	—	—
More than 1 month overdue and up to 3 months overdue	**31,502**	29,149	—	—
More than 3 months overdue and up to 6 months overdue	**14,069**	14,716	—	—
More than 6 months overdue	**142,383**	115,651	—	—
	394,650	279,929	—	—
Prepayments, deposits and other receivables	**941,787**	817,119	**35,340**	24,928
	1,336,437	1,097,048	**35,340**	24,928

The debtors, prepayments and deposits of the Group include HK$659,863,000 (2004 — HK$543,010,000) which is expected to be recovered after more than one year. Apart from the above, all of the balances are expected to be recovered within one year.

28 CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	HK$'000	HK$'000
Deposits with banks and other financial institutions	**4,023,276**	3,481,601	—	—
Cash at bank and in hand	**312,182**	301,249	**336**	291
Cash and cash equivalents in the balance sheets	**4,335,458**	3,782,850	**336**	291
Bank overdrafts	**(104,285)**	(229,135)		
Cash and cash equivalents in the cash flow statement	**4,231,173**	3,553,715		

29 BANK LOANS, OVERDRAFTS AND OTHER BORROWINGS

	The Group 2005 HK$'000	The Group 2004 HK$'000
Bank loans and overdrafts (note a)		
— Secured	**228,806**	237,664
— Unsecured	**15,782,957**	4,972,867
	16,011,763	5,210,531
Unsecured other loans (note b)	**—**	38,647
	16,011,763	5,249,178

	The Group 2005 HK$'000	The Group 2004 HK$'000
(a) **Bank loans and overdrafts are repayable as follows:—**		
Within 1 year and included in current liabilities	**3,097,364**	1,222,733
After 1 year and included in non-current liabilities		
After 1 year but within 2 years	**4,920,139**	2,808,744
After 2 years but within 5 years	**6,744,260**	1,179,054
After 5 years	**1,250,000**	—
	12,914,399	3,987,798
	16,011,763	5,210,531

	The Group 2005 HK$'000	The Group 2004 HK$'000
(b) **Unsecured other loans are repayable as follows: —**		
Within 1 year and included in current liabilities	**—**	26,320
After 2 years but within 5 years and included in non-current liabilities	**—**	12,327
	—	38,647

30 RENTAL AND OTHER DEPOSITS

The rental and other deposits of the Group include HK$195,587,000 (2004 — HK$182,343,000) which is expected to be settled after more than one year. Apart from the above, all of the balances are expected to be settled within one year.

31 CREDITORS AND ACCRUED EXPENSES

The creditors and accrued expenses of the Group include HK$340,571,000 (2004 — HK$212,866,000) which is expected to be settled after more than one year. Apart from the above, all of the balances are expected to be settled within one year.

The ageing analysis of trade creditors is as follows: —

	The Group		The Company	
	2005	2004	**2005**	2004
	HK$'000	HK$'000	HK$'000	HK$'000
Due within 1 month and on demand	**353,405**	453,807	—	—
Due after 1 month but within 3 months	**121,949**	139,579	—	—
Due after 3 months but within 6 months	**40,607**	37,539	—	—
Due after 6 months	**591,243**	441,568	—	—
	1,107,204	1,072,493	—	—
Other payables and accrued expenses	**620,230**	574,278	**89,721**	90,169
	1,727,434	1,646,771	**89,721**	90,169

32 GUARANTEED CONVERTIBLE NOTES

(i) On 9th February, 2004, a subsidiary of the Group issued guaranteed convertible notes (the "Notes") with an aggregate principal amount of HK$5,750,000,000 at an issue price equal to 100% of the principal amount of the Notes. The Notes bear interest at the rate of 1% per annum, payable semi-annually in arrears on 9th August and 9th February of each year commencing 9th August, 2004. Unless previously redeemed, converted or purchased and cancelled, the Notes will be redeemed at 82% of the principal amount plus any accrued interest on 9th February, 2006, or at the option of the holder at 92% of the principal amount plus any accrued interest on 8th February, 2005. The Notes are guaranteed by the Company.

(ii) The Notes are convertible after 9th March, 2004 up to and including 10th January, 2006 into fully paid ordinary shares with a par value of HK$2 each of the Company at an initial conversion price, subject to certain events, of HK$48.96 per share.

(iii) During the year, HK$5,561,300,000 of the Notes were redeemed at 92% of the principal amount plus the accrued interest and no Notes were converted into any ordinary shares of the Company.

33 OBLIGATIONS UNDER FINANCE LEASES

At 30th June 2005, the Group had obligations under finance leases repayable as follows: —

	2005			2004		
	Present value of the minimum lease payments	**Interest expense relating to future periods**	**Total minimum lease payments**	Present value of the minimum lease payments	Interest expense relating to future periods	Total minimum lease payments
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Within 1 year and included in current liabilities	**114**	**18**	**132**	—	—	—
After 1 year and included in non-current liabilities						
After 1 year but within 2 years	**118**	**13**	**131**	—	—	—
After 2 years but within 5 years	**298**	**14**	**312**	—	—	—
	416	**27**	**443**	—	—	—
	530	**45**	**575**	—	—	—

34 SHARE CAPITAL

	The Group and the Company			
	No. of shares		Nominal value	
	2005	2004	**2005**	2004
	'000	'000	**HK$'000**	HK$'000
Authorised				
Ordinary shares of HK$2.00 each	**2,600,000**	2,000,000	**5,200,000**	4,000,000
Issued and fully paid				
Ordinary shares of HK$2.00 each				
At 1st July	**1,814,580**	1,722,140	**3,629,160**	3,444,280
Issue of shares	**—**	92,440	**—**	184,880
At 30th June	**1,814,580**	1,814,580	**3,629,160**	3,629,160

By an ordinary resolution passed at the Annual General Meeting of the Company held on 6th December, 2004, the authorised share capital of the Company was increased to HK$5,200,000,000 by the creation of an additional 600,000,000 ordinary shares of HK$2.00 each ranking for dividend and in all other respects pari passu with the existing shares in the Company.

35 RESERVES

The Group:

	Share premium HK$'000	Property revaluation reserves restated HK$'000	Reserve on consolidation HK$'000	Capital redemption reserve HK$'000	Exchange reserve HK$'000	Other reserve HK$'000	Retained profits restated HK$'000	Total restated HK$'000
At 1st July, 2003								
— as previously reported	8,387,915	8,696,443	1,446,702	20,200	(3,815)	2,456	30,934,838	49,484,739
— prior period adjustments in respect of:								
— investment properties	—	(7,876,093)	—	—	—	—	5,685,709	(2,190,384)
— infrastructure facilities	—	—	—	—	—	—	(32,477)	(32,477)
— as restated	8,387,915	820,350	1,446,702	20,200	(3,815)	2,456	36,588,070	47,261,878
Premium on issue of shares	2,769,595	—	—	—	—	—	—	2,769,595
Expenses on issue of shares	(64)	—	—	—	—	—	—	(64)
Surplus on revaluation of other properties	—	54,288	—	—	—	—	—	54,288
Share of surplus on revaluation of other properties in associates	—	44,887	—	—	—	—	—	44,887
Impairment loss on positive goodwill	—	—	2,613	—	—	—	—	2,613
Exchange difference arising from investment in a foreign entity	—	—	—	—	(110)	—	—	(110)
Transfer to other reserve	—	—	—	—	—	1,430	(1,430)	—
Dividends approved in respect of the previous year (note 11(b))	—	—	—	—	—	—	(816,561)	(816,561)
Profit for the year	—	—	—	—	—	—	6,173,343	6,173,343
Dividends declared and paid in respect of the current year (note 11(a))	—	—	—	—	—	—	(635,103)	(635,103)
At 30th June, 2004	11,157,446	919,525	1,449,315	20,200	(3,925)	3,886	41,308,319	54,854,766
Dealt with by:								
Company and subsidiaries	11,157,446	235,475	1,449,315	20,200	—	3,886	38,056,565	50,922,887
Associates and jointly controlled entities	—	684,050	—	—	(3,925)	—	3,251,754	3,931,879
	11,157,446	919,525	1,449,315	20,200	(3,925)	3,886	41,308,319	54,854,766

35 RESERVES *(cont'd)*

The Group: *(cont'd)*

	Share premium HK$'000	Property revaluation reserves restated HK$'000	Reserve on consolidation HK$'000	Capital redemption reserve HK$'000	Exchange reserve HK$'000	Other reserve HK$'000	Retained profits restated HK$'000	Total restated HK$'000
At 1st July, 2004								
— as previously reported	11,157,446	12,439,574	1,449,315	20,200	(3,925)	3,886	32,540,800	57,607,296
— prior period adjustments in respect of:								
— investment properties	—	(11,520,049)	—	—	—	—	8,796,720	(2,723,329)
— infrastructure facilities	—	—	—	—	—	—	(29,201)	(29,201)
— as restated, before opening balance adjustment	11,157,446	919,525	1,449,315	20,200	(3,925)	3,886	41,308,319	54,854,766
— opening balance adjustment in respect of investment properties (note 2(c))	—	—	—	—	—	—	(972,173)	(972,173)
— as restated, after opening balance adjustment	11,157,446	919,525	1,449,315	20,200	(3,925)	3,886	40,336,146	53,882,593
Surplus on revaluation of other properties	—	57,550	—	—	—	—	—	57,550
Exchange difference arising from investment in a foreign entity	—	—	—	—	7	—	—	7
Transfer to other reserve	—	—	—	—	—	1,404	(1,404)	—
Dividends approved in respect of the previous year (note 11(b))	—	—	—	—	—	—	(998,019)	(998,019)
Profit for the year	—	—	—	—	—	—	10,853,521	10,853,521
Dividends declared and paid in respect of the current year (note 11(a))	—	—	—	—	—	—	(725,832)	(725,832)
At 30th June, 2005	11,157,446	977,075	1,449,315	20,200	(3,918)	5,290	49,464,412	63,069,820
Dealt with by:								
Company and subsidiaries	11,157,446	293,025	1,449,315	20,200	—	5,290	42,222,691	55,147,967
Associates and jointly controlled entities	—	684,050	—	—	(3,918)	—	7,241,721	7,921,853
	11,157,446	977,075	1,449,315	20,200	(3,918)	5,290	49,464,412	63,069,820

35 RESERVES *(cont'd)*

The Company:

	Share premium HK$'000	Capital redemption reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1st July, 2003	8,387,915	20,200	26,366,786	34,774,901
Premium on issue of shares	2,769,595	—	—	2,769,595
Expenses on issue of shares	(64)	—	—	(64)
Dividends approved in respect of the previous year (note 11(b))	—	—	(816,561)	(816,561)
Profit for the year	—	—	944,607	944,607
Dividends declared and paid in respect of the current year (note 11(a))	—	—	(635,103)	(635,103)
At 30th June, 2004	11,157,446	20,200	25,859,729	37,037,375
At 1st July, 2004	**11,157,446**	**20,200**	**25,859,729**	**37,037,375**
Dividends approved in respect of the previous year (note 11(b))	**—**	**—**	**(998,019)**	**(998,019)**
Profit for the year	**—**	**—**	**865,053**	**865,053**
Dividends declared and paid in respect of the current year (note 11(a))	**—**	**—**	**(725,832)**	**(725,832)**
At 30th June, 2005	**11,157,446**	**20,200**	**25,000,931**	**36,178,577**

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

The application of capital redemption reserve is governed by Section 49H of the Hong Kong Companies Ordinance.

The property revaluation reserves, reserve on consolidation and exchange reserve have been set up and will be dealt with in accordance with the accounting policies adopted for the goodwill arising on acquisition of subsidiaries, associates and jointly controlled entities, the valuation of properties and foreign currency translation (note 1).

Other reserve represents statutory reserve set up for enterprises established in the PRC. According to the relevant PRC rules and regulations applicable to wholly foreign-owned enterprises, wholly foreign-owned enterprises are required to transfer at least 10% of their profits after taxation, as determined under the PRC Accounting Regulations, to a reserve fund until the reserve fund balance reaches 50% of the relevant enterprises' registered capital.

36 DISTRIBUTABLE RESERVES

The distributable reserves of the Company at 30th June, 2005 amounted to HK$25,000,931,000 (2004 — HK$25,859,729,000).

37 COMMITMENTS

At 30th June, 2005, the Group had commitments not provided for in these accounts as follows: —

	The Group 2005 HK$'000	2004 HK$'000
(i) Contracted for acquisition of property and future development expenditure and the related costs of internal fixtures and fittings	**638,106**	92,058
(ii) Contracted obligations to fund the subsidiaries and associates established outside Hong Kong	**1,691,279**	1,764,234
(iii) Future development expenditure and the related costs of internal fixtures and fittings approved by the directors but not contracted for	**4,859,480**	5,705,485
	7,188,865	7,561,777

Based on information available at the balance sheet date, the directors estimate that the Group's commitments disclosed above are payable as follows: —

	The Group 2005 HK$'000	2004 HK$'000
Within 1 year	**2,341,168**	2,669,710
After 1 year but within 2 years	**2,664,587**	2,090,280
After 2 years	**2,183,110**	2,801,787
	7,188,865	7,561,777

38 SIGNIFICANT LEASING ARRANGEMENTS

At 30th June, 2005, the Group is both a lessor and a lessee under operating leases. Details of the Group's commitments under non-cancellable operating leases are set out as follows: —

(a) Lessor

The Group leases out a number of land/building facilities under operating leases. The leases typically run for an initial period of one to ten years, with an option to renew the lease after that date at which time all terms are renegotiated. Further details of the carrying value of the properties are contained in note 14.

During the current year, HK$2,096,940,000 (2004 — HK$2,017,239,000) was recognised as rental income in the consolidated profit and loss account in respect of operating leases.

The total future minimum lease payments under non-cancellable operating leases are receivable as follows: —

	The Group 2005 HK$'000	2004 HK$'000
Within 1 year	**1,469,601**	1,402,478
After 1 year but within 5 years	**898,862**	1,086,502
After 5 years	**25,456**	135,342
	2,393,919	2,624,322

38 SIGNIFICANT LEASING ARRANGEMENTS *(cont'd)*

(b) Lessee

(i) The Group leases a number of building facilities under operating leases. The leases typically run for an initial period of one to seven years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals .

During the current year, HK$46,183,000 (2004 — HK$26,971,000) was recognised as an expense in the consolidated profit and loss account in respect of leasing of building facilities.

The total future minimum lease payments under non-cancellable operating leases are payable as follows: —

	The Group	
	2005	2004
	HK$'000	HK$'000
Within 1 year	**37,642**	33,548
After 1 year but within 5 years	**74,996**	72,874
After 5 years	**13,703**	19,575
	126,341	125,997

(ii) The Group also leases telecommunications network facilities under operating leases. Some of the leases are with no specific terms while the remaining leases typically run for an initial period of three month to four years, with an option to renew the lease upon the expiry of the initial lease term. None of the leases includes contingent rentals.

During the current year, HK$3,763,000 (2004 — HK$5,237,000) was recognised as an expense in the consolidated profit and loss account in respect of leasing of telecommunications network facilities.

The total future minimum lease payments under non-cancellable operating leases are payable as follows: —

	The Group	
	2005	2004
	HK$'000	HK$'000
Within 1 year	**694**	2,476
After 1 year but within 5 years	**48**	252
	742	2,728

39 CONTINGENT LIABILITIES

At 30th June, 2005, contingent liabilities of the Group and of the Company were as follows: —

	The Group		The Company	
	2005	2004	**2005**	2004
	HK'000	HK'000	HK$'000	HK$'000
(a) Guarantees given by the Company and its subsidiaries to financial institutions on behalf of purchasers of flats	**162,189**	215,576	**849**	2,020
(b) Guarantees given by the Company to banks to secure banking facilities of subsidiaries	—	—	**15,470,201**	4,499,475
(c) Guarantees given by the Company to banks to secure banking facilities of an associate and a jointly controlled entity	**2,241,017**	2,322,385	**2,241,017**	2,322,385
(d) Guarantees given by the Company to holders of guaranteed convertible notes issued by a subsidiary	—	—	**189,444**	5,772,681
	2,403,206	2,537,961	**17,901,511**	12,596,561

(e) Pursuant to an indemnity deed dated 15th March, 1996 signed between the Company and a subsidiary, the Company, under certain conditions, has undertaken to indemnify the subsidiary in respect of any PRC Income Tax and LAT ("Land Appreciation Tax") payable in consequence of the disposal by the subsidiary of its property interests owned as at 31st December, 1995. At 30th June, 2005, the Company had contingent PRC Income Tax and LAT liabilities of HK$46 million (2004 — HK$110 million) and HK$38 million (2004 — HK$38 million) respectively in relation to certain investment properties of the subsidiary upon a revaluation of these properties at 30th June, 2005.

(f) At 30th June, 2005, the Group had contingent liabilities in respect of performance bonds to guarantee for a due and proper performance of the subsidiaries' obligations amounting to HK$73,090,000 (2004 — HK$32,390,000).

40 MATERIAL RELATED PARTY TRANSACTIONS

(a) Transactions with fellow subsidiaries

Details of material related party transactions between the Group and its fellow subsidiaries are as follows: —

	The Group	
	2005	2004
	HK$'000	HK$'000
Other interest expense (note i)	**12,057**	18,643
Loan arrangement fee (note i)	—	14,217
Building management service income (note iii)	—	32,070
Rental commission income (note iii)	**916**	16,150

40 MATERIAL RELATED PARTY TRANSACTIONS *(cont'd)*

(b) Transactions with associates and jointly controlled entities

Details of material related party transactions between the Group and its associates and jointly controlled entities are as follows: —

	The Group	
	2005	2004
	HK$'000	HK$'000
Other interest income (note i)	**44,504**	33,482
Building construction income (note ii)	**634,477**	748,062
Management fee income (note iii)	**20,830**	30,010
Professional fee income (note iii)	**37,999**	10,384
Sales commission income (note iii)	**149,180**	3,140
Rental expenses (note iii)	**30,734**	8,840

(c) Transactions with related companies

Details of material related party transactions between the Group and its related companies which represented trust funds managed by the directors of the Group are as follows: —

	The Group	
	2005	2004
	HK$'000	HK$'000
Building management service income (note iii)	**23,086**	4,092
Rental commission income (note iii)	**14,400**	7,282
Sales commission income (note iii)	**2,685**	8,787
Building construction income (note ii)	**—**	29,394

In addition, the Group and one of its related companies entered into a rental agreement dated 30th March, 2004 for leasing certain units of the Group's investment properties with a monthly rental charged at 8% of the tenant's monthly turnover. According to the rental agreement, the related company is entitled to a rent free period from 1st April, 2004 to 30th September, 2004. The total rental income and receivable from the related company during the year and as at 30th June, 2005 is HK$636,000 (note iii).

Notes:

(i) Loan arrangement fee, interest income and expense are calculated on the balance of loans outstanding from time to time by reference to Hong Kong Inter-Bank Offer Rate or prime rate.

(ii) These transactions represent cost reimbursements plus certain percentage thereon as service fees.

(iii) These transactions were carried out on normal commercial terms and in the ordinary course of business.

(iv) The amount due to a fellow subsidiary at 30th June, 2005 is shown in the balance sheet. The amounts due to/from associates and jointly controlled entities at 30th June, 2005 are set out in notes 16 and 17 respectively.

(d) Transactions with companies controlled by a director of the Company

Mr Lee Ka Kit, a director of the Company, through companies controlled or owned by him has separate interests in certain subsidiaries and associates of the Company or the Group and through which the Group holds its interest in certain development projects in the PRC. Mr Lee through companies controlled or owned by him had provided finance in the form of advances to these subsidiaries and associates in accordance with the percentage of his equity interest in these companies. At 30th June, 2005, the advances made to these subsidiaries and associates through companies controlled or owned by Mr Lee amounting to HK$472,128,000 (2004 — HK$470,464,000) and HK$537,055,000 (2004 — HK$586,821,000) respectively are unsecured. No interest is charged to these subsidiaries and associates by the companies controlled or owned by Mr Lee under such arrangements during the years ended 30th June, 2004 and 2005.

41 DIRECTORS' REMUNERATION

The remuneration of the Company's directors is as follows:

	Fees HK$'000	Basic salaries, other allowances and emolument HK$'000	Discretionary bonuses HK$'000	Retirement scheme contributions HK$'000	2005 Total HK$'000	2004 Total HK$'000
Executive directors						
Lee Shau Kee	110	2,786	—	—	2,896	3,385
Lee Ka Kit	110	4,074	—	—	4,184	4,453
Lam Ko Yin, Colin	110	4,112	10,880	207	15,309	10,353
Lee Ka Shing	110	3,590	—	115	3,815	3,184
Lee King Yue	90	2,551	—	142	2,783	2,595
Fung Lee Woon King	50	5,049	1,970	187	7,256	8,174
Leung Sing	70	3,807	4,300	211	8,388	7,993
Lau Yum Chuen, Eddie	70	—	—	—	70	70
Li Ning	70	2,821	—	99	2,990	2,884
Kwok Ping Ho, Patrick	90	2,935	—	163	3,188	2,946
Ho Wing Fun	90	2,479	1,970	138	4,677	4,302
Yip Ying Chee, John	70	4,018	7,000	223	11,311	9,715
Suen Kwok Lam	70	3,264	2,500	181	6,015	4,363
Independent non-executive directors						
Kwong Che Keung, Gordon	90	610	—	—	700	—
Ko Ping Keung	90	510	—	—	600	—
Wu King Cheong	70	215	—	—	285	—
Wu Shu Chih, Alex (passed away)	90	305	—	—	395	—
Non-executive directors						
Lo Tak Shing	50	—	—	—	50	50
Woo Po Shing	70	—	—	—	70	70
Lee Tat Man	70	—	—	—	70	70
Leung Hay Man	70	530	—	—	600	220
Lee Pui Ling, Angelina	50	100	—	—	150	150
Kan Fook Yee	70	1,000	—	—	1,070	1,070
Vincent Liang	—	—	—	—	—	—
Woo Ka Biu, Jackson	20	80	—	—	100	100
Total	1,850	44,836	28,620	1,666	76,972	66,147

There was no arrangement under which a director had waived or agreed to waive any remuneration during the current and prior years.

42 SENIOR MANAGEMENT REMUNERATION

Of the five individuals with the highest emoluments, four (2004 — four) of them are directors whose emoluments are disclosed in note 41. The aggregate of the emoluments in respect of the other one (2004 — one) individual are as follows: —

	The Group	
	2005	2004
	HK$'000	HK$'000
Salaries and other emoluments	**3,363**	3,243
Discretionary bonuses	**3,500**	2,000
Retirement scheme contributions	**187**	180
	7,050	5,423

43 POST BALANCE SHEET EVENTS

(a) Privatisation of Henderson China Holdings Limited ("Henderson China")

On 12th August, 2005, the Company and its subsidiary, Henderson China, issued a joint announcement regarding the privatisation of Henderson China by the Company by way of a scheme of arrangement involving the cancellation and extinguishment of shares in Henderson China at the cancellation price of HK$8 per share. The listing of the shares in Henderson China on SEHK was withdrawn on 15th August, 2005 and Henderson China became a wholly-owned subsidiary of the Company after the privatisation.

The cancellation price for the privatisation paid by the Company was approximately HK$1,381 million. Upon the privatisation, there is an excess of the Company's interest in the net assets value of Henderson China over its total cost of acquisition of approximately HK$779 million. Such excess will be recognised directly in the consolidated profit and loss account for the year ending 30th June, 2006 upon the adoption of HKFRS 3 "Business combinations".

(b) Proposed privatisation of Henderson Cyber Limited ("Henderson Cyber")

On 16th August, 2005, the Company together with its subsidiaries, Henderson Investment Limited ("Henderson Investment") and Henderson Cyber, as well as its associate, The Hong Kong and China Gas Company Limited ("China Gas"), issued a joint announcement regarding a proposed privatisation of Henderson Cyber by Henderson Investment and China Gas which involves the cancellation and extinguishment of shares in Henderson Cyber at the cancellation price of HK$0.42 per share.

The cancellation price payable by Henderson Investment is estimated at HK$253 million. Should the proposed privatisation of Henderson Cyber become effective, Henderson Investment's equity interest in Henderson Cyber will increase to 78.69%.

44 ULTIMATE HOLDING COMPANY

The directors consider that the ultimate holding company at 30th June, 2005 to be Henderson Development Limited, incorporated in Hong Kong.

45 COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of the changes in accounting policies for investment properties and infrastructure facilities, details of which are set out in note 2.

The classification of certain properties has been changed due to the early adoption of HKAS 40. As a result, certain properties to be developed for investment or for an undetermined future purpose previously included under "Properties under development" and "Properties held for development" are now classified as "Investment properties" and "Investment properties under development". In addition, certain properties are reclassified to "Properties under development for own use" and "Properties held for/under development for sale" in order to better reflect the intended use of the properties held by the Group. Accordingly, comparative figures have been reclassified to conform with the current year's presentation.

at 30th June, 2005

All principal subsidiaries are incorporated and operate in Hong Kong unless otherwise stated. Details of principal subsidiaries are as follows:—

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	The Company	Subsidiaries
(A) PROPERTY DEVELOPMENT				
(i) Incorporated and operates in Hong Kong				
Avion Investment Limited	3,000,000	1	100	—
Bauer Investment Limited	500	100	100	—
Billion Nice Development Limited	2	1	—	100
Billion Talent Development Limited	2	1	—	100
Bothluck Development Limited	10,000	1	100	—
Bottcher Investment Limited	20,000	100	—	100
* Bright Trade Development Limited	1,000	1	—	100
* Camleigh Investment Limited	100,000+	10	100	—
* Camleigh Investment Limited	2++	10	—	—
* Camleigh Investment Limited	40,000+++	100	100	—
* Camus Investment Limited	1,000	100	100	—
* Capital Leader Development Limited	2	1	—	100
* Century Hero Development Limited	1	1	—	100
Cheerbest Development Limited	2	1	—	100
Chest Point Development Limited	2	1	—	100
* Citigood Development Limited	2	1	—	100
Cititeam Development Limited	2	1	—	100
Crown Truth Limited	100	1	—	80
* Daren International Limited	2	1	—	100
Dashtrend Investment Limited	2	1	—	100
* Dili Investment Limited	500	100	100	—
* Dragon Pacific Development Limited	10	1	—	70
Dupple Investment Limited	30,000	100	100	—
Easy Ring Limited	2	1	—	100
Easewin Development Limited	2	1	—	100
* Egeria Investment Limited	100,000	100	100	—
* Evercot Enterprise Company, Limited	500+	100	100	—
* Evercot Enterprise Company, Limited	2++	100	—	—
Fairich Development Limited	2	1	—	100
Fleetman Investment Limited	1,000	1	—	70
Ford World Development Limited	2	1	—	100
* Fordmax Development Limited	2	1	100	—
Fortune Base Development Limited	10,000	1	100	—
Fortune Jet Development Limited	1,000	1	—	100
Fortune Year Development Limited	2	1	—	100
Full Gain Investment Limited	2	1	—	100
Gain Base Development Limited	1,000	1	—	75
* Gain Glory Development Limited	10,000	1	—	100
* Gain Million Development Limited	2	1	—	100
Gallund Investment Limited	20,000	100	—	100
Gentfair Development Limited	10,000	1	100	—
Gentworld Development Limited	1,000	1	—	100
Gesund Investment Company Limited	2	100	—	100
Glory Hero Development Limited	3,000,000	1	—	100
* Good Extend Development Limited	2	1	—	100
Goodmake Enterprises Limited	10,000	1	—	100
Grand Max Development Limited	10,000	1	100	—

at 30th June, 2005

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	The Company	Subsidiaries
(A) PROPERTY DEVELOPMENT (cont'd)				
* Grand Talent Development Limited	2	1	100	—
Great Chase Development Limited	2	1	—	100
* Harvest Rise Development Limited	2	1	—	100
* Heyield Estate Limited	100	1	—	80
* Hintmax Development Limited	2	1	—	100
* Join Fortune Development Limited	100+	1	100	—
* Join Fortune Development Limited	2++	1	—	—
Jonesworld Investment Limited	2	1	—	100
Juliyam Limited	2	1	—	100
Keendic Industrial Limited	2	1	—	100
Kinsan Development Limited	1,000	1	—	100
* Kleener Investment Limited	2	1	100	—
* Kowatex Investment Limited	10,000	1	—	100
* Kwong Kay Investment Company Limited	2	1	100	—
* Kwong Kay Investment Company Limited	10,000**	100	100	—
Land Profit Development Limited	1,000	1	—	100
Landrise Development Limited	2	1	—	100
Liketon Investments Limited	100	1	—	100
* Long Gain Development Limited	1,000	1	—	100
Long Honest Development Limited	1,000	1	—	100
Lucky Gold Development Limited	2	1	—	100
* Lucky Million Development Limited	2	1	—	100
Luxmark Investment Limited	1,000	1	—	100
Main Choice Development Limited	1,000	1	—	100
Main Plan Development Limited	2	1	—	100
* Man Woo Development Company, Limited	30,000	100	100	—
Max Choice Development Limited	2	1	—	100
Mightymount Investment Limited	10,000	1	100	—
* Millap Limited	2	1	100	—
Million Land Development Limited	2	1	—	100
Ming Dragon Limited	1,000	1	—	51.75
Nasmyth Investment Limited	2	1	100	—
* Nation Million Development Limited	2	1	—	100
* New Cheer Development Limited	1,000	1	—	100
New Market Development Limited	2	1	—	100
* Ohtori Investment Limited	2	1	100	—
* Onfine Development Limited	2	1	—	100
Pettystar Investment Limited	4,050	1	75	—
* Pioneer Land Development Limited	1,000	1	—	100
* Pittcorn Investment Limited	10,000	1	100	—
Profit Max Development Limited	2	1	—	100
* Profit System Development Limited	2	1	—	100
Profit Top Development Limited	1,000	1	—	100
* Quanley Investment Limited	10,000	100	100	—
Racine Investment Limited	4	100	—	75
* Rich Chase Development Limited	2	1	—	100
Rich Silver Development Limited	2	1	—	100
Rightlane Investment Limited	2	1	100	—
Rise Top Development Limited	2	1	—	100
Saxophon Limited	3,000,000	1	—	100
Scanbright Investment Limited	1,000	1	—	100

at 30th June, 2005

	Particulars of issued shares: Number of ordinary shares	Particulars of issued shares: Par value HK$	% of shares held by: The Company	% of shares held by: Subsidiaries
(A) PROPERTY DEVELOPMENT (cont'd)				
Sereal Investment Limited	10,000	1	100	—
* Shung King Development Company Limited	2+	1	100	—
* Shung King Development Company Limited	20,000**	100	100	—
* Shung King Development Company Limited	2++	1	—	—
* Smart Bright Development Limited	100	1	—	100
Smart Fortune Development Limited	10,000	1	—	100
* Smart Gain Development Limited	2	1	—	100
Smart Success Enterprises Limited	10,000	1	—	100
Spreadfaith Investment Limited	10,000	1	100	—
Star Flight Company Limited	2	1	—	100
Success Crown Development Limited	2	1	—	100
* Success Path Development Limited	2	1	—	100
* Super Asset Development Limited	2	1	—	100
* System Link Development Limited	2	1	—	100
* Team Glory Development Limited	10	1	—	80
Time Richie Investment Limited	2	1	—	100
* Timetron Development Limited	2	1	—	100
Topline Development Limited	10,000	1	100	—
Top Castle Properties Limited	100	1	—	100
* Top Mighty Development Limited	3,000,000	1	—	100
* Uhray Investment Limited	1,000	100	100	—
Victory Faith Investment Limited	4	1	—	100
Victory Well Development Limited	2	1	—	100
Vignette Investment Limited	2	1	—	100
* Wealth Team Development Limited	1,000	1	—	90.10
Widetrend Development Limited	10,000	1	100	—
Win Target Development Limited	100	1	—	60
World City Culture Park Limited	10,000,000	1	—	100

	Issued/contributed registered capital	% of equity interest held by: The Company	% of equity interest held by: Subsidiaries
(ii) Established and operates in the PRC			
^ Beijing Gaoyi Property Development Co., Ltd.	US$12,000,000	—	100@
^* Beijing Henderson Properties Co., Ltd.	RMB655,000,000	—	100@
~* Boham Estate (Shenzhen) Co., Ltd.	US$9,560,000	—	100
^* Dongguan Heng Jun Plaza Development Ltd.	HK$15,429,190	—	70@
^#* Fangcun Henderson Property Development Ltd.	RMB211,650,140	—	100@
~* Gain Year Development Real Estate (Shanghai) Co., Ltd.	US$12,000,000	—	100
^# Guangdong Jiaxing Real Estate Co., Ltd.	HK$148,845,677	—	100@
^#* Guangzhou Guang An Property Development Ltd.	US$17,947,550	—	62@
^* Guangzhou Guang Hung Property Development Limited	US$17,000,000	—	72@
^* Guangzhou Guang Nam Property Development Limited	RMB125,969,120	—	68.40@
^* Guangzhou Hengguo Real Estate Development Co., Ltd.	HK$272,670,000	—	80

at 30th June, 2005

	Issued/contributed registered capital	% of equity interest held by The Company	% of equity interest held by Subsidiaries
(A) PROPERTY DEVELOPMENT *(cont'd)*			
^#* Guangzhou Jian Heng Property Development Ltd.	US$17,000,000	—	100@
^* Guangzhou Jiejun Real Estate Development Co., Ltd.	HK$310,000,000	—	100@
^* Guangzhou Jietong Real Estate Development Co., Ltd.	HK$184,000,000	—	95@
~* Jetgood Development Real Estate (Shanghai) Co., Ltd.	US$12,000,000	—	100
~* Jonescorp Estate (Shenzhen) Ltd.	US$4,360,000	—	100
~* Perfect Top Development Real Estate (Shanghai) Co., Ltd.	US$12,000,000	—	100
•* Shanghai Henfield Properties Co., Ltd.	US$27,000,000	—	100
•* Shanghai Heng Cheng Real Estate Development Co., Ltd.	US$33,340,000	—	85

	Particulars of issued shares: Number of ordinary shares	Particulars of issued shares: Par value HK$	% of shares held by The Company	% of shares held by Subsidiaries
(B) PROPERTY INVESTMENT				
* Bestguard Investment Limited	2	1	—	100
* Bloomark Investment Limited	2	1	—	100
* Bour Investment Limited	2	100	—	100
* Bour Investment Limited	1,000**	100	—	100
* Brilliant Wealth Investment Limited	1,000	1	—	100
Century Nice Development Limited	2	1	—	100
* Choiform Limited	10,000	1	72.80	—
* Choiform Limited	10,000**	1	72.80	—
* Citiluck Development Limited	1,000	1	—	100
Conradion Limited	3,000,000	1	—	100
Daily Crown Development Limited	2	1	—	100
* Davenport Investment Limited	2	1	100	—
Dekker Investment Limited	2	1	—	100
Dekker Investment Limited	2**	1	—	100
* Deland Investment Limited	2	100	100	—
* Dillinger Investment Limited	2	1	—	100
* Dillinger Investment Limited	2**	1	—	100
* Ease Success Development Limited	2	1	100	—
Easefine Development Limited	2	1	—	100
Easeluck Development Limited	2	1	—	100
Faith Limited	2	1	—	100
* Fineway Development Limited	2	1	—	100
* First View Investment Limited	1	1	—	100
Fordwise Development Limited	1,000	1	—	100
* Fortic Limited	2	1	—	100
* Gain Global Development Limited	1,000	1	—	100
Gain Super Development Limited	2	1	—	100
Genato Investment Limited	2	1	—	100
Glory Good Development Limited	1,000	1	—	100
Golden Dragon Development Company, Limited	12,200	100	—	100

at 30th June, 2005

	Particulars of issued shares: Number of ordinary shares	Par value HK$	% of shares held by: The Company	Subsidiaries
(B) PROPERTY INVESTMENT (cont'd)				
Harzone Limited	1,000	1	100	—
Hung Shun Investment Company Limited	20,000	100	—	100
Isherwood Investment Limited	2	1	—	100
Jekyll Investment Limited	2	1	—	100
* Landrich Development Limited	1,000	1	—	100
Lucky Crystal Development Limited	2	1	100	—
* Million Globe Limited	2	1	—	100
* Mingsway Limited	2	1	—	100
Quentin Investment Limited	10,000	1	—	100
Strong Bright Technology Limited	10,000	1	—	100
* Sunmark Limited	2	1	—	100
Tech Fortune Development Limited	1,000	1	—	100
Union Fortune Development Limited	10,000	1	—	100
Vansittart Investment Limited	2	1	—	100
* Victory City Enterprises Limited	2	1	—	100
* Wichita Investment Limited	1,000	1	—	100
* Winjoy Development Limited	2	1	100	—
Winner Top Development Limited	2	1	100	—
(C) FINANCE				
* China Property Finance Limited	2	1	—	100
Glory Jade Development Limited	1,000	1	—	100
Hardon International Finance Limited	10	1	—	60
* Hency Finance Limited	2	1	—	100
* Henderson Cyber Finance Limited	2	1	—	100
* Henderson (China) Finance Limited	10,000	1	—	100
Henderson International Finance Limited	250,000	100	100	—
Henderson Investment Credit Limited	2	1	—	100
Henderson Investment Finance Limited	1,000	100	—	100
Henderson Investment Credit (2000) Limited	2	1	—	100
Henderson Investment Credit (2004) Limited	2	1	—	100
Henderson Investment Finance (2000) Limited	2	1	—	100
Henderson Land Credit (2001) Limited	2	1	100	—
Henderson Land Credit (2004) Limited	2	1	100	—
Henderson Land Finance (2000) Limited	2	1	100	—
Henderson Property Finance Limited	2	1	100	—
* Henderson Real Estate Finance Limited	2	1	100	—
* Henson International Finance Limited (incorporated and operates in the Cayman Islands)	1	US$1	100	—
* Hiram Assets Limited (incorporated and operates in the British Virgin Islands)	1	US$1	—	100
Post East Finance Company Limited	2	1	100	—
Reneco International Limited	2	1	—	100
West Chelsea Holdings Co. Limited (incorporated and operates in the British Virgin Islands)	2	US$1	100	—
West Chelsea Holdings Co. Limited (incorporated and operates in the British Virgin Islands)	126,677,935***	US$1	100	—

at 30th June, 2005

	Particulars of issued shares: Number of ordinary shares	Par value HK$	% of shares held by: The Company	Subsidiaries
(D) CONSTRUCTION				
E Man Construction Company Limited	350,000	100	100	—
Heng Lai Construction Company Limited	2	1	100	—
Heng Shung Construction Company Limited	2	1	100	—
Heng Tat Construction Company Limited	2	100	100	—
(E) PROPERTY MANAGEMENT				
(i) Incorporated and operates in Hong Kong				
Beverly Hill (Estate Management) Limited	2	1	—	100
Fanling Centre (Management) Limited	2	1	—	100
Flora Plaza Management Limited	10	1	—	60
Goodwill Investment Property Management Limited (formerly known as Henderson Investment Credit (2001) Limited)	2	1	—	100
Goodwill Management Limited	2	1	—	100
Hang On Estate Management Limited	2	1	—	100
Hang Yick Properties Management Limited	100,000	100	100	—
Metro City Management Limited	2	1	—	100
Metro Harbourview Management Limited	2	1	—	100
Sheung Shui Centre Management Limited	2	1	—	100
Sunshine City Property Management Limited	2	1	—	100
Well Born Real Estate Management Limited	2	1	100	—
(ii) Incorporated in Hong Kong and operates in the PRC				
* Hansen (China) Property Management Company Limited	2	1	—	100

(iii) Established and operates in the PRC	Issued/contributed registered capital	% of equity interest held by: The Company	Subsidiaries
·* Beijing Henghua Property Management Co., Ltd.	US$700,000	—	75
-#* Guangdong Hengbao Property Management Co., Ltd.	RMB1,000,000	—	100

at 30th June, 2005

		Particulars of issued shares		% of shares held by	
		Number of ordinary shares	Par value HK$	The Company	Subsidiaries
(F)	**INVESTMENT HOLDING**				
(i)	**Incorporated and operates in Hong Kong**				
	Ace Winner Development Limited	2	1	—	100
	Capital Gold Development Limited	2	1	—	100
	China Investment Group Limited	300,000	1,000	—	64.06
	Citiright Development Limited	2	1	100	—
	Disralei Investment Limited	2	1	—	100
	Disralei Investment Limited	1,000**	1	—	100
	Goodmark Development Limited	2	1	—	100
	Graf Investment Limited	2	1	—	100
	Graf Investment Limited	2**	100	—	100
*	Henderson (China) Investment Company Limited	2	1	—	100
*	Henderson (China) Investment Company Limited	2**	1	—	100
	Henderson Investment Limited	2,817,327,395	0.20	—	73.48
*	Henderson Sun Investment Company Limited	10,000,000	1	—	70
	Linden Development Limited	10,000	1	85	—
	Macrostar Investment Limited	2	1	—	100
*	Main Eagle Limited	2	1	—	100
	Medley Investment Limited	2	1	—	100
	Medley Investment Limited	2**	100	—	100
	Mount Sherpa Limited	2	1	—	100
	Mount Sherpa Limited	2**	10	—	100
	Nation Team Development Limited	2	1	—	80
	Paillard Investment Limited	2	1	—	100
	Paillard Investment Limited	2**	100	—	100
	Shiu Kien Development Company Limited	1,500	1	—	100
	Shiu Kien Development Company Limited	150,000**	100	—	100
	Winner Glory Development Limited	2	1	—	100
	Wiselin Investment Limited	2	1	—	100
(ii)	**Incorporated and operates in the British Virgin Islands**				
*	Citimax Investment Limited	1	US$1	—	100
	Felix Technology Limited	1	US$1	—	100
	Higgins Holdings Limited	1	US$1	—	100
	Kingsview International Limited	1	US$1	—	100
*	Konet Investment Limited	2	US$1	—	100
	Multiglade Holdings Limited	1	US$1	—	100
	Newspeed Technology Limited	1	US$1	—	100
	Podar Limited	1	US$1	—	100
	Rejoice Investments Limited	1	US$1	—	100
*	Spaceworld Limited	2	US$1	—	100
	St. Helena Holdings Co. Limited	3	US$1	—	100
*	Superweb Limited	1	US$1	—	100
	Threadwell Limited	1	US$1	—	100
	Topgoal Limited	1	US$1	—	100
(iii)	**Incorporated in the British Virgin Islands and operates in Hong Kong**				
	Hinlon Limited	1	US$1	—	100
	Jetsome Limited	1	US$1	—	100
	Midlink Limited	1	US$1	—	100

at 30th June, 2005

	Particulars of issued shares		% of shares held by	
	Number of ordinary shares	Par value HK$	The Company	Subsidiaries
(F) INVESTMENT HOLDING (cont'd)				
(iv) Incorporated in the Cayman Islands and operates in Hong Kong				
* Henderson Cyber Limited	5,000,000,000	0.1	—	66.85
(v) Incorporated in Singapore and operates in the PRC				
Sin Cheng Holdings Pte Ltd	1,200,000	S$1	—	66
(vi) Incorporated in Bermuda and operates in the PRC				
* Henderson China Holdings Limited	497,776,205	1	—	65.32
(vii) Incorporated in Hong Kong and operates in the PRC				
* Hang Seng Quarry Company Limited	10,000	1	64	—
* Henfield Properties Limited	10,000	1	—	60
* Ranki Development Limited	2	1	—	100
* Shellson International Limited	100	1	—	75
(G) DEPARTMENT STORE OPERATION				
Citistore Limited	2	1	—	100
(H) HOTEL AND SERVICE APARTMENT MANAGEMENT AND OPERATION				
Gold Eagle Management Limited	2	1	—	100
* Hector Investment Limited	1,000	100	100	—
Henderson Hotel Management Limited	2	1	—	100
Newton Hotel Hong Kong Limited	2	1	—	100
Newton Hotel Kowloon Limited	2	1	—	100
Newton Inn (North Point) Limited	2	1	100	—
(I) PROFESSIONAL SERVICE AND OTHERS				
* Henderson Club Limited	2	1	100	—
Megastrength Security Services Company Limited	10,000	1	—	100
Megastrength Security Services Company Limited	400***	1	—	25
(J) MANAGEMENT AND AGENCY SERVICES				
* Henderson (China) Real Estate Agency Limited	2	1	—	100
Henderson Property Agency Limited	200,000	1	—	100
* Henderson Real Estate Agency Limited	2	100	100	—

at 30th June, 2005

	Particulars of issued shares Number of ordinary shares	Par value HK$	% of shares held by The Company	Subsidiaries
(K) INFRASTRUCTURE				
(i) Incorporated and operates in Hong Kong				
* Benson Industries Limited	2	1	—	100

	Issued/contributed registered capital	% of equity interest held by The Company	Subsidiaries
(ii) Established and operates in the PRC			
Sino-Foreign Equity Joint Venture Enterprise			
Hang Zhou Henderson Qianjiang Third Bridge Company, Limited	RMB200,000,000	—	55.69
Sino-Foreign Co-operative Joint Venture Enterprise			
Maanshan Huan Tong Highway Development Limited	RMB99,450,000	—	49
Ningbo Rayter Highway Development Company Limited	RMB96,000,000	—	39
Ningbo Wise Link Highway Development Company Limited	RMB56,000,000	—	39
Ningbo Nickwell Highway Development Company Limited	RMB88,000,000	—	39
Tianjin Wanqiao Project Development Company Limited	RMB20,000,000	—	70
Tianjin Jinning Roads Bridges Construction Development Company Limited	RMB23,680,000	—	70

	Particulars of issued shares Number of ordinary shares	Par value HK$	% of shares held by The Company	Subsidiaries
(L) INFORMATION TECHNOLOGY				
* Jensome Technology Limited	2	1	—	100
* Future Home Limited	2	1	—	100
* Henderson Data Centre Limited	2	1	—	100
* iCare.com Limited	2	1	—	100

* *Companies audited by KPMG*
** *Non-voting deferred shares*
+ *A Shares*
++ *B Shares*
+++ *Preference Shares*

The company name in English is a direct translation of its registered name in Chinese.
@ *These represent the profit sharing percentage in the respective subsidiaries.*
• *Sino-Foreign Equity Joint Venture Enterprise.*
^ *Sino-Foreign Co-operative Joint Venture Enterprise.*
- *Wholly Foreign-Owned Enterprise.*

The above list gives the principal subsidiaries of the Group which, in the opinion of the directors, materially affect the profit or assets of the Group.

at 30th June, 2005

Details of principal associates, which are incorporated and operate in Hong Kong unless otherwise stated, are as follows:—

	% of equity interest held by		
	The Company	Subsidiaries	Principal activities
Listed			
The Hong Kong and China Gas Company Limited	—	37.15	Towngas supply
Hong Kong Ferry (Holdings) Company Limited	—	31.33	Property development and investment
Miramar Hotel & Investment Company Limited	—	44.21	Hotel operation
Unlisted			
Best Homes Limited	40	—	Property development
Booneville Company Limited	50	—	Operation of restaurants
Feswin Investment Limited	—	50	Investment holding
Harvest Development Limited	—	50	Property development
Lane Success Development Limited	—	50	Property development
Lucky Country Development Limited	—	50	Property investment
Mandy Investment Company Limited	—	50	Property development
Perlin Development Limited	—	50	Investment holding
Quickcentre Properties Limited (incorporated and operates in the British Virgin Islands)	—	50	Investment holding
Shanghai Heng Chang Real Estate Development Co., Ltd. (established and operates in the PRC)	—	49	Property development
Shinning Worldwide Limited (incorporated and operates in the British Virgin Islands)	—	45	Investment holding
Star Play Development Limited	—	33.33	Property investment
Sweet View Properties Limited	—	20	Property investment
Triple Wide Company Limited	—	33.33	Investment holding
Win Harbour Investment Limited	33.33	—	Investment holding
2OK Company Limited	—	50	Finance

The above list gives the principal associates of the Group which, in the opinion of the directors, materially affect the profit or assets of the Group.

at 30th June, 2005

Details of principal jointly controlled entities, which are incorporated and operate in Hong Kong unless otherwise stated, are as follows:—

	% of equity interest held by		
	The Company	Subsidiaries	Principal activities
Beijing Youyi Shopping City Co., Ltd. Beijing Lufthansa Centre (established and operates in the PRC)	—	50	Retailing
Billion Ventures Limited (incorporated and operates in the British Virgin Islands)	—	50	Investment holding
Cheuk Kwan Company Limited	—	50	Property development
Central Waterfront Property Investment Holdings Limited (incorporated and operates in the British Virgin Islands)	—	50	Investment holding
Daily Win Development Limited	—	25	Property investment
Everise (H.K.) Limited	—	50	Investment holding
Happy Profit Investment Limited	—	50	Property development
Jade Land Resources Limited	—	25	Property development
Karnold Way Limited	—	24.59	Finance
Lucky Gain Development Limited	50	—	Property development
NSW (Holdings) Limited (incorporated and operates in the British Virgin Islands)	—	50	Investment holding
Newfoundworld Holdings Limited	—	20	Property development
Pacific Jumbo Development Limited	—	50	Property development
Perfect Luck Enterprises Limited	—	50	Property development
Prime Champ Limited	—	50	Property development
Pure Jade Limited	—	20	Property development
Sky Fair Limited	—	50	Property development
Topcycle Development Limited	—	50	Property development
Urban-WellBorn Property Management Limited	—	50	Property management
Yieldway International Limited	—	50	Property development

The above list gives the principal jointly controlled entities of the Group which, in the opinion of the directors, materially affect the profit or assets of the Group.

Board of Directors

- * **Dr. Lee Shau Kee**
  D.B.A. (Hon.), D.S.Sc. (Hon.), LL.D. (Hon.)
  Chairman and Managing Director
- △ **The Hon. Lo Tak Shing**
  G.B.M., J.P.
  Vice Chairman
- * **Lee Ka Kit**
  Vice Chairman
- * **Colin Lam Ko Yin**
  B.Sc., A.C.I.B., M.B.I.M., F.C.I.L.T.
  Vice Chairman
- * **Lee Ka Shing**
  Vice Chairman
- △ **Sir Po-shing Woo**
  Hon. LL.D., F.C.I.Arb., F.I. Mgt., F.Inst.D., F.H.K.M.A.
- △ **Lee Tat Man**
- △ **Leung Hay Man**
  F.R.I.C.S., F.C.I.Arb., F.H.K.I.S.
- △ **Angelina Lee Pui Ling**
  J.P., LL.B., F.C.A.
- △ **Kan Fook Yee**
  S.B.S., F.H.K.I.S., F.C.I.Arb.
- * **Lee King Yue**
- * **Fung Lee Woon King**
- * **Leung Sing**
- * **Eddie Lau Yum Chuen**
- * **Li Ning**
  B.Sc., M.B.A.
- * **Patrick Kwok Ping Ho**
  B.Sc., M.Sc., Post-Graduate Diploma in Surveying, A.C.I.B.
- * **Ho Wing Fun**
- * **John Yip Ying Chee**
  LL.B., F.C.I.S.
- * **Suen Kwok Lam**
  M.H., F.H.I.R.E.A.
- # **Gordon Kwong Che Keung**
  F.C.A.
- # **Professor Ko Ping Keung**
  Ph.D., F.I.E.E.E., F.H.K.I.E., J.P.
- # **Wu King Cheong**
  B.B.S., J.P.
- △ **Vincent Liang**
  J.P.
  (Alternate Director to The Hon. Lo Tak Shing)
- △ **Jackson Woo Ka Biu**
  M.A. (Oxon)
  (Alternate Director to Sir Po-shing Woo)

Company Secretary

Timon Liu Cheung Yuen
B.Ec., F.C.P.A., C.A.(Aust.), F.C.S., F.C.I.S.

Audit Committee

Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong
Leung Hay Man

Remuneration Committee

Dr. Lee Shau Kee
Colin Lam Ko Yin
Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong

Registered Office

72-76/F., Two International Finance Centre,
8 Finance Street, Central, Hong Kong

Telephone : (852) 2908 8888
Facsimile : (852) 2908 8838
Internet : http://www.hld.com
E-Mail : henderson@hld.com

Registrars

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre,
183 Queen's Road East,
Hong Kong

Share Listing

Primary listing :
The Stock Exchange of Hong Kong Limited

Secondary listing :
The Tokyo Stock Exchange

Authorised Representatives

Colin Lam Ko Yin
Timon Liu Cheung Yuen

Auditors

KPMG

* Executive Directors
△ Non-executive Directors
Independent Non-executive Directors

Solicitors

Lo & Lo
Woo, Kwan, Lee & Lo
Yung, Yu, Yuen & Co.

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
Bank of China (Hong Kong) Limited
The Bank of East Asia, Limited
Standard Chartered Bank

Group Executives

Lee Shau Kee
D.B.A. (Hon.), D.S.Sc. (Hon.), LL.D. (Hon.)
General Manager

Lee Ka Kit
Deputy General Manager

Colin Lam Ko Yin
B.Sc., A.C.I.B., M.B.I.M., F.C.I.L.T.
Deputy General Manager

Lee Ka Shing
Deputy General Manager

John Yip Ying Chee
LL.B., F.C.I.S.
Assistant General Manager

Ho Wing Fun
Assistant General Manager

Departmental Executives

Group Business Development Department
John Yip Ying Chee
LL.B., F.C.I.S.
General Manager

Project Management Department
Lau Chi Keung
M.H., J.P., F.R.I.C.S., F.H.K.I.S., A.C.I.Arb.,
Authorised Person
General Manager

David Francis Dumigan
B.Sc., C. Eng., M.I.C.E., M.H.K.I.E.
Deputy General Manager

Simon Fok Man Kin
B.A.A.S. (Hons), B.ARCH., H.K.I.A., R.I.B.A., A.R.A.I.A.,
Registered Architect, Authorised Person
Architect

Property Development Department
Augustine Wong Ho Ming
M.Sc., F.H.K.I.S., M.R.I.C.S., M.C.I.Arb., R.P.S. (G.P.)
General Manager

Shuki Leung Shu Ki
B.A. (Hons), M.H.K.I.P., M.R.T.P.I.,
M.C.I.P., R.P.P. (HK), M.C.I.T., A.C.I. Arb., A.H.K.I. Arb.
Deputy General Manager

Property Planning Department
Leung Kam Leung
F.R.I.C.S., F.H.K.I.S., R.P.S. (G.P.)
General Manager

Construction Department
Leung Sing
General Manager

Peter Mok Kwok Woo
C. Eng., M.Sc., M.I.Struct. E., M.I.H.T., F.H.K.I.C.M., F.H.K.I.E.
Deputy General Manager

Engineering Department
Stephen Cheng Yuk Lun
B.Sc. (Eng), C. Eng., M.H.K.I.E., M.I.C.E., M.I. Struct. E.
General Manager

Building Quality Planning Department
Eddy Lam Sik Kong
General Manager

Sales Department
Tony Tse Wai Chuen
General Manager

Yue Suen Mau
Deputy General Manager (Promotion)

Portfolio Leasing Department
Margaret Lee Pui Man
B.Hum. (Hons)
General Manager

Patrick Sit Pak Wing
A.C.I.S., F.H.I.R.E.A.
Deputy General Manager

General Manager's Department
Karsky Ngai Tung Hai
A.R.I.C.S., A.H.K.I.S., A.A.C.I.
Manager

Finance Department
Eddie Lau Yum Chuen
Executive Director

Lee King Yue
Executive Director

Patrick Kwok Ping Ho
B.Sc., M.Sc., Post-Graduate Diploma in Surveying, A.C.I.B.
Director and General Manager

Cashier Department
Fung Lee Woon King
Treasurer

Special Projects Department
Li Ning
B.Sc., M.B.A.
Director

Customer Services Department
Ng Ngok Kwan
General Manager

Property Management Department
Suen Kwok Lam
M.H., F.H.I.R.E.A.
Property Management Executive Director

Marina Club
Winnie Ng Yuen May
Manager

Personnel Department
Colin Lam Ko Yin
B.Sc., A.C.I.B., M.B.I.M., F.C.I.L.T.
General Manager

Accounts Department
Ho Wing Fun
General Manager

Audit Department
Thomas Choi Kam Fai
General Manager

EDP Department
Au Tit Ying
B.Sc., Grad. Dip. Com. (I.S.)
General Manager

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Company will be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Monday, 5th December, 2005 at 11:45 a.m. to transact the following businesses:

1 To receive and consider the Audited Statement of Accounts and the Reports of the Directors and Auditors for the year ended 30th June, 2005.

2 To declare a Final Dividend.

3 To re-elect retiring Directors and authorise the Board of Directors to fix the Directors' remuneration.

4 To re-appoint Auditors and authorise the Directors to fix their remuneration.

5 To consider as special businesses and, if thought fit, pass the following resolutions as Ordinary Resolutions:

(A) "THAT:

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to repurchase ordinary shares of HK$2.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company to be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(B) "THAT:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options (including warrants, bonds, debentures, notes and other securities convertible into shares in the Company) which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription rights attaching to any warrants which may be issued by the Company, or (iv) the exercise of the conversion rights under the existing convertible notes issued by a subsidiary of the Company and convertible into shares in the Company, or (v) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(b) for the purposes of this Resolution:

"Relevant Period" shall have the same meaning as assigned to it under Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting; and

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "THAT:

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) of item no. 5 as set out in the notice convening this Meeting be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 27th October, 2005

Registered Office:
72-76/F., Two International Finance Centre,
8 Finance Street, Central,
Hong Kong.

Notes:

(1) A Member of the Company entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and on a poll, to vote instead of him. A proxy need not be a member. Form of proxy must be lodged at the registered office of the Company at 72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

(2) The Register of Members of the Company will be closed from Wednesday, 30th November, 2005 to Monday, 5th December, 2005, both days inclusive, during which period no requests for transfer of shares will be accepted.

(3) In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 29th November, 2005.

(4) An explanatory statement containing further details concerning Ordinary Resolution (A) of item 5 above will be sent to Members together with the 2005 Annual Report.

(5) Concerning Ordinary Resolutions (B) and (C) of item 5 above, approval is being sought from Members, as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, that in the event it becomes desirable for the Company to issue any new shares of the Company, the Directors are given flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital plus the number of shares repurchased by the Company pursuant to the general mandate approved in Ordinary Resolution (A) of item 5 above. The Directors, however, have no immediate plans to issue any new shares of the Company.

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

South China Morning Post
Published on 27th October, 2005

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Incorporated in Hong Kong with limited liability

(Stock Code: 0012)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Company will be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Monday, 5th December, 2005 at 11:45 a.m. to transact the following businesses:

1. To receive and consider the Audited Statement of Accounts and the Reports of the Directors and Auditors for the year ended 30th June, 2005.
2. To declare a Final Dividend.
3. To re-elect retiring Directors and authorise the Board of Directors to fix the Directors' remuneration.
4. To re-appoint Auditors and authorise the Directors to fix their remuneration.
5. To consider as special businesses and, if thought fit, pass the following resolutions as Ordinary Resolutions:

(A) "THAT:

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to repurchase ordinary shares of HK$2.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company to be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(B) "THAT:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options (including warrants, bonds, debentures, notes and other securities convertible into shares in the Company) which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription rights attaching to any warrants which may be issued by the Company, or (iv) the exercise of the conversion rights under the existing convertible notes issued by a subsidiary of the Company and convertible into shares in the Company, or (v) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(b) for the purposes of this Resolution:

"Relevant Period" shall have the same meaning as assigned to it under Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting; and

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "THAT:

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) of item no. 5 as set out in the notice convening this Meeting be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 27th October, 2005

Registered Office:
72-76/F., Two International Finance Centre,
8 Finance Street, Central,
Hong Kong.

Notes:

(1) A Member of the Company entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and on a poll, to vote instead of him. A proxy need not be a member. Form of proxy must be lodged at the registered office of the Company at 72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

(2) The Register of Members of the Company will be closed from Wednesday, 30th November, 2005 to Monday, 5th December, 2005, both days inclusive, during which period no requests for transfer of shares will be accepted.

(3) In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 29th November, 2005.

(4) An explanatory statement containing further details concerning Ordinary Resolution (A) of item 5 above will be sent to Members together with the 2005 Annual Report.

(5) Concerning Ordinary Resolutions (B) and (C) of item 5 above, approval is being sought from Members, as a general mandate in compliance with Section 57B of the Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, that in the event it becomes desirable for the Company to issue any new shares of the Company, the Directors are given flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital plus the number of shares repurchased by the Company pursuant to the general mandate approved in Ordinary Resolution (A) of item 5 above. The Directors, however, have no immediate plans to issue any new shares of the Company.

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee King Yue, Fung Lee Woon King, Leung Sing, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Ho Wing Fun, John Yip Ying Chee and Suen Kwok Lam; (2) non-executive directors: Lo Tak Shing, Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man, Kan Fook Yee, Vincent Liang (as alternate to Lo Tak Shing) and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

THIS CIRCULAR REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Henderson Land Development Company Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
恒基兆業地産有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0012)

PROPOSALS FOR

GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES

AND

RE-ELECTION OF THE RETIRING DIRECTORS

A notice convening the annual general meeting of the Company to be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on 5th December, 2005 at 11:45 a.m. is set out in the Annual Report for the year ended 30th June, 2005.

27th October, 2005

CONTENTS

In this circular, unless the context requires otherwise, the expressions as stated below will have the following meanings:

"Articles of Association"	the Articles of Association of the Company;
"Annual General Meeting"	the annual general meeting of the Company to be held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on 5th December, 2005 at 11:45 a.m.;
"Chairman"	the chairman presiding at any meeting of members or of the board of Directors;
"Company"	Henderson Land Development Company Limited;
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the laws of Hong Kong) and any amendments thereto;
"Directors"	the directors of the Company;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange;
"Issue Mandate"	the general and unconditional mandate to allot, issue and deal with Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the resolution approving the Issue Mandate;
"Latest Practicable Date"	19th October, 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular;
"Notice"	the notice convening the Annual General Meeting dated 27th October, 2005 contained in the Company's annual report for the year ended 30th June, 2005;
"Repurchase Mandate"	the general mandate to exercise the power of the Company to repurchase Shares not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing of the resolution approving the Repurchase Mandate;

"Shares"	the shares of nominal value of HK$2.00 each in the share capital of the Company;
"Shareholders"	registered holders of the Shares;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers; and
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong.

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
恒基兆業地產有限公司

(Incorporated in Hong Kong with limited liability)

Executive Directors:
Dr. Lee Shau Kee
(Chairman and Managing Director)
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
Lee King Yue
Fung Lee Woon King
Leung Sing
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho
Ho Wing Fun
John Yip Ying Chee
Suen Kwok Lam

Non-executive Directors:
The Hon. Lo Tak Shing *(Vice Chairman)*
Sir Po-shing Woo
Leung Hay Man
Angelina Lee Pui Ling
Lee Tat Man
Kan Fook Yee
Vincent Liang
(Alternate Director to The Hon. Lo Tak Shing)
Jackson Woo Ka Biu
(Alternate Director to Sir Po-shing Woo)

Independent Non-executive Directors:
Gordon Kwong Che Keung
Professor Ko Ping Keung
Wu King Cheong

Registered Office:
72-76/F., Two International Finance Centre,
8 Finance Street, Central,
Hong Kong

27th October, 2005

To the Shareholders of the Company

Dear Sir or Madam,

PROPOSALS FOR

GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES AND RE-ELECTION OF THE RETIRING DIRECTORS

The purpose of this circular is to provide you with information regarding the proposals for the Repurchase Mandate, the Issue Mandate and the re-election of the retiring Directors and to seek your approval at the Annual General Meeting in connection with, inter alia, such matters.

PROPOSED GENERAL MANDATES TO REPURCHASE THE COMPANY'S OWN SHARES AND TO ISSUE SHARES

At the annual general meeting held on 6th December, 2004, general mandates were given to the Directors: (i) to exercise the powers of the Company to repurchase Shares up to a maximum of 10 per cent. of the issued share capital of the Company as at the date of the ordinary resolution and (ii) to allot, issue and deal with Shares not exceeding 20 per cent. of the issued share capital of the Company as at the date of the ordinary resolution. Such mandates will lapse at the conclusion of the Annual General Meeting.

An ordinary resolution set out in the Notice will be proposed at the Annual General Meeting to grant the Repurchase Mandate to the Directors.

The Repurchase Mandate would continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by law or the Articles of Association to be held or until the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever is the earlier.

Separate ordinary resolutions will also be proposed at the Annual General Meeting to grant the Issue Mandate by way of a general mandate to the Directors and extending the Issue Mandate by adding to it the number of Shares repurchased by the Company under the Repurchase Mandate.

The explanatory statement required by the Listing Rules and the Companies Ordinance to be included in this circular is set out in Appendix I hereto.

PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS

In accordance with Article 99 of the Articles of Association, Mr. Wu King Cheong shall retire at the Annual General Meeting and, being eligible, has offered himself for re-election. Moreover, in accordance with Article 116 of the Articles of Association, Mr. Lee Ka Kit, Mr. Lee Ka Shing, Mr. Lee King Yue, Mr. Patrick Kwok Ping Ho, Mr. Suen Kwok Lam, Mr. Lee Tat Man and Mrs. Angelina Lee Pui Ling, shall retire by rotation at the Annual General Meeting and, being eligible, have offered themselves for re-election.

Their biographical details which are required to be disclosed by the Listing Rules are set out in Appendix II to this circular.

DEMAND FOR POLL AT THE ANNUAL GENERAL MEETING

In accordance with Article 80 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded or otherwise required under the Listing Rules. A poll may be demanded:

(a) by the Chairman; or

(b) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(d) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

In accordance with Article 96 of the Articles of Association, any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

Whether or not you intend to attend the Annual General Meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company's registered office at 72-76/F., Two International Finance Centre, 8 Finance Street, Central, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting. The return of a form of proxy will not preclude you from attending and voting in person if you so wish.

Yours faithfully,
Lee Shau Kee
Chairman

This explanatory statement constitutes the memorandum required under section 49BA(3)(b) of the Companies Ordinance and contains all the information required under the Listing Rules for you to consider the Repurchase Mandate.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,814,580,000 Shares.

Subject to the passing of the ordinary resolution number 5(A) set out in the Notice and on the basis that no further Shares are issued or repurchased prior to the date of the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 181,458,000 Shares.

2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its Shareholders. An exercise of the Repurchase Mandate may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per share and/or earnings per share of the Company and will only be made when the Directors believe that a repurchase of Shares will benefit the Company and the Shareholders.

3. FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the company or the proceeds of a new issue of shares made for the purpose of the repurchase and any premium payable on repurchase shall be paid out of distributable profits of the Company. If such repurchased Shares were issued at a premium, any premium payable on repurchase may be paid out of the proceeds of a fresh issue of Shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

Pursuant to the Repurchase Mandate, repurchases would be financed by the Company's internal resources and/or available banking facilities.

An exercise of the Repurchase Mandate in full could have a material adverse impact on the working capital or gearing position of the Company compared with that as at 30th June, 2005, being the date of its last audited accounts. The Directors do not, however, intend to make any repurchase in circumstances that would have a material adverse impact on the working capital or gearing position of the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months were as follows:

		Highest HK$	Lowest HK$
2004	October	38.50	35.70
	November	41.50	35.90
	December	41.10	38.60
2005	January	40.70	34.60
	February	37.10	35.10
	March	36.80	34.20
	April	36.40	33.50
	May	36.80	33.90
	June	37.40	34.70
	July	39.50	35.45
	August	41.15	37.60
	September	40.00	37.70

5. UNDERTAKING AND DISCLOSURE OF INTERESTS

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, has any present intention to sell any Shares to the Company under the Repurchase Mandate if the same is approved by the Shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Mandate and in accordance with the Listing Rules, the Companies Ordinance and any other applicable laws of Hong Kong.

6. TAKEOVERS CODE AND SHARE REPURCHASES

If a Shareholder's proportionate interest in the voting rights of the Company increases as a result of the Directors exercising the powers of the Company to repurchase Shares pursuant to the Repurchase Mandate, such increase will be treated as an acquisition of voting rights for the purposes of Rule 32 of the Takeovers Code. Accordingly, a Shareholder or group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code. The controlling shareholder of the Company owns 61.88% of the existing share capital of the Company. If the present shareholdings and capital structure of the Company remain the same, the Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any repurchases made under the Repurchase Mandate. However, the Directors will not exercise the Repurchase Mandate such that the minimum amount of Shares held by the public will fall below 25% of the issued share capital of the Company, being the minimum public float requirement under the Listing Rules.

7. SHARE PURCHASE MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

The following are the biographical details of Mr. Wu King Cheong, who shall retire at the Annual General Meeting in accordance with Article 99 of the Company's Articles of Association and being eligible, has offered himself for re-election.

WU King Cheong, *B.B.S., J.P.*, aged 54, has been an Independent Non-executive Director of the Company since 17th January, 2005. He is a Councillor of the Eastern District Council of the Hong Kong Special Administrative Region, Assistant Treasurer of the Chinese General Chamber of Commerce, Member of Hong Kong Housing Authority, Member of Statistics Advisory Board of the HKSAR, the Honorary Permanent President of the Chinese Gold & Silver Exchange Society and the Permanent Honorary President of the Hong Kong Stockbrokers Association. He is an executive director of Lee Cheong Gold Dealers Limited. He is also an independent non-executive director of Yau Lee Holdings Limited, Chevalier iTech Holdings Limited, Henderson Investment Limited, Hong Kong Ferry (Holdings) Company Limited and Miramar Hotel and Investment Company, Limited, all of which are companies listed on the Stock Exchange. Save as disclosed herein, Mr. Wu has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Wu had no relationship with any Directors, senior management, substantial or controlling shareholders of the Company, and did not have any interests in the shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As at the Latest Practicable Date, the term of office of Mr. Wu was fixed for a specific term until 31st December, 2007 and he is subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of shareholders of the Company at general meetings. He was entitled to a fixed annual remuneration of HK$300,000 per annum for acting as an Independent Non-executive Director, a member of the Audit Committee and a member of the Remuneration Committee of the Company, which is determined by reference to his duties and responsibilities. For the year ended 30th June, 2005, he was entitled to receive director's fees of HK$70,000 and other remuneration of HK$215,000 from the Group.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

The following are the biographical details of Mr. Lee Ka Kit, Mr. Lee Ka Shing, Mr. Lee King Yue, Mr. Patrick Kwok Ping Ho, Mr. Suen Kwok Lam, Mr. Lee Tat Man and Mrs. Angelina Lee Pui Ling all of whom shall retire by rotation at the Annual General Meeting in accordance with Article 116 of the Company's Articles of Association and, being eligible, have offered themselves for re-election.

LEE Ka Kit, aged 42, National Committee Member of Political Consultative Conference, PRC, has been an Executive Director of the Company since 1985 and Vice Chairman since 1993. He was educated in the United Kingdom and has been primarily responsible for the development of the PRC business of Henderson Land Group since he joined the Company in 1985. Mr. Lee is also the vice chairman of Henderson Investment Limited, an executive director of Henderson Cyber Limited and a director of The Hong Kong and China Gas Company Limited, all of which are companies listed on the Stock Exchange as well as the chairman and president of Henderson China Holdings Limited (being a listed company in Hong Kong until its privatisation on 15th August, 2005). He is also a director of various members of the Group. Save as disclosed herein, Mr. Lee has not held any other directorships in listed public companies in the last three years. He is the son of Dr. Lee Shau Kee, the brother of Ms. Lee Pui Man, Margaret and Mr. Lee Ka Shing and the brother-in-law of Mr. Li Ning.

As at the Latest Practicable Date, Mr. Lee was taken to be interested in 1,122,938,300 shares in the Company (representing 61.88% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. He was taken to be interested in 2,075,859,007 shares (73.68%) in Henderson Investment Limited, 4,244,996,094 shares (84.90%) in Henderson Cyber Limited, 2,157,017,776 shares (38.85%) in The Hong Kong and China Gas Company Limited, 111,636,090 shares (31.33%) in Hong Kong Ferry (Holdings) Company Limited, 255,188,250 shares (44.21%) in Miramar Hotel and Investment Company, Limited, 8,190 (100%) ordinary A shares, 3,510 (100%) non-voting B shares and 15,000,000 (30%) non-voting deferred shares in Henderson Development Limited, 26,000 shares (100%) in Best Homes Limited, 10,000 shares (100%) in Feswin Investment Limited, 10,000 shares (100%) in Henfield Properties Limited, 100 shares (100%) in Heyield Estate Limited, 3,050 shares (33.33%) in Maxfine Development Limited, 10 shares (100%) in Perlin Development Limited, 3,240 shares (80%) in Pettystar Investment Limited, 2 shares (100%) in Quickcentre Properties Limited and 100 shares (100%) in Shellson International Limited, all of which are associated corporations of the Company, as disclosed in the Report of Directors of the Company for the financial year ended 30th June, 2005. Mr. Lee is a director of Henderson Development Limited (a controlling shareholder of the Company) which has interests in 1,122,745,800 shares in the Company, representing 61.87% of the issued share capital of the Company.

As at the Latest Practicable Date, Mr. Lee was not appointed for a specific term but is subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of shareholders of the Company at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30th June, 2005, he was entitled to receive director's fees of HK$110,000 and other remuneration of HK$4,074,000 from the Group.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

LEE Ka Shing, aged 34, a Committee Member of the 9th Guangxi Zhuangzu Zizhiqu Committee and of the 9th Foshan Committee of Political Consultative Conference, PRC, has been an Executive Director of the Company since 1993 and Vice Chairman since 2005. He was educated in Canada. He is also the vice chairman of Henderson Investment Limited, an executive director of Henderson Cyber Limited , a director of The Hong Kong and China Gas Company Limited and Miramar Hotel and Investment Company, Limited, all of which are companies listed on the Stock Exchange, as well as an executive director of Henderson China Holdings Limited (being a listed company in Hong Kong until its privatisation on 15th August, 2005). He is also a director of various members of the Group. Save as disclosed herein, Mr. Lee has not held any other directorships in listed public companies in the last three years. He is the son of Dr. Lee Shau Kee and the brother of Ms. Lee Pui Man, Margaret and Mr. Lee Ka Kit and brother-in-law of Mr. Li Ning.

As at the Latest Practicable Date, Mr. Lee was taken to be interested in 1,122,938,300 shares in the Company (representing 61.88% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. He was taken to be interested in 2,075,859,007 shares (73.68%) in Henderson Investment Limited, 4,244,996,094 shares (84.90%) in Henderson Cyber Limited, 2,157,017,776 shares (38.85%) in The Hong Kong and China Gas Company Limited, 111,636,090 shares (31.33%) in Hong Kong Ferry (Holdings) Company Limited, 255,188,250 shares (44.21%) in Miramar Hotel and Investment Company, Limited, 8,190 (100%) ordinary A shares, 3,510 (100%) non-voting B shares and 15,000,000 (30%) non-voting deferred shares in Henderson Development Limited, 26,000 shares (100%) in Best Homes Limited, 100 shares (100%) in Heyield Estate Limited, 3,240 shares (80%) in Pettystar Investment Limited, all of which are associated corporations of the Company, as disclosed in the Report of Directors of the Company for the financial year ended 30th June, 2005. Mr. Lee is a director of Believegood Limited (substantial shareholder of the Company) and is a director of Henderson Development Limited (a controlling shareholder of the Company) which have aggregate interests in 1,122,745,800 shares in the Company, representing 61.87% of the issued share capital of the Company.

As at the Latest Practicable Date, Mr. Lee was not appointed for a specific term but is subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of shareholders of the Company at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30th June, 2005, he was entitled to receive director's fees of HK$110,000 and other remuneration of HK$3,705,000 from the Group.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

LEE King Yue, aged 79, has been an Executive Director of the Company since 1976. He joined Henderson Development Limited, the parent company of the Company on its incorporation in 1973 and has been engaged with Chairman in property development for over 50 years. He is also an executive director of Henderson Investment Limited, which is a company listed on the Stock Exchange, and of Henderson China Holdings Limited (being a listed company in Hong Kong until its privatisation on 15th August, 2005), as well as a director of various members of the Group. Save as disclosed herein, Mr. Lee has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Lee was taken to be interested in 62,700 shares in the Company (representing less than 0.01% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. He was taken to be interested in 1,001,739 shares (0.04%) in Henderson Investment Limited and 5,383 shares (less than 0.01%) in Henderson Cyber Limited, both of which are associated corporations of the Company, as disclosed in the Report of Directors of the Company for the financial year ended 30th June, 2005. Mr. Lee is a director of Cameron Enterprise Inc. (which has a 8% shareholding interest in the Company), Yamina Investment Limited, Believegood Limited and South Base Limited (substantial shareholders of the Company), which have aggregate interests in 538,437,300 shares in the Company, representing 29.67% of the issued share capital of the Company.

As at the Latest Practicable Date, Mr. Lee was not appointed for a specific term but is subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of shareholders of the Company at general meetings. The director's fee payable to him shall be proposed and subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30th June, 2005, he was entitled to receive director's fees of HK$90,000 and other remuneration of HK$2,693,000 from the Group.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

KWOK Ping Ho, Patrick, *B.Sc., M.Sc., Post-Graduate Diploma in Surveying, A.C.I.B.*, aged 53, joined the Company in 1987 and has been an Executive Director since 1993. He holds a B.Sc. (Engineering) degree as well as a M.Sc. (Administrative Sciences) degree and he is also a holder of the Post-Graduate Diploma in Surveying (Real Estate Development). Mr. Kwok is an Associate Member of The Chartered Institute of Bankers of the United Kingdom and he had worked in the international banking field for more than 11 years with postings in London, Chicago, Kuala Lumpur, Singapore as well as in Hong Kong before joining the Company. Mr. Kwok is also an executive director of Henderson Investment Limited, which is a company listed on the Stock Exchange, and of Henderson China Holdings Limited (being a listed company in Hong Kong until its privatisation on 15th August, 2005), as well as a director of various members of the Group. Save as disclosed herein, Mr. Kwok has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Kwok had no relationship with any Directors, senior management or substantial or controlling shareholders of the Company and did not have any interests in the share in the Company within the meaning of Part XV of the Securities and Future Ordinance.

As at the Latest Practicable Date, Mr. Kwok was not appointed for a specific term but is subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of shareholders of the Company at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30th June, 2005, he was entitled to receive director's fees of HK$90,000 and other remuneration of HK$3,098,000 from the Group.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

SUEN Kwok Lam, *M.H., F.H.I.R.E.A*, aged 58, joined the Company in 1997 and has been an Executive Director of the Company since January 2002. He is the President of Hong Kong Association of Property Management Companies, a Council Member of Hong Kong Institute of Real Estate Administration and an individual Member of The Real Estate Developers Association of Hong Kong. He has over 35 years' experience in property management. He was awarded the Medal of Honour by the Government of the Hong

Kong Special Administrative Region in 2005. He is also an executive director of Henderson Investment Limited, which is a company listed on the Stock Exchange and a director of various members of the Group. Save as disclosed herein, Mr. Suen has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Suen had no relationship with any Directors, senior management or substantial or controlling shareholders of the Company and did not have any interests in the share in the Company within the meaning of Part XV of the Securities and Future Ordinance.

As at the Latest Practicable Date, Mr. Suen was not appointed for a specific term but is subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of shareholders of the Company at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30th June, 2005, he was entitled to receive director's fees of HK$70,000 and other remuneration of HK$5,945,000 from the Group.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

LEE Tat Man, aged 68, has been a Director of the Company since 1976 and is presently a Non-executive Director of the Company. He has been engaged in property development in Hong Kong for more than 30 years and is also an executive director of Henderson Investment Limited, which is a company listed on the Stock Exchange and a director of various members of the Group. Save as disclosed herein, Mr. Lee has not held any other directorships in listed public companies in the last three years. He is the brother of Dr. Lee Shau Kee and Madam Fung Lee Woon King.

As at the Latest Practicable Date, Mr. Lee was taken to be interested in 498,000 shares (representing 0.03% of the issued share capital of the Company) in the Company within the meaning of Part XV of the Securities and Futures Ordinance. He was taken to be interested in 6,666 shares (less than 0.01%) in Henderson Investment Limited and 33 shares (less than 0.01%) in Henderson Cyber Limited, both of which are associated corporations of the Company, as disclosed in the Report of Directors of the Company for the financial year ended 30th June, 2005. Mr. Lee is a director of Cameron Enterprise Inc. (which has a 8% shareholding interest in the Company), Henderson Development Limited, Rimmer (Cayman) Limited, Riddick (Cayman) Limited and Hopkins (Cayman) Limited (controlling shareholders of the Company), which have aggregate interests in 1,122,938,300 shares in the Company, representing 61.88% of the issued share capital of the Company.

As at the Latest Practicable Date, the term of office of Mr. Lee was fixed up to 31st December, 2007 and he is subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. He has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of shareholders of the Company at general meetings. The director's fee payable to him shall be subject to Shareholders' approval at general meetings. His other remuneration, if any, shall from time to time be determined by the Board with reference to his duties and responsibilities. For the year ended 30th June, 2005, he was entitled to receive director's fees of HK$70,000 from the Group.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

LEE Pui Ling, Angelina, *J.P., LL.B., F.C.A.*, aged 56, has been a Director of the Company since 1996 and was re-designated as Non-executive Director on 27th September, 2004. She is a practising solicitor and is also a Fellow of the Institute of Chartered Accountants in England and Wales. She is active in public services and currently serves on a number of statutory, advisory and appeal committees. She is also a director of Cheung Kong Infrastructure Holdings Limited, Great Eagle Holdings Limited and Tom Group Limited, and was until her resignation effective on 29th September, 2004 a director of Kerry Properties Limited, all of which are companies listed on the Stock Exchange. She is also an independent non-executive director of Henderson International Finance Limited, a subsidiary of the Company. Save as disclosed herein, Mrs. Lee has not held any other directorships in listed public companies in the last three years.

As at the Latest Practicable Date, Mrs. Lee had no relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company and was taken to be interested in 30,000 shares in the Company (representing less than 0.01% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance.

As at the Latest Practicable Date, the term of office of Mrs. Lee was fixed up to 31st December, 2007 and she is subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. She has not entered into nor proposed to enter into any service contracts which fall within the meanings of Rule 13.68 of the Listing Rules requiring the prior approval of shareholders of the Company at general meetings. The director's fee payable to her shall be proposed and subject to Shareholders' approval at general meetings. Her other remuneration, if any, shall from time to time be determined by the Board with reference to her duties and responsibilities. In respect of the year ended 30th June, 2005, she was entitled to receive director's fees of HK$50,000 from the Company.

Save as disclosed herein, there are no other matters relating to her re-election that need to be brought to the attention of the Shareholders.

重要通函　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並表明不會就本通函全部或任何部份內容而產生或引致的任何損失承擔任何責任。

閣下對本通函之內容**如有任何疑問**，應諮詢　閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有恒基兆業地產有限公司股份，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
恒基兆業地產有限公司

(於香港註冊成立之有限公司)
(股份代號：0012)

有關本公司購回股份及發行股份之一般授權及重選退任董事之建議

本公司謹訂於二零零五年十二月五日上午十一時四十五分假座香港中環金融街八號四季酒店海景禮堂召開股東週年大會，大會通告詳載於截至二零零五年六月三十日止年度之年報內。

二零零五年十月二十七日

目　錄

頁次

於本通函內，除文義另有所指外，下列詞彙將具有以下涵義：

「組織章程細則」	指	本公司之組織章程細則；
「股東週年大會」	指	謹訂於二零零五年十二月五日上午十一時四十五分假座香港中環金融街八號四季酒店海景禮堂舉行之本公司股東週年大會；
「主席」	指	主持股東會議或董事會議之主席；
「本公司」	指	恒基兆業地產有限公司；
「公司法」	指	香港法例第三十二章公司條例及其任何修訂；
「董事」	指	本公司董事；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中華人民共和國香港特別行政區；
「上市規則」	指	聯交所證券上市規則；
「發行授權」	指	配發、發行及處理不超過批准新發行授權之決議案獲通過當日本公司已發行股本總面值20% 之股份之一般無條件授權；
「最後實際可行日期」	指	二零零五年十月十九日，即本通函付印前之最後實際可行日期，用以確定本通函所載之若干資料；
「通告」	指	載於本公司截至二零零五年六月三十日止之年報內一份日期為二零零五年十月二十七日之股東週年大會通告；
「購回授權」	指	行使本公司之權力購回不超過批准購回授權之決議案獲通過當日本公司已發行股本總面值10% 之股份之一般授權；

「股份」	指	本公司股本中每股面值港幣2.00元之股份；
「股東」	指	股份之登記持有人；
「聯交所」	指	香港聯合交易所有限公司；
「收購守則」	指	香港公司收購及合併守則；及
「港幣」	指	港元，香港法定貨幣。

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
恒基兆業地產有限公司

(於香港註冊成立之有限公司)

執行董事：
李兆基博士 *(主席兼總經理)*
李家傑 *(副主席)*
林高演 *(副主席)*
李家誠 *(副主席)*
李鏡禹
馮李煥琼
梁昇
劉壬泉
李寧
郭炳濠
何永勳
葉盈枝
孫國林

獨立非執行董事：
鄺志強
高秉強教授
胡經昌

非執行董事：
羅德丞 *(副主席)*
胡寶星爵士
梁希文
李王佩玲
李達民
簡福飴
梁雲生 *(羅德丞先生之替代董事)*
胡家驃 *(胡寶星爵士之替代董事)*

註冊辦事處：
香港中環金融街八號
國際金融中心二期72-76樓

敬啟者：

有關本公司購回股份及發行股份之一般授權及重選退任董事之建議

本通函旨在向　閣下提供有關購回授權、發行授權及重選退任董事之建議詳情，及尋求　閣下在股東週年大會上批准(其中包括)該等事宜。

建議本公司購回股份及發行股份之一般授權

本公司於二零零四年十二月六日舉行之去屆股東週年大會上授予董事一般性授權：(i)行使本公司權力購回不超過本公司於普通決議案通過之日已發行股本10% 之股份及(ii)配發、發行及處理不超過本公司於普通決議案通過之日已發行股本20% 之股份。該等一般授權將於股東週年大會完畢後失效。

於股東週年大會上將提呈一項載於通告內之普通決議案，以授出購回授權予董事。

購回授權將維持有效，直至本公司下屆股東週年大會或法例或組織章程細則規定須召開下屆股東週年大會之期限屆滿時，或直至股東於股東大會上通過普通決議案撤回或修訂購回授權為止(以較早者為準)。

股東週年大會亦將提呈數項獨立普通決議案，以一般授權方式授出發行授權予董事及將該發行授權加入本公司根據購回授權而購回之股份數額。

上市規則及公司法規定的說明函件載述於本通函附錄(一)。

建議重選退任董事

根據組織章程細則第99條，胡經昌先生將於股東週年大會告退，惟彼已表示願意膺選連任。根據組織章程細則第116條，李家傑先生、李家誠先生、李鏡禹先生、郭炳濠先生、孫國林先生、李達民先生及李王佩玲女士將於股東週年大會輪席告退，惟彼等已表示願意膺選連任。

上市規則所規定須在本通函披露彼等之個人資料已載述於本通函附錄(二)。

要求於股東週年大會以點票方式表決之程序

根據組織章程細則第80條，於任何股東大會上提呈表決之決議案須以舉手表決方式進行，惟(於宣佈舉手表決結果之前或當時)以有效要求或根據上市規則以點票方式表決則作別論。以點票方式表決之要求可由下列人士提出：

(a) 主席；或

(b) 有權於大會上投票，並親身出席或由授委代表出席之最少三名股東；或

(c) 有權於大會上投票及持有佔全體股東之投票權總額不少於十分之一，並親身出席或由授委代表出席之一名或多名股東；或

(d) 一名或多名親身出席大會之股東或其授委代表，彼等須持有獲賦予可在大會上投票之本公司股份之實繳股款總額不少於附有該等權利之所有股份實繳股款總額十分之一之股份。

根據組織章程細則第96條，若本公司股東乃法團身份，可以其董事決議案或其任何監管機構決議案酌情授權任何人士代表出席本公司任何會議或本公司任何股東分類之會議。授委人可代表該法團行使該法團之所有權力；就該法團之權力而言，該法團將被視為猶如自然人身份作為本公司股東。

無論　閣下擬出席股東週年大會與否，務請按隨附的代表委任表格上印備的指示將表格填妥，並於股東週年大會指定舉行時間48小時前交回本公司之註冊辦事處，地址為香港中環金融街八號國際金融中心二期72-76樓。　閣下交回代表委任表格後，屆時仍可親身出席大會及於會上投票。

此致

本公司列位股東　台照

主席
李兆基
謹啟

二零零五年十月二十七日

本說明書乃根據公司法第49BA(3)(b)條之規定而編製，並載有上市規則規定之所有資料以供　閣下考慮購回授權之事宜。

1. 股本

於最後實際可行日期，本公司的已發行股本為1,814,580,000股股份。

待載於通告內之第5(A)項普通決議案獲通過及假設本公司在股東週年大會前並無發行或購回任何股份，則本公司根據購回授權將獲准購回最多達181,458,000股股份。

2. 購回的理由

董事認為購回授權符合本公司及各股東最佳利益。行使購回授權或會提升本公司的每股資產淨值及／或每股盈利，惟須視乎當時市況及資金安排而定。董事僅會在認為購回股份對本公司及股東有利時方會購回股份。

3. 購回股份的資金

在購回股份時，本公司只可動用依據本公司之組織章程大綱及細則與公司法許可作此用途之資金。按照公司法，購回股份所須付還之股本，只可由可供分派之溢利或為購回股份而發行新股所得之收益中支付。任何購回時所須支付之溢價須從可供分派之溢利中支付。若購回之股份乃按溢價發行，則在購回時所需支付之溢價，在公司法許可之情況下，由為購回股份而發行新股所得之收益中支付。

根據購回授權，購回股份的資金將全部來自本公司內部資源及／或可動用之銀行融資。

倘全面行使購回授權，則或會對本公司的營運資金或借貸水平有重大不利影響(與本公司於二零零五年六月三十日之最近期經審核賬目之狀況比較)。然而，倘若會對本公司的營運資金或借貸水平有重大不利影響，則董事不擬購回任何股份。

4. 股價

本公司股份於前十二個月在聯交所每月之最高及最低成交價格如下：

		最高 港幣	最低 港幣
2004年	10月	38.50	35.70
	11月	41.50	35.90
	12月	41.10	38.60
2005年	1月	40.70	34.60
	2月	37.10	35.10
	3月	36.80	34.20
	4月	36.40	33.50
	5月	36.80	33.90
	6月	37.40	34.70
	7月	39.50	35.45
	8月	41.15	37.60
	9月	40.00	37.70

5. 承諾及披露權益

經一切合理查詢後，盡董事所知，若購回授權獲股東批准，董事及彼等之聯繫人現無意據此出售任何股份予本公司。

本公司並無接獲其他關連人士(根據上市規則之定義)通知，彼等目前有意在購回授權獲股東批准後向本公司出售股份或已作出承諾不會出售股份。

董事已向聯交所作出承諾，在適用情況下，彼等將依據上市規則，公司法及適用法例行使本公司權力，按照購回授權購回股份。

6. 收購守則及購回股份守則

倘董事依據購回授權行使本公司權力購回股份，以致股東在本公司投票權所佔權益比例有所增加，則就收購守則第32條而言，該項增加將視作一項取得投票權。因此，一名股東或一群一致行動股東可取得或鞏固本公司控制權，並因而須根據收購守則第26及32條提出強制收購建議。本公司控股股東擁有本公司現有股本61.88%。據董事局所知悉，若現有股東及本公司之股本結構並無改變，董事在購回授權下行使任何股份購回將不會引致收購守則項下之任何後果。然而，倘若會令公眾人士所持股份之最低金額將少於本公司已發行股本之25%(即上市規則所訂最低公眾持股量之要求)，則董事將不會行使購回授權。

7. 本公司購回股份

於本通函日期前六個月內，本公司並無在聯交所或以其他方式購買本身任何股份。

以下為胡經昌先生之個人資料，彼根據組織章程細則第99條將於股東週年大會告退，惟彼已表示願意膺選連任：

胡經昌先生，54歲，自二零零五年一月十七日出任本公司獨立非執行董事。彼乃香港特別行政區東區區議員、香港中華總商會副司庫、香港房屋委員會委員、香港特別行政區統計諮詢委員會委員、金銀業貿易場永遠名譽會長及香港證券經紀業協會永遠名譽會長。彼現為利昌金鋪有限公司之常務董事，亦為有利集團有限公司、其士科技控股有限公司、恒基兆業發展有限公司、香港小輪(集團)有限公司及美麗華酒店企業有限公司之獨立非執行董事，而該等公司於聯交所上市。除於此披露者外，胡先生於過往三年並無出任其他上市公司之董事。

於最後實際可行日期，胡先生與本公司任何董事、高級管理人員、主要或控股股東概無任何關係，亦沒有持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。

於最後實際可行日期，胡先生之任期已訂明特定期限於二零零七年十二月三十一日屆滿，而且彼須根據本公司之組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。彼就出任本公司獨立非執行董事、審核委員會委員及薪酬委員會委員，可每年享有定額薪酬港幣300,000元，該薪酬乃按彼之職責釐定。截至二零零五年六月三十日止年度，彼可收取本集團董事袍金港幣70,000元及其他薪酬港幣215,000元。

除於此披露者外，並無其他與彼重選連任有關之事項需向股東公佈。

以下為李家傑先生、李家誠先生、李鏡禹先生、郭炳濠先生、孫國林先生、李達民先生及李王佩玲女士之個人資料，彼等根據組織章程細則第116條將於股東週年大會輪值告退，惟彼等已表示願意膺選連任：

李家傑先生，42歲，為中國人民政治協商會議全國委員會委員，自一九八五年出任本公司執行董事及自一九九三年出任副主席。李先生曾在英國接受教育，於一九八五年加入時，已主要負責恒基地產集團於中國之業務發展。李先生亦為恒基兆業發展有限公司副主席、恒基數碼科技有限公司執行董事及香港中華煤氣有限公司董事，而該等公司於聯交所上市。彼亦為恒基中國集團有限公司(二零零五年八月十五日私有化前乃一間在香港上市之公司)董事長及總裁以及多間本集團成員公司之董事。除於此披露者外，彼於過往三年並無出任任何其他上市公司之董事。李先生為李兆基博士之兒子、李佩雯小姐之胞弟、李家誠先生之胞兄及李寧先生之內弟。

於最後實際可行日期，李先生被視為持有根據證券及期貨條例第XV部定義之本公司1,122,938,300股之股份權益，佔本公司已發行股本61.88%。彼亦被視為持有本公司聯繫公司恒基兆業發展有限公司2,075,859,007股(73.68%)、恒基數碼科技有限公司4,244,996,094股(84.90%)、香港中華煤氣有限公司2,157,017,776股(38.85%)、香港小輪(集團)有限公司111,636,090股(31.33%)、美麗華酒店企業有限公司255,188,250股(44.21%)、恒基兆業有限公司之8,190股(100%)普通股A股、3,510股(100%)無投票權B股及15,000,000股(30%)無投票權遞延股份、Best Homes Limited 26,000股(100%)、威永投資有限公司10,000股(100%)、興輝置業有限公司10,000股(100%)、喜田地產有限公司100股(100%)、美福發展有限公司3,050股(33.33%)、寶麟發展有限公司10股(100%)、Pettystar Investment Limited 3,240股(80%)、Quickcentre Properties Limited 2股(100%)及兆誠國際有限公司100股(100%)，有關股份權益詳列於截至二零零五年六月三十日止財政年度之本公司董事局報告內。本公司控股股東恒基兆業有限公司持有本公司1,122,745,800股，佔本公司已發行股本61.87%，而李先生為該公司之董事。

於最後實際可行日期，李先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。李先生所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零五年六月三十日止年度，彼可收取本集團董事袍金港幣110,000元及其他薪酬港幣4,074,000元。

除於此披露者外，並無其他與彼重選連任有關之事項需向股東公佈。

李家誠先生，34歲，為中國人民政治協商會議廣西壯族自治區第九屆委員會委員及中國人民政治協商會議佛山市第九屆委員會委員，自一九九三年出任本公司執行董事及自二零零五年出任副主席，曾在加拿大接受教育。李先生亦為恒基兆業發展有限公司之副主席、恒基數碼科技有限公司之執行董事，以及香港中華煤氣有限公司及美麗華酒店企業有限公司之董事，而該等公司於聯交所上市。彼亦為恒基中國集團有限公司（二零零五年八月十五日私有化前乃一間在香港上市之公司）之執行董事及多間本集團成員公司之董事。除於此披露者外，彼於過往三年並無出任任何其他上市公司之董事。李先生為李兆基博士之兒子、李佩雯小姐及李家傑先生之胞弟及李寧先生之內弟。

於最後實際可行日期，李先生被視為持有根據證券及期貨條例第XV部定義之本公司1,122,938,300股之股份權益，佔本公司已發行股本61.88%。彼亦被視為持有本公司聯繫公司恒基兆業發展有限公司2,075,859,007股(73.68%)、恒基數碼科技有限公司4,244,996,094股(84.90%)、香港中華煤氣有限公司2,157,017,776股(38.85%)、香港小輪（集團）有限公司111,636,090股(31.33%)、美麗華酒店企業有限公司255,188,250股(44.21%)、恒基兆業有限公司之8,190股(100%)普通股A股、3,510股(100%)無投票權B股及15,000,000股(30%)無投票權遞延股份、Best Homes Limited 26,000股(100%)、喜田地產有限公司100股(100%)及Pettystar Investment Limited 3,240股(80%)，有關股份權益詳列於截至二零零五年六月三十日止財政年度之本公司董事局報告內。本公司主要股東Believegood Limited及本公司控股股東恒基兆業有限公司合共持有本公司1,122,745,800股，佔本公司已發行股本61.87%，而李先生為該等公司之董事。

於最後實際可行日期，李先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。李先生所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零五年六月三十日止年度，彼可收取本集團董事袍金港幣110,000元及其他薪酬港幣3,705,000元。

除於此披露者外，並無其他與彼重選連任有關之事項需向股東公佈。

李鏡禹先生，79歲，自一九七六年出任本公司執行董事。於一九七三年本公司之母公司恒基兆業有限公司註冊成立時李先生加入該公司，並協助本公司主席從事物業發展逾五十年。李先生亦為於聯交所上市之恒基兆業發展有限公司之執行董事。彼亦為恒基中國集團有限公司（二零零五年八月十五日私有化前乃一間在香港上市之公司）之執行董事及多間本集團成員公司之董事。除於此披露者外，彼於過往三年並無出任其他上市公司之董事。

於最後實際可行日期，李先生被視為持有根據證券及期貨條例第XV部定義之本公司62,700股，佔本公司已發行股本少於0.01%。彼亦被視為持有本公司聯繫公司恒基兆業發展有限公司1,001,739股(0.04%)及恒基數碼科技有限公司5,383股(少於0.01%)，有關股份權益詳列於截至二零零五年六月三十日止財政年度之本公司董事局報告內。Cameron Enterprise Inc.（持有本公司8% 股份權益）、本公司主要股東Yamina Investment Limited、Believegood Limited及South Base Limited合共持有本公司538,437,300股，佔本公司已發行股本29.67%，而李先生為該等公司之董事。

於最後實際可行日期，李先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。李先生所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零五年六月三十日止年度，彼可收取本集團董事袍金港幣90,000元及其他薪酬港幣2,693,000元。

除於此披露者外，並無其他與彼重選連任有關之事項需向股東公佈。

郭炳濠先生，53歲，於一九八七年加入本公司，並自一九九三年出任本公司執行董事。郭先生持有理學(工程)學士學位、理學(行政管理學)碩士學位及測量學(房地產發展)深造文憑。郭先生為英國特許銀行學會會員，在任職本公司以前曾於國際銀行界工作逾十一年及被派駐倫敦、芝加哥、吉隆坡、新加坡及香港工作。郭先生亦為恒基兆業發展有限公司之執行董事，而該等公司於聯交所上市。彼亦為恒基中國集團有限公司(二零零五年八月十五日私有化前乃一間在香港上市之公司)之執行董事。除於此披露者外，彼於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，郭先生與本公司任何董事、高級管理人員、主要或控股股東概無任何關係，亦沒有持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。

於最後實際可行日期，郭先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。郭先生所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零五年六月三十日止年度，彼可收取本集團董事袍金港幣90,000元及其他薪酬港幣3,098,000元。

除於此披露者外，並無其他與彼重選連任有關之事項需向股東公佈。

孫國林先生，58歲，於一九九七年加入本公司，並自二零零二年一月出任本公司執行董事。孫先生為香港物業管理公司協會會長、香港地產行政學會執行委員及香港地產建設商會個人會員，具有超過三十五年物業管理經驗。彼於二零零五年獲香港特別行政區政府

頒授榮譽勳章。孫先生亦為恒基兆業發展有限公司之執行董事，該公司於聯交所上市。除於此披露者外，彼於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，孫先生與本公司任何董事、高級管理人員、主要或控股股東概無任何關係，亦沒有持有根據證券及期貨條例第XV部定義之本公司任何股份之權益。

於最後實際可行日期，孫先生之委任並無特定期限，惟彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。孫先生所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零五年六月三十日止年度，彼可收取本集團董事袍金港幣70,000元及其他薪酬港幣5,945,000元。

除於此披露者外，並無其他與彼重選連任有關之事項需向股東公佈。

李達民先生，68歲，自一九七六年出任本公司董事，從事本港地產發展逾三十年。李先生亦為於聯交所上市之恒基兆業發展有限公司之執行董事。彼亦為多間集團成員公司董事。除於此披露者外，彼於過往三年並無出任任何其他上市公司之董事。李先生為李兆基博士之胞弟及馮李煥琼女士之胞兄。

於最後實際可行日期，李先生被視為根據證券及期貨條例第XV部定義之本公司498,000股，佔本公司已發行股本0.03%。彼亦被視為持有本公司聯繫公司恒基兆業發展有限公司6,666股(少於0.01%)及恒基數碼科技有限公司33股(少於0.01%)，有關股份權益詳列於截至二零零五年六月三十日止財政年度之本公司董事局報告內。Cameron Enterprise Inc.(持有本公司8%股份權益)、本公司控股股東恒基兆業有限公司、Rimmer (Cayman) Limited、Riddick (Cayman) Limited及Hopkins (Cayman) Limited合共持有本公司1,122,938,300股，佔本公司已發行股本61.88%，而李先生為該等公司之董事。

於最後實際可行日期，李先生之任期已訂明特定期限於二零零七年十二月三十一日屆滿，而且彼須根據本公司組織章程細則輪值告退及膺選連任。彼並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。李先生所收取之董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。截至二零零五年六月三十日止年度，彼可收取本集團董事袍金港幣70,000元。

除於此披露者外，並無其他與彼重選連任有關之事項需向股東公佈。

李王佩玲女士，56歲，自一九九六年出任本公司董事及於二零零四年九月二十七日調職本公司非執行董事。李太為執業律師，亦是英格蘭及威爾斯特許會計師公會資深會員。李氏積極參與公共事務，現為多個法定、顧問及上訴委員會成員。李氏亦為長江基建集團有限公司、鷹君集團有限公司、TOM集團有公司及曾任嘉里建設有限公司(於二零零四年九月二十九日辭任)之董事，而該等公司於聯交所上市。彼亦為本公司之附屬公司恒基國際財務有限公司之獨立非執行董事。除於此披露者外，彼於過往三年並無出任任何其他上市公司之董事。

於最後實際可行日期，李氏與本公司任何董事、高級管理人員、主要或控股股東概無任何關係。李氏被視為持有根據證券及期貨條例第XV部定義之本公司30,000股，佔本公司已發行股本少於0.01%。

於最後實際可行日期，李氏之任期已訂明特定期限於二零零七年十二月三十一日屆滿，而且彼須根據本公司之組織章程細則輪值告退及膺選連任。李氏並無訂立或擬訂立任何上市規則第13.68條之涵義所指須獲本公司股東於股東大會上事先批准之服務合約。李氏所收取董事袍金須於股東大會上經股東同意。董事局不時參照彼之職責釐定彼之其他薪酬。有關截至二零零五年六月三十日止年度，彼可收取本公司董事袍金港幣50,000元。

除於此披露者外，並無其他與彼重選連任有關之事項需向股東公佈。